

Luby's
Culinary Service


WORLD'S
FUDDRUCKERS
Greatest
HAMBURGERS

Luby's Inc., Annual Report 2011

Luby's


Welcome Home
Luby's

Our Brands



Luby's Cafeterias was founded in 1947 in San Antonio, Texas with a mission to be the most innovative and successful cafeteria company in America. By serving customers convenient, great-tasting, home-style meals at an excellent value in a friendly environment, Luby's generated $232.3 million in revenue last year.



Fuddruckers still holds true to its original mission: to deliver quality and in-your-face freshness and inspiring guests to build their own World's Greatest Burger Experience since 1980. Fuddruckers is known for its lively atmosphere, 100% fresh, never frozen, all American grilled-to-order beef, scratch-made buns and market fresh produce. On July 26, 2010 Luby's Inc., through a subsidiary, purchased Fuddruckers. Fuddruckers generated $93.1 million from company operated restaurants last year.



Luby's Culinary Services launched in 2006 with a mission to redefine the contract food service industry. To be the best, not necessarily the biggest, is the daily mantra across this growing brand. Luby's Culinary Services generated $15.6 million in revenue last year and today services 21 corporate, hospital and higher education locations.

Our Brand Presence By State



2
2
6
2
3
3
1
18
6
3
2
92
18

System-Wide Locations

F Franchise Operated Location
C Company Operated Location

Luby's Cafeterias 95**C**

Luby's Culinary Service locations 21**C**

Fuddruckers restaurants 57**C** & 121**F**

Koo Koo Roo Chicken Bistros 3**C**

International Locations
(included in system-wide totals)

Puerto Rico 4**F**

Canada 1**F**



1
3
6
5
1
5
1
5
1
4
6
5
5
1
4
1
3
1
8
1
6
50
3
3
5



Pictured L to R: Christopher J. Pappas, Gaspar Mir, III, Benjamin T. Coutee, K. Scott Gray and Peter Tropoli

Executive Officers

Christopher J. Pappas
President & Chief Executive Officer*

Gasper Mir, III
Chairman of the Board*

K. Scott Gray
Senior Vice President & Chief Financial Officer*

Peter Tropoli
Chief Operating Officer*

Officers

Benjamin T. Coutee, Senior Vice President of Operations*

Ronald Bass, Vice President Operations Luby's**

Fred Silhanek, Vice President Operations Fuddruckers**

J. Dan Rathmell, Area Vice President Luby's**

Trent Taylor, Area Vice President Lubys**

Ken Warzecha, Area Vice President Lubys**

John Rich, Area Vice President Fuddruckers**

Alan Watts, Area Vice President Fuddruckers**

Ronald K. Wright, Vice President Operational Services**

Keith Coleman, Vice President of Franchise Development**

Jeff Sewick, Vice President of Development Culinary Contract Services**

Roy Camberg, General Counsel and Corporate Secretary*

Michael Racusin, Corporate Counsel and Assistant Corporate Secretary*

Michael Paul, Controller*

Roland Gonzalez, Treasurer*

Steve Goodweather, Vice President Financial Planning and Analysis and Investor Relations**

Bill Gordon, Vice President Real Estate**

Steven G. Barrow, Vice President Information Systems**

Toni Niece, Vice President Marketing**

Paulette Gerukos, Vice President Human Resources**

Derrick Ross, Vice President Risk Management**

* Luby's, Inc. and Luby's Management, Inc.

** Lubys Management, Inc.

Officers listed above are as of November 17, 2011

Letter to Our Shareholders

Fiscal year 2011 was an invigorating year for our organization as we completed the initial integration of Fuddruckers, including over 57 nationwide company-owned locations and over 120 franchisee locations into our company. Further, we implemented traffic and sales-building strategies at all of our brands which offered our guests reasons to come back more frequently, as well as expanded our reach to attract new guests into our restaurants. We employed a multi-pronged approach that focused on a number of elements, including better employing limited time offers, developing compelling new products, and bringing back a few popular offerings from prior years. We modified our menus and made pricing modifications where needed. We also began implementing refreshed décor packages with upgrades starting at many of our restaurants in our fiscal fourth quarter. Finally, we developed new media communications programs – using the web, email, Facebook, and Twitter. These programs put into action by our unit management generated hard-fought results as reflected by our growth in sales. Our guests have many choices in the marketplace and we know that in order to continue our current trajectory we must protect and expand our brand quality, value and identity.

We continue to refine, innovate, and customize our approach in today's market environment through improvements in product appeal, décor and facilities, service and value. We are beginning to benefit from our local market initiatives which have helped us build stronger relationships with our customers. Through these actions we are reinforcing our brand image of higher quality and unique offerings at a better value, which is our competitive advantage.

In fiscal year 2011, we generated revenue of $348.7 million, up from $244.8 million in the prior year. Restaurant sales increased $95.0 million to $325.4 million, with Fuddruckers contributing sales of $93.1 million. Luby's Cafeteria sales rose $9.4 million during the period. Excluding the impact of the extra week in fiscal year 2011, Luby's Cafeteria restaurant sales grew $5.1 million. Our cafeteria same-store sales for the year rose 2.5%, with customer traffic up 4.7%, and average spend per customer declining 2.1%. Fuddruckers locations will not meet the Company's current same store sales definition until after 18 consecutive accounting periods. But we are pleased with the 3.2% sales increase at the Fuddruckers units we purchased with the acquisition of Fuddruckers.

With solid sales and a full year of profitability, we were able to generate operating cash flow of $16.5 million for the fiscal year. As we began this fiscal year, our objective was to become profitable on a full year basis. By generating $2.6 million in income from continuing operations, or $0.09 per share, we achieved that goal. Excluding legal and professional fees associated with the Fuddruckers acquisition, asset charges and changes in tax valuation allowances, we produced income from continuing operations of $2.1 million, $0.07 per share, for the 2011 fiscal year. Combining our operating cash flow with the $14.7 million of proceeds from the sale of properties, we paid down almost $30.0 million of debt since we closed the Fuddruckers acquisition in July 2010. We ended the year with $21.5 million outstanding on our credit facility, down from $51.3 million when we closed the Fuddruckers acquisition. In order to give us increased financial flexibility, we renewed our $50 million dollar revolving credit facility with our existing bank group, extending the maturity for 3 years and providing for expansion to $70 million. We plan to utilize this facility to complement cash flow from operations to fund the development of new restaurant locations, remodels, and other capital improvements. We are in a solid financial position as we begin fiscal year 2012 with available capital to expand our brands or take advantage of business opportunities.

Luby's Cafeteria

At our Luby's Cafeterias, we reduced our use of limited time offers as the year progressed, but continued to increase our focus on other local marketing initiatives, as we fortified our relationship with the communities that we serve. We also expanded our direct marketing efforts, using email lists and car flyers to communicate with guests. Our social media team now sends frequent emails, tweets and Facebook posts to our guests, reminding them of daily menu items and specials. Our customers also connected with us more frequently on Facebook and they followed us on Twitter. In the fourth quarter, we relocated a 24 year old Luby's Cafeteria from an in-line shopping center location to a new freestanding pad in the same development. We took the opportunity to enhance our facility, using new and more innovative design elements. Our 24 year old cafeteria, even well maintained, appeared dated to many of our guests. The new restaurant is the same prototype design as the past four new stores and the second to be at the same location as the previous unit. Since opening, this location has been a top performer. This location reinforces the appeal of the Luby's brand and gives us further confidence that in the right locations with an updated facility, the cafeteria concept will be well received and can provide a good return on invested capital.

> This location reinforces the appeal of the Luby's brand.

Fuddruckers

At Fuddruckers, as the fiscal year proceeded, we quickly progressed beyond the integration process to enhance performance and system growth. This next phase includes menu and culinary development, enhanced marketing efforts, new unit development, remodeling and refreshing our legacy locations, and expanding our franchise outreach to support and foster future development.

In early July, we opened a new location in the highly visible downtown Houston underground tunnel system and we acquired one franchise unit in Tulsa, Oklahoma. Our downtown Houston unit came out of the gates generating positive results consistent with our expectations. Although the location operates fewer hours than our other locations, concentrating mostly on the lunch crowd, it illustrates the opportunities presented by smaller format stores. We have begun to develop our catering business at this location as well as recently adding breakfast offerings. The feedback we are receiving from our breakfast and catering customers is positive and already we have developed a list of repeat customers.

> The Fuddruckers brand is well positioned to have a solid 2012.

We are fortifying our relationship with our franchisees. During the year, we exchanged ideas on a range of decisions facing the brand. We expanded our dialogue on growth, potential menu enhancements, consistency, and improvements to operations. Together we will grow same-store sales and build new units.

All-in-all, the Fuddruckers brand is well positioned to have a solid 2012. Fuddruckers is a well-known and respected brand, and we look forward to further leveraging the brand by refreshing the legacy units and expanding through new company developed and franchised locations.

Culinary Contract Services

Since its inception five years ago, Luby's Culinary Contract Services built a reputation for high levels of quality and service. We don't use a cookie-cutter approach to serve our contract services customers; instead, we tailor our culinary services to their

> We are now receiving more inquiries than ever for new business.

needs, including healthy options through our Livin' Smart program. In fiscal 2011, we progressed from operating in 18 locations to operating in 22 locations. Of particular note was our addition of Texas Children's Hospital, West Houston campus, to our portfolio of culinary contract clients. That location demonstrates well our ability to quickly ramp up our operations. In December 2010, we started there with a coffee kiosk, two months later we opened a retail bistro and on March 9, we began feeding patients. We are now receiving more inquiries for new business and continue to believe that that the time and investments we have made in our culinary contract services operations are poised to reap greater returns in 2012 and beyond.

Conclusion

In 2012, we have plans in place to grow each of our brands, building on the initiatives and processes we tested, launched and benefited from in 2011. We see opportunities to improve shareholder value as we grow our brands, which collectively stand for quality food conveniently offered at an everyday value. Increasing our sales and profitability and growing our unit footprint will remain a priority for us in fiscal year 2012 and beyond. Our strong, flexible, and dedicated team will continue to develop initiatives that will drive traffic to our brands, since service, quality, and value are always forefront in our minds.



Christopher J. Pappas
President & Chief Executive Officer
Luby's, Inc.


Baked
Almondine
Chicken
Blackened

Luby's®

Luby's

When we talk about quality at Luby's, it actually means something tangible, tasty and time-honored. For more than 64 years, we've dedicated ourselves to preparing and serving the fresh fare our guests deserve.

It's nothing less than real food, real ingredients and home-cooked, made from scratch dishes lovingly prepared each day by people who are at home in the kitchen.

Dedicated team members arrive early each day. Like fine dining chefs, they prepare the day's entrées with unprocessed, nutritious ingredients. Some begin by peeling and chopping fresh onions, carrots and celery hearts for homemade sauces and gravies. Others are busy peeling potatoes, cutting fresh-from-the-farm veggies or preparing Luby's famous fried fish.

It all sounds pretty tasty, doesn't it? It's the only way we know how to do it at Luby's.

While Luby's is steeped in tradition, it's a company looking toward the future. With a culinary commitment to freshly prepared, healthy dishes, value-driven limited time offers and newly built prototype restaurants throughout the greater Houston market, Luby's is squarely focused on creating the next generation, contemporary dining experience.

Fuddruckers

Step into one of our Fuddruckers restaurants and you're in for a delicious, one-of-a-kind dining experience. From the 100% fresh, never frozen, all American grilled-to-order beef and the scratch-baked bun prepared daily, to the abundant toppings for making the perfect burger, our guests expect the quality and taste that gave birth to the "better burger" segment. Since 1980, our guests have been enjoying the World's Greatest Hamburgers®.

But it doesn't stop there. We've also been freshening up our buildings (inside and out), developing new layouts to fit varied spaces, and enhancing menu offerings as part of our quest to provide the best burger experience possible for our guests. We introduced this experience into downtown Houston with our newest high-volume, bustling, friendly, quick-service Fuddruckers.

Today Fuddruckers has 57 company-operated restaurants and supports a franchise network of 121 locations. These Fuddruckers restaurants are found coast to coast spanning 33 states, and include Puerto Rico and Canada. And recently, with a joint venture partner, we announced expansion south of the border, in Mexico, setting the stage for bringing the World's Greatest Hamburgers® to more communities both domestically and internationally.


WORLD'S
FUDDRUCK
Greatest
HAMBURG


FUDDRUC
TRY OUR
TURKEY BURG
SWEET POTAT




PUSH

Luby's Culinary Services

Hospitals and other large institutions are not known for the caliber of their cuisine. But in that sad fact, we saw an opportunity to provide a higher quality product, fresh and appetizing, that people could actually enjoy and appreciate.

In 2006, Luby's blended its expertise in homemade cooking and a vision for redefining the contract food service industry. The company launched Luby's Culinary Services, led by Chris and Harris Pappas, legendary restaurant entrepreneurs – both with more than 35 years industry experience.

Luby's Culinary Services integrates the Luby's tradition of tasty and healthy menus with customized solutions crafted to meet the specific needs of partners across corporate, hospital and higher education large-scale food service operations. From our dietitian-designed VIP's Choice patient feeding programs to our coffee houses serving freshly baked pastries and Seattle's Best Coffee®, we are revising the notion of institutional fare while dedicated to being the absolute best at what we're doing.

In just five years, Luby's Culinary Services has become a growth engine for the Luby's brand family and a trusted partner to corporate, hospital and institutions in Texas and Louisiana with 21 food service locations.





Board of Directors pictured L to R

Frank Markantonis [5]
Attorney, Law Offices of Frank Markantonis

Arthur R. Emerson [3, 4]
Chairman & CEO GRE Creative Communications

Harris J. Pappas [2, 5]
President, Pappas Restaurants Inc.

Gasper Mir, III [1+, 2+, 4]
Chairman of the Board, Luby's Inc.
Principal, Mir, Fox & Rodriguez, P.C.
Certified Public Accountants

Joe C. McKinney [1, 2, 4+]
Vice Chairman, Broadway National Bank

Christopher J. Pappas [2]
President & Chief Executive Officer
Luby's, Inc.

J.S.B. Jenkins [1, 2, 3+, 4]
Investor & Former Chairman of the Board
Tandy Brand Accessories, Inc.

Jill Griffin [3, 5]
Principal, Griffin Group

Judith B. Craven, M.D. [1, 2, 3, 5+]
(not pictured)
President, JAE & Associates, LLC

(1) Nominating & Corporate Governance Committee
(2) Executive Committee
(3) Executive Compensation Committee
(4) Finance & Audit Committee
(5) Personnel & Administrative Policy Committee
+ Indicates Chair

Financial Highlights

(in thousands except per share data and percentages)

	2011	2010	2009
Sales			
Restaurant sales	$ 325,383	$ 230,342	$ 245,799
Culinary contract services	$ 15,619	$ 13,728	$ 12,970
Franchise revenue	$ 7,092	$ 645	$ —
Vending revenue	$ 654	$ 44	$ —
Total Sales	$ 348,748	$ 244,759	$ 258,769
Provision for asset impairments, net	$ 84	$ 282	$ 6,740
Net gain on disposition of property and equipment	$ 1,427	$ 924	$ 916
Income (loss) before income taxes and discontinued operations	$ 3,127	$ (3,693)	$ (13,570)
Provision (benefit) for income taxes	$ 544	$ (3,081)	$ 492
Income (loss) from discontinued operations, net of income taxes	$ 382	$ (2,281)	$ (12,356)
Net Income (Loss)	$ 2,965	$ (2,893)	$ (26,418)
Net income (loss) per share:			
Basic	$ 0.10	$ (0.10)	$ (0.94)
Assuming dilution	$ 0.10	$ (0.10)	$ (0.94)
Weighted-average shares outstanding:			
Basic	28,237	28,129	28,084
Assuming dilution	28,297	28,129	28,084
Additional Metrics			
Net cash provided by operating activities	$ 16,453	$ 9,297	$ 4,760
Purchases of property and equipment	$ (11,038)	$ (3,580)	$ (12,348)
Total Debt	$ 21,500	$ 41,500	0
Same-store Sales	2.5%	(7.4)%	(7.1)%
Number of restaurants open at end of year	156	154	119
Percentage Table			
Cost & Expenses (as a percentage of restaurant sales)			
Cost of Food	28.9%	27.6%	27.6%
Payroll and Related Costs	34.8%	36.0%	36.3%
Other Operating Expenses	23.7%	22.2%	23.0%
Store Level Profit (a)	12.7%	14.2%	13.1%
General & Administrative Expenses	8.5%	10.4%	9.6%
Income (Loss) from Operations	1.2%	(2.3)%	(5.2)%

(a) Store level profit is defined as restaurant sales less cost of food, payroll and related cost, and other operating expenses.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended August 31, 2011

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period From ______ to

Commission file number 001-08308

Luby's, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**74-1335253**
(State or other jurisdiction of incorporation or organization)	*(IRS Employer Identification Number)*

13111 Northwest Freeway, Suite 600
Houston, Texas 77040
(Address of principal executive offices, including zip code)

(713) 329-6800
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which registered
Common Stock ($0.32 par value per share)	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the shares of common stock of the registrant held by nonaffiliates of the registrant as of February 8, 2011, was approximately $104,997,000 (based upon the assumption that directors and executive officers are the only affiliates).

As of November 9, 2011, there were 28,165,005 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the following document are incorporated by reference into the designated parts of this Form 10-K:

Definitive Proxy Statement relating to 2012 annual meeting of shareholders (in Part III)

Luby's, Inc.
Form 10-K
Year ended August 31, 2011
Table of Contents

		Page
	Part I	
Item 1	Business	6
Item 1A	Risk Factors	10
Item 1B	Unresolved Staff Comments	17
Item 2	Properties	17
Item 3	Legal Proceedings	18
Item 4	(Removed and Reserved)	18
	Part II	
Item 5	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	19
Item 6	Selected Financial Data	21
Item 7	Management's Discussion and Analysis of Financial Condition and Results of Operations	22
Item 7A	Quantitative and Qualitative Disclosures about Market Risk	44
Item 8	Financial Statements and Supplementary Data	45
Item 9	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	81
Item 9A	Controls and Procedures	81
Item 9B	Other Information	82
	Part III	
Item 10	Directors, Executive Officers and Corporate Governance	83
Item 11	Executive Compensation	83
Item 12	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	83
Item 13	Certain Relationships and Related Transactions, and Director Independence	83
Item 14	Principal Accountant Fees and Services	83
	Part IV	
Item 15	Exhibits, Financial Statement Schedules	84
Signatures		89

Additional Information

We file reports with the Securities and Exchange Commission, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We are an electronic filer, and the SEC maintains an Internet site at *http://www.sec.gov* that contains the reports, proxy and information statements, and other information that we file electronically. Our website address is *www.lubys.com.* Please note that our website address is provided as an inactive textual reference only. We make available free of charge through our website the annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. The information provided on our website is not part of this report, and is therefore not incorporated by reference unless such information is specifically referenced elsewhere in this report.

Compliance with New York Stock Exchange Requirements

We submitted to the New York Stock Exchange ("NYSE") the CEO certification required by Section 303A.12(a) of the NYSE's Listed Company Manual with respect to our fiscal year ended August 25, 2010. We expect to submit the CEO certification with respect to our fiscal year ended August 31, 2011 to the NYSE within 30 days after our annual meeting of shareholders. We are filing as an exhibit to this Form 10-K the certifications required by Section 302 of the Sarbanes-Oxley Act of 2002.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains statements that are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this Form 10-K, other than statements of historical facts, are "forward-looking statements" for purposes of these provisions, including any statements regarding:

- future operating results;
- future capital expenditures, including expected reductions in capital expenditures;
- future debt, including liquidity and the sources and availability of funds related to debt;
- plans for our new prototype restaurants;
- plans for expansion of our business;
- scheduled openings of new units;
- closing existing units;
- effectiveness of management's Cash Flow Improvement and Capital Redeployment Plan;
- future sales of assets and the gains or losses that may be recognized as a result of any such sales; and
- continued compliance with the terms of our 2009 Credit Facility.

In some cases, investors can identify these statements by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "outlook," "may" "should," "will," and "would" or similar words. Forward-looking statements are based on certain assumptions and analyses made by management in light of their experience and perception of historical trends, current conditions, expected future developments and other factors we believe are relevant. Although management believes that our assumptions are reasonable based on information currently available, those assumptions are subject to significant risks and uncertainties, many of which are outside of our control. The following factors, as well as the factors set forth in Item 1A of this Form 10-K and any other cautionary language in this Form 10-K, provide examples of risks, uncertainties, and events that may cause our financial and operational results to differ materially from the expectations described in our forward-looking statements:

- general business and economic conditions;
- the impact of competition;
- our operating initiatives, changes in promotional, couponing and advertising strategies and the success of management's business plans;
- fluctuations in the costs of commodities, including beef, poultry, seafood, dairy, cheese, oils and produce;
- ability to raise menu prices and customers acceptance of changes in menu items;
- increases in utility costs, including the costs of natural gas and other energy supplies;
- changes in the availability and cost of labor, including the ability to attract qualified managers and team members;
- the seasonality of the business;
- collectability of accounts receivable;
- changes in governmental regulations, including changes in minimum wages and health care benefit regulation;

- the effects of inflation and changes in our customers' disposable income, spending trends and habits;
- the ability to realize property values;
- the availability and cost of credit;
- weather conditions in the regions our restaurants operate;
- costs relating to legal proceedings;
- *impact of adoption of new accounting standards;*
- effects of actual or threatened future terrorist attacks in the United States;
- unfavorable publicity relating to operations, including publicity concerning food quality, illness or other health concerns or labor relations; and
- the continued service of key management personnel.

Each forward-looking statement speaks only as of the date of this Form 10-K, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Investors should be aware that the occurrence of the events described above and elsewhere in this Form 10-K could have material adverse effect on our business, results of operations, cash flows and financial condition.

PART I

Item 1. *Business*

Overview

Luby's, Inc. (formerly, Luby's Cafeterias, Inc.) was founded in 1947 in San Antonio, Texas. The Company was originally incorporated in Texas in 1959, with nine cafeterias in various locations, under the name Cafeterias, Inc. It became a publicly held corporation in 1973, then changed its name in 1981 to Luby's Cafeterias, Inc. and joined the New York Stock Exchange in 1982. Luby's, Inc. was reincorporated in Delaware on December 31, 1991 and was restructured into a holding company on February 1, 1997, at which time all of the operating assets were transferred to Luby's Restaurants Limited Partnership, a Texas limited partnership composed of two wholly owned, indirect corporate subsidiaries. On July 9, 2010, Luby's Restaurants Limited Partnership was converted into Luby's Fuddruckers Restaurants, LLC, a Texas limited liability company ("LFR"). All restaurant operations are conducted by LFR. In this report, unless otherwise specified, "Luby's," "we," "our," "us" and "our company" refer to Luby's, Inc., LFR and the consolidated subsidiaries of Luby's, Inc.

On July 26, 2010, we, through our subsidiary, LFR, completed the acquisition of substantially all of the assets of Fuddruckers, Inc., Magic Brands, LLC and certain of their affiliates (collectively, "Fuddruckers") for approximately $63.1 million of cash. LFR also assumed certain of Fuddruckers' obligations, real estate leases and contracts. Upon the completion of the acquisition, LFR became the owner and operator of 56 Fuddruckers locations and 3 Koo Koo Roo Chicken Bistro ("Koo Koo Roo") locations with franchisees currently operating an additional 130 locations.

Luby's, Inc. is a multi-branded company operating in the restaurant industry and the contract food services industry. Our primary brands include Luby's Cafeteria, Luby's Culinary Contract Services, and Fuddruckers. Also included in our brands are Luby's, Etc. and Koo Koo Roo Chicken Bistro.

As of November 9, 2011, we operated 155 restaurants located throughout the United States, as set forth in the table below. These establishments are located in close proximity to retail centers, business developments and residential areas. Of the 155 restaurants, 81 are located on property that we own and 74 are on leased premises.

	Total
Texas:	
Houston Metro	46
Dallas/Fort Worth Metro	13
San Antonio Metro	19
Rio Grande Valley	11
Austin	10
Other Texas Markets	15
Arizona	5
California	12
Georgia	3
Illinois	5
Maryland	3
Virginia	3
Other States	10
Total	155

As of November 9, 2011, we operated culinary contract services at 21 locations; 15 in the Houston, Texas area, 3 in Louisiana, 2 in Denton, Texas and 1 in Austin, Texas. Luby's Culinary Services provides food service management to healthcare, educational and corporate dining facilities.

As of November 9, 2011, we had 60 franchisees operating 121 Fuddruckers restaurants, of which 116 are located in 30 states, 1 in Canada and 4 in Puerto Rico.

	Fuddruckers Franchises
Texas:	
Houston Metro	1
Dallas/Fort Worth Metro	9
Other Texas Markets	18
California	9
Florida	5
Georgia	3
Idaho	2
Louisiana	3
Maryland	2
Massachusetts	5
Michigan	6
Missouri	3
Montana	6
Nebraska	1
Nevada	3
New Jersey	5
New Mexico	3
North Carolina	2
Oregon	2
Pennsylvania	5
South Carolina	8
South Dakota	2
Tennessee	3
Virginia	3
Wisconsin	2
Other States	5
Canada	1
Puerto Rico	4
Total	121

For additional information regarding our restaurant locations, please read "Properties" in Item 2 of Part I of this report.

We are headquartered in Houston, Texas, our largest restaurant market. Our corporate headquarters is located at 13111 Northwest Freeway, Suite 600, Houston, Texas 77040, and our telephone number at that address is (713) 329-6800. Our website is www.lubys.com.

Luby's Cafeteria

Operations

Luby's Cafeteria provides its customers with made-from-scratch quality food, value pricing, service and hospitality. Our cafeteria-style restaurants feature a unique concept format in today's family and casual dining segment of restaurant companies. The cafeteria food delivery system allows customers to select freshly prepared items from the serving line, including entrées, vegetables, salads, desserts, breads and beverages, before transporting their selected items on serving trays to a table or booth of their choice in the dining area. Each restaurant offers 15 to 20 entrées, 12 to 14 vegetable dishes, 8 to 10 salads, and 10 to 12 varieties of desserts daily. Food is prepared in small quantities throughout serving hours, and frequent quality checks are conducted.

Luby's Cafeteria's product offerings are home-style classic made from scratch favorites priced to appeal to a broad range of customers, including those customers that focus on fast wholesome choices, quality, variety and affordability. We have had particular success among families with children, shoppers, travelers, seniors, and business people looking for a quick, freshly prepared meal at a fair price. Our restaurants are generally open for lunch and dinner seven days a week and all of our restaurants sell food-to-go orders, which accounted for 14.1% of restaurant sales in fiscal year 2011.

Food is prepared fresh daily at our restaurants. Menus are reviewed periodically and new offerings and seasonal food preferences are regularly incorporated. Each restaurant is operated as a separate unit under the control of a general manager who has responsibility for day-to-day operations, including food production and personnel employment and supervision. Our philosophy is to grant authority to restaurant managers to direct the daily operations of their stores and, in turn, to compensate them on the basis of their performance. We believe this strategy is a significant factor contributing to the profitability of our restaurants.

Each general manager is supervised by an area leader. Each area leader is responsible for approximately 7 to 10 units, depending on location.

Quality control teams also help maintain uniform standards of food preparation, safety and sanitation. The teams visit each restaurant as necessary and work with the staff to confirm adherence to our recipes, train personnel in new techniques, and implement systems and procedures used universally throughout our company.

During fiscal year 2011, we spent approximately 0.6% of restaurant sales on marketing with particular emphasis on local restaurant promotions and outdoor billboards. We operate from a centralized purchasing arrangement to obtain the economic benefit of bulk purchasing and lower prices for most of our menu offerings. The arrangement involves a competitively selected prime vendor for each of our three major purchasing regions.

The number of Luby's Cafeterias was 96 in fiscal years 2010 and 2011.

New Luby's Prototype Restaurant

In August 2007, we introduced our new restaurant prototype design, with the opening of our first new store in over seven years, located in Cypress, Texas, a suburb north of Houston. This new prototype capitalizes on our core fundamentals of serving great food made-from-scratch and a convenient delivery system. In fiscal year 2008, we opened three new units employing this prototype design. Although we opened no new prototype units in fiscal years 2009, 2010 and 2011, we anticipate using and further modifying this prototype design as we execute our strategy to build new restaurants in markets where we believe we can achieve superior restaurant cash flows. One location was relocated into a new restaurant building directly across from its current location as a result of the landlord's renovation plans.

Fuddruckers

Fuddruckers was founded upon the idea that guests deserve and crave a better burger experience. Fatigued by fast food quality, guests gravitated to Fuddruckers better burger concept.

To prove its commitment to serving not just better burgers, but the World's Greatest Hamburgers, Fuddruckers designed an open kitchen where guests could see burgers freshly prepared from scratch all day. Central to the brand was the notion that nobody builds a better burger than you—so Fuddruckers pioneered the Build Your Own burger concept.

Fuddruckers serves fresh, 100% All-American premium-cut ready for oven beef. Vegetarian-fed through a combination of open grass grazing and grain, Fuddruckers beef is bred for taste on ranches only in the U.S.A. No fillers or artificial ingredients are ever added to Fuddruckers beef—and only the freshest cuts of beef with optimal marbling make the cut at Fuddruckers. Fuddruckers scratch-baked buns are made fresh all day in each restaurant's bakery.

Guests take it from there at Fuddruckers Build Your Own market fresh produce bar where they pile it high with their choice of fresh veggies and signature Fuddruckers condiments.

While Fuddruckers' signature burger accounts for approximately 47.0% of Fuddruckers restaurant sales, its menu also includes all-natural, free-range Fudds Exotics burgers, such as buffalo, fresh rib eye steak sandwiches, various grilled and breaded chicken breast sandwiches, hot dogs, a variety of tossed and specially prepared salads and soups, fish sandwiches, wedge-cut French fries, onion rings, soft drinks, handmade milkshakes, and bakery items. Beer and wine are served and, generally, account for less than 2% of restaurant sales.

Fuddruckers restaurants continue to feature casual, welcoming dining areas where Americana themed décor hang upon the walls.

Fuddruckers emphasizes simplicity in its operations. Restaurants generally have a total staff of one general manager, two or three assistant managers and 25 to 45 other associates, including full-time and part-time associates working in overlapping shifts. Since Fuddruckers generally utilizes a self-service concept, similar to quick casual, it typically does not employ waiters or waitresses.

Fuddruckers restaurant operations are currently divided into two regions, each supervised by an Area Vice President. The two regions are divided into a total of eight areas, each supervised by an Area Leader. On average, each Area Leader supervises seven restaurants.

We opened one Fuddruckers unit and acquired one unit from a franchisee, resulting in a fiscal 2011 year end count of 58 Fuddruckers restaurants and 3 Koo Koo Roo restaurants.

Franchising

Fuddruckers offers franchises in markets where it deems expansion to be advantageous to the development of the Fuddruckers concept and system of restaurants. The franchise agreements, after considering renewal periods, have an estimated term of 21 years. Franchise agreements typically grant franchisees an exclusive territorial license to operate a single restaurant within a specified area, usually a four-mile radius surrounding the franchised restaurant. As the new franchisor of Fuddruckers, Luby's management will be developing its relationships with our franchisees over the coming years and beyond.

Franchisees bear all direct costs involved in the development, construction and operation of their restaurants. In exchange for a franchise fee, we provide franchise assistance in the following areas: site selection, prototypical architectural plans, interior and exterior design and layout, training, marketing and sales techniques, assistance by a Fuddruckers "opening team" at the time a franchised restaurant opens, and operations and accounting guidelines set forth in various policies and procedures manuals.

All franchisees are required to operate their restaurants in accordance with Fuddruckers standards and specifications, including controls over menu items, food quality and preparation. We require the successful completion of its training program by a minimum of three managers for each franchised restaurant. In addition, franchised restaurants are evaluated regularly by us for compliance with franchise agreements, including standards and specifications through the use of periodic, unannounced, on-site inspections and standards evaluation reports.

The number of franchised restaurants was reduced from 130 at fiscal year end 2010 to 122 at fiscal year end 2011.

Intellectual Property

Luby's, Inc. owns or is licensed to use valuable intellectual property including trademarks, service marks, patents, copyrights, trade secrets and other proprietary information, including the Luby's and Fuddruckers logos, trade names and trademarks, which are of material importance to our business. Depending on the jurisdiction, trademarks and service marks generally are valid as long as they are used and/or registered. Patents, copyrights and licenses are of varying durations. The success of our business depends on the continued ability to use existing trademarks, service marks and other components of our brands in order to increase brand awareness and further develop branded products and we take steps to protect our intellectual property.

Culinary Contract Services

Our culinary contract services operation ("CCS"), branded as Luby's Culinary Services, consists of a business line servicing healthcare, higher education and corporate dining clients. The healthcare accounts are full service and typically include in-room delivery, catering, vending, coffee service and retail dining. As of November 9, 2011, we had contracts with 5 long-term acute care hospitals, 5 acute care medical centers, 2 ambulatory surgical centers, 2 behavioral hospitals, 4 business and industry clients, and 3 higher education institutions. We have the unique ability to deliver quality services that include facility design and procurement as well as nutrition and branded food services to our clients. We anticipate allocating capital expenditures as needed to further develop our CCS business in fiscal year 2012.

Employees

As of November 9, 2011, we had a workforce of 7,348 employees consisting of restaurant management employees, non-management restaurants employees, CCS management employees, CCS non-management employees, and office and facility service employees. Employee relations are considered to be good. We have never had a strike or work stoppage, and we are not subject to collective bargaining agreements.

Item 1A. *Risk Factors*

An investment in our common stock involves a high degree of risk. Investors should consider carefully the risks and uncertainties described below, and all other information included in this Annual Report on Form 10-K, before deciding whether to purchase our common stock. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also become important factors that may harm our business, financial condition or results of operations. The occurrence of any of the following risks could harm our business, financial condition and results of operations. The trading price of our common stock could decline due to any of these risks and uncertainties, and investors may lose part or all of their investment.

General economic factors may adversely affect our results of operations.

The protracted economic slowdown experienced in the United States beginning in fiscal year 2008 has continued through fiscal year 2011. Disposable consumer income and consumer confidence continues to be adversely affected. As a result of the deteriorating business and economic conditions affecting our customers, we have experienced reduced customer traffic and have lowered our menu prices, which has lowered our profit margins and adversely affected our results of operations. A further slowdown in the economy or other economic conditions affecting disposable consumer income, such as unemployment levels, inflation, fuel and other energy costs, and interest rates, may adversely affect our business by reducing overall consumer spending or by causing customers to shift their spending to our competitors, which could result in a further reduction in customer traffic and lowered menu prices leading to a further reduction in revenues and a reduction in our margins. Due to economic conditions, in October 2009 we adopted a Cash Flow Improvement and Capital Redeployment Plan which included closing 24 under performing stores in the first quarter of fiscal year 2010. Continued difficulties in the U.S. economy could require us to close additional restaurants in the future.

The impact of inflation on food, labor and other aspects of our business also can negatively affect our results of operations. Commodity inflation in food, beverages and utilities can also impact our financial performance. Although we attempt to offset the effects of inflation through periodic menu price increases, cost controls and incremental improvement in operating margins, we may not be able to completely do so, which could negatively affect our results of operations.

Our ability to service our debt obligations is primarily dependent upon our future financial performance.

As of August 31, 2011, we had shareholders' equity of approximately $165.0 million compared to approximately:

- $21.5 million of long-term debt;
- $70.2 million of minimum operating lease commitments; and
- $1.2 million of standby letters of credit.

Our ability to meet our debt service obligations depends on our ability to generate positive cash flows from operations and proceeds for assets held for sale.

We realized positive cash flows from operating activities of $4.8 million in fiscal year 2009, $9.3 million in fiscal year 2010 and $16.5 million in fiscal year 2011. We may in the future incur negative cash flows. Our future cash flows from operating activities will be influenced by general economic conditions and by financial, business and other factors affecting our operations, many of which are beyond our control, and some of which are specified below. If we are unable to service our debt obligations, we may have to

- delay spending on maintenance projects and other capital projects, including new restaurant development;
- sell equity securities;
- sell assets; or
- restructure or refinance our debt.

Our debt, and the covenants contained in the instruments governing our debt, could have important consequences to you. For example, it could:

- result in a reduction of our credit rating, which would make it more difficult for us to obtain additional financing on acceptable terms;
- require us to dedicate a substantial portion of our cash flows from operating activities to the repayment of our debt and the interest associated with our debt;
- limit our operating flexibility due to financial and other restrictive covenants, including restrictions on incurring additional debt and creating liens on our properties;
- place us at a competitive disadvantage compared with our competitors that have relatively less debt;
- expose us to interest rate risk because certain of our borrowings are at variable rates of interest; and
- make us more vulnerable to downturns in our business.

If we are unable to service our debt obligations, we may not be able to sell equity securities, sell additional assets or restructure or refinance our debt. Our ability to generate sufficient cash flow from operating activities to pay the principal of and interest on our indebtedness is subject to market conditions and other factors which are beyond our control.

We face the risk of adverse publicity and litigation, the cost of which could have a material adverse effect on our business and financial performance.

We may from time to time be the subject of complaints or litigation from customers alleging illness, injury or other food quality, health or operational concerns. Unfavorable publicity relating to one or more of our restaurants or to the restaurant industry in general may taint public perception of the Luby's Cafeteria and Fuddruckers brands. Multi-unit restaurant businesses can be adversely affected by publicity resulting from poor food quality, illness or other health concerns or operating issues stemming from one or a limited number of restaurants. Publicity resulting from these allegations may materially adversely affect our business and financial performance, regardless of whether the allegations are valid or whether we are liable. In addition, we are subject to employee claims alleging injuries, wage and hour violations, discrimination, harassment or wrongful termination. In recent years, a number of restaurant companies have been subject to lawsuits, including class action lawsuits, alleging violations of federal and state law regarding workplace, employment and similar matters. A number of these lawsuits have resulted in the payment of substantial damages by the defendants. Regardless of whether any claims against us are valid or whether we are ultimately determined to be liable, claims may be expensive to defend and may divert time and money away from our operations and hurt our financial performance. A judgment significantly in excess of our insurance coverage, if any, for any claims could materially adversely affect our financial condition or results of operations.

We are subject to risks related to the provision of employee health care benefits.

We use a combination of insurance and self-insurance for workers' compensation coverage and health care plans. We record expenses under those plans based on estimates of the costs of expected claims, administrative costs, stop-loss insurance premiums and expected health care trends. These estimates are then adjusted each year to reflect actual costs incurred. Actual costs under these plans are subject to variability that is dependent upon participant enrollment, demographics, and the actual costs of claims made. In the event our cost estimates differ from actual costs, we could incur additional unplanned health care costs, which could adversely impact our financial condition.

In March 2010, comprehensive health care reform legislation under the Patient Protection and Affordable Care Act and Health Care Education and Affordability Reconciliation Act was passed and signed into law. Among other things, the health care reform legislation includes guaranteed coverage requirements, eliminates pre-existing condition exclusions and annual and lifetime maximum limits, restricts the extent to which policies can be rescinded, and imposes new and significant taxes on health insurers and health care benefits. Provisions of the health care reform legislation become effective at various dates over the next several years. The Department of Health and Human Services, the National Association of Insurance Commissioners, the Department of Labor and the Treasury Department have yet to issue necessary enabling regulations and guidance with respect to the health care reform legislation.

Due to the breadth and complexity of the health care reform legislation, the lack of implementing regulations and interpretive guidance, and the phased-in nature of the implementation, it is difficult to predict the overall impact of the health care reform legislation on our business and the businesses of our franchisees over the coming years. Possible adverse effects of the health care reform legislation include reduced revenues, increased costs, exposure to expanded liability and requirements for us to revise the ways in which we conduct business or risk of loss of business. In addition, our results of operations, financial position and cash flows could be materially adversely affected. Our franchisees face the potential of similar adverse effects, and many of them are small business owners who may have significant difficulty absorbing the increased costs.

We face intense competition, and if we are unable to compete effectively or if customer preferences change, our business and financial performance will be adversely affected.

The restaurant industry is intensely competitive and is affected by changes in customer tastes and dietary habits and by national, regional and local economic conditions and demographic trends. New menu items, concepts, and trends are constantly emerging. Our Luby's Cafeteria and Fuddruckers brands offer a large variety of entrées, side dishes and desserts and our continued success depends, in part, on the popularity of our cuisine and cafeteria-style dining. A change away from this cuisine or dining style could have a material adverse effect on our results of operations. Changing customer preferences, tastes and dietary habits can adversely impact our business and financial performance. We compete on quality, variety, value, service, concept, price, and location with well-established national and regional chains, as well as with locally owned and operated restaurants. We face significant competition from family-style restaurants, fast-casual restaurants, and buffets as well as fast food restaurants. In addition, we also face growing competition as a result of the trend toward convergence in grocery, deli, and restaurant services, particularly in the supermarket industry, which offers "convenient meals" in the form of improved entrées and side dishes from the deli section. Many of our competitors have significantly greater financial resources than we do. We also compete with other restaurants and retail establishments for restaurant sites and personnel. We anticipate that intense competition will continue. If we are unable to compete effectively, our business, financial condition, and results of operations would be materially adversely affected.

Our growth plan may not be successful.

Depending on future economic conditions, we may not be able to open new restaurants in current or future fiscal years. Our ability to open and profitably operate new restaurants is subject to various risks such as the identification and availability of suitable and economically viable locations, the negotiation of acceptable terms for new locations, the need to obtain all required governmental permits (including zoning approvals) on a timely basis, the need to comply with other regulatory requirements, the availability of necessary contractors and subcontractors, the availability of construction materials and labor, the ability to meet construction schedules and budgets, the ability to manage union activities such as picketing or hand billing which could delay construction, increases in labor and building materials costs, the availability of financing at acceptable rates and terms, changes in weather or other acts of God that could result in construction delays and adversely affect the results of one or more restaurants for an indeterminate amount of time, our ability to hire and train qualified management personnel and general economic and business conditions. At each potential location, we compete with other restaurants and retail businesses for desirable development sites, construction contractors, management personnel, hourly employees and other resources.

If we are unable to successfully manage these risks, we could face increased costs and lower than anticipated revenues and earnings in future periods. We may be evaluating acquisitions or engaging in acquisition negotiations at any given time. We cannot be sure that we will be able to continue to identify acquisition candidates on commercially reasonable terms or at all. If we make additional acquisitions, we also cannot be sure that any benefits anticipated from the acquisition will actually be realized. Likewise, we cannot be sure that we will be able to obtain necessary financing for acquisitions. Such financing could be restricted by the terms of our debt agreements or it could be more expensive than our current debt. The amount of such debt financing for acquisitions could be significant and the terms of such debt instruments could be more restrictive than our current covenants. In addition, a prolonged economic downturn would adversely affect our ability to open new stores or upgrade existing units and we may not be able to maintain the existing number of restaurants in future fiscal years. We may not be able to renew existing leases and various other risks could cause a decline in the number of restaurants in future fiscal years and thus substantially reduce the results of operations.

Our Cash Flow Improvement and Capital Redeployment Plan may not be successful.

Pursuant to our Cash Flow Improvement and Capital Redeployment Plan adopted in October 2009, we closed underperforming units in the first quarter of fiscal year 2010. We have 10 company-owned properties and 4 ground leased properties remaining to be sold or settled. Our ability to dispose of these properties is subject to various risks, including depressed market values, availability of credit to potential buyers and a lack of qualified buyers. Accordingly, the proceeds we ultimately realize from the dispositions may be less than expected, or may take longer to realize. In addition, the terms of these transactions may be on terms that are unfavorable to us. If we are unable to sell our properties at our carrying value, we will incur additional losses. Moreover, if proceeds ultimately received from the sales are less than expected, our ability to redeploy capital to continue upgrades to our core base of restaurants, to pay down debt incurred as part of the purchase of Fuddruckers and to expand our culinary contract services business may be impaired. Additional locations may be added to the plan depending on future cash flow performance.

Non-performance under the debt covenants in our revolving credit facility could adversely affect and or limit our ability to respond to changes in our business.

As of August 31, 2011, we had outstanding long-term debt of $21.5 million. In August 2011, we amended our revolving credit facility to, among other things, expand the facility size to $50.0 million and to add certain financial covenants. Our debt covenants require certain minimum levels of financial performance as well as certain financial ratios. Our failure to comply with these covenants could result in an event of default that, if not cured or waived, could result in the acceleration of our loans outstanding and affect our ability to refinance by the termination date of September 1, 2014.

Regional events can adversely affect our financial performance.

Many of our restaurants and franchises are located in Texas, California and in the northern United States. Our results of operations may be adversely affected by economic conditions in Texas, California or the northern United States or the occurrence of an event of terrorism or natural disaster in any of the communities in which we operate. Also, given our geographic concentration, negative publicity relating to our restaurants could have a pronounced adverse effect on our overall revenues. Although we generally maintain property and casualty insurance to protect against property damage caused by casualties and natural disasters, inclement weather, flooding, hurricanes and other acts of God, these events can adversely impact our sales by discouraging potential customers from going out to eat or by rendering a restaurant or culinary contract services location inoperable for a significant amount of time.

An increase in the minimum wage and regulatory mandates could adversely affect our financial performance.

From time to time, the U.S. Congress and state legislatures have increased and will consider increases in the minimum wage. The restaurant industry is intensely competitive, and if the minimum wage is increased, we may not be able to transfer all of the resulting increases in operating costs to our customers in the form of price increases. In addition, because our business is labor intensive, shortages in the labor pool or other inflationary pressure could increase labor costs that could adversely affect our results of operations.

We may be required to recognize additional impairment charges.

We assess our long-lived assets as and when recognized by generally accepted accounting principles in the United States and determine when they are impaired. Based on market conditions and operating results, we may be required to record additional impairment charges, which would reduce expected earnings for the periods in which they are recorded.

We may not be able to realize our deferred tax assets.

Our ability to realize our deferred tax assets is dependent on our ability to generate taxable income in the future. If we are unable to generate enough taxable income in the future, we may incur additions to the valuation allowance which would reduce expected earnings for the periods in which they are recorded.

Franchises may breach the terms of their franchise agreements in a manner that adversely affects our brands.

Franchisees are required to conform to specified product quality standards and other requirements pursuant to their franchise agreements in order to protect our brand and to optimize restaurant performance. However, franchisees may receive through the supply chain or produce sub-standard food or beverage products, which may adversely impact the reputation of our brands. Franchisees may also breach the standards set forth in their respective franchise agreements.

Labor shortages or increases in labor costs could adversely affect our business and results of operations.

Our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified employees, including regional managers, restaurant general managers and chefs, in a manner consistent with our standards and expectations. Qualified individuals that we need to fill these positions are in short supply and competition for these employees is intense. If we are unable to recruit and retain sufficient qualified individuals, our operations and reputation could be adversely affected. Additionally, competition for qualified employees could require us to pay higher wages, which could result in higher labor costs. If our labor costs increase, our results of operations will be negatively affected.

If we are unable to anticipate and react to changes in food, utility and other costs, our results of operations could be materially adversely affected.

Many of the food and beverage products we purchase are affected by commodity pricing, and as such, are subject to price volatility caused by production problems, shortages, weather or other factors outside of our control. Our profitability depends, in part, on our successfully anticipating and reacting to changes in the prices of commodities. Therefore, we enter into purchase commitments with suppliers when we believe that it is advantageous for us to do so. If commodity prices were to increase, we may be forced to absorb the additional costs rather than transfer these increases to our customers in the form of menu price increases. Our success also depends, in part, on our ability to absorb increases in utility costs. Our operating results are affected by fluctuations in the price of utilities. Our inability to anticipate and respond effectively to an adverse change in any of these factors could have a significant adverse effect on our results of operations.

Our business is affected by local, state and federal regulations.

The restaurant industry is subject to extensive federal, state and local laws and regulations. We are also subject to licensing and regulation by state and local authorities relating to health, health care, employee medical plans, sanitation, safety and fire standards, building codes and liquor licenses, federal and state laws governing our relationships with employees (including the Fair Labor Standards Act and applicable minimum wage requirements, overtime, unemployment tax rates, family leave, tip credits, working conditions, safety standards, healthcare and citizenship requirements), federal and state laws which prohibit discrimination, potential healthcare benefits legislative mandates, and other laws regulating the design and operation of facilities, such as the Americans With Disabilities Act of 1990.

As a publicly traded corporation, we are subject to various rules and regulations as mandated by the Securities and Exchange Commission and the New York Stock Exchange. Failure to timely comply with these rules and regulations could result in penalties and negative publicity.

We are subject to federal regulation and certain state laws which govern the offer and sale of franchises. Many state franchise laws contain provisions that supersede the terms of franchise agreements, including provisions concerning the termination or non-renewal of a franchise. Some state franchise laws require that certain materials be registered before franchises can be offered or sold in that state. The failure to obtain or retain licenses or approvals to sell franchises could adversely affect us and the franchisees.

Termination of franchise agreements may disrupt restaurant performance.

Our franchise agreements are subject to termination by us in the event of default by the franchisee after applicable cure periods. Upon the expiration of the initial term of a franchise agreement, the franchisee generally has an option to renew the franchise agreement for an additional term. There is no assurance that franchisees will meet the criteria for renewal or will desire or be able to renew their franchise agreements. If not renewed, a franchise agreement, and payments required thereunder, will terminate. We may be unable to find a new franchisee to replace such lost revenues. Furthermore, while we will be entitled to terminate franchise agreements following a default that is not cured within the applicable grace period, if any, the disruption to the performance of the restaurants could materially and adversely affect our business.

The misuse of the Fuddruckers trademark by current or former franchisees or others may cause reputational damage which could adversely affect our business.

Franchisee noncompliance with the terms and conditions of the governing franchise agreement may reduce the overall goodwill associated with the Fuddruckers brand. Any negative actions could have a corresponding material adverse effect on our business and revenues.

Our planned culinary contract services expansion may not be successful.

Successful expansion of our culinary contract services depends on our ability to obtain new clients as well as retain and renew our existing client contracts. Our ability to do so generally depends on a variety of factors, including the quality, price and responsiveness of our services, as well as our ability to market these services effectively and differentiate ourselves from our competitors. We may not be able to renew existing client contracts at the same or higher rates or our current clients may turn to competitors, cease operations, elect to self-operate or terminate contracts with us. The failure to renew a significant number of our existing contracts would have a material adverse effect on our business and results of operations.

If we do not collect our accounts receivable, our financial results could be adversely affected.

A portion of our accounts receivable is concentrated in our culinary contract service operations among several customers. In addition, our franchises generate significant accounts receivables. Failure to collect from several of these accounts receivable could adversely affect the results of our operations.

If we lose the services of any of our key management personnel, our business could suffer.

The success of our business is highly dependent upon our key management personnel, particularly Christopher J. Pappas, our President and Chief Executive Officer, and Peter Tropoli, our Chief Operating Officer. The loss of the services of any key management personnel could have a material adverse effect upon our business.

Our business is subject to seasonal fluctuations, and, as a result, our results of operations for any given quarter may not be indicative of the results that may be achieved for the full fiscal year.

Our business is subject to seasonal fluctuations. Historically, our highest earnings have occurred in the third quarter of the fiscal year, as our revenues in most of our restaurants have typically been higher during the third quarter of the fiscal year. Similarly, our results of operations for any single quarter will not necessarily be indicative of the results that may be achieved for a full fiscal year.

Economic factors affecting financial institutions could affect our access to capital.

The syndicate of banks may not have the ability to provide us with capital under our existing Revolving Credit Facility. Our existing Revolving Credit Facility expires in September 2014 and we may not be able to amend or renew the facility with terms and conditions consistent with the existing facility.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. ***Properties***

As of November 9, 2011, Luby's Cafeterias had 95 operating locations with seating capacity for 250 to 300 customers at each location. We own the underlying land and buildings in which 67 of our Luby's restaurants are located. Five of these restaurant properties contain excess building space, of which four properties are leased to tenants unaffiliated with Luby's, Inc.

In addition to the owned locations, 28 Luby's Cafeteria restaurants are held under leases, including 8 in regional shopping malls. The majority of the leases are fixed-dollar rentals. The majority of the leases require additional amounts paid related to property taxes, hazard insurance and maintenance of common areas. Of the 28 restaurant leases, the current terms of 8 expire between 2011 and 2014, and 20 thereafter. Of the 28 restaurant leases, 24 can be extended beyond their current terms at our option.

As of November 9, 2011, we operated 57 Fuddruckers locations and 3 Koo Koo Roo locations. Each Fuddruckers restaurant generally has seating capacity for 125 to 200 customers while each Koo Koo Roo has seating capacity for 90 to 125 customers. We own the underlying land and buildings in which 14 of our Fuddruckers restaurants are located. The 3 Koo Koo Roo locations are located on leased property.

In addition to the 14 owned Fuddruckers locations, 43 restaurants are held under leases. The majority of the leases are fixed-dollar rentals. The majority of the leases require additional amounts paid related to property taxes, hazard insurance and maintenance of common areas. Of the 43 restaurant leases, the current terms of 18 expire between 2011 and 2014, and 25 thereafter. Of the 43 restaurant leases, 27 can be extended beyond their current terms at our option.

As of November 9, 2011, we had 2 owned Luby's Cafeteria properties with a carrying value of approximately $1.0 million in properties held for sale. In addition, 10 owned Luby's Cafeteria properties with a carrying value of $11.0 million, 2 ground leases and 2 unimproved ground leases with a carrying value of zero are discontinued operations properties which are also for sale or lease.

We currently have four owned other use properties; one is used as a Bake Shop that supports the baked products for operating Luby's Cafeteria. Three locations are currently leased to third party tenants utilizing the entire building.

We also own two unimproved land locations that are held for future use.

We lease approximately 31,000 square feet of corporate office space, which extends through 2016. The space is located on the Northwest Freeway in Houston, Texas in close proximity to many of our Houston restaurant locations.

We lease approximately 60,000 square feet of warehouse space for in-house repair, fabrication and storage in Houston, Texas. In addition, we lease approximately 3,200 square feet of warehouse and office space in Arlington, Texas.

We maintain general liability insurance and property damage insurance on all properties in amounts which management believes provide adequate coverage.

Item 3. ***Legal Proceedings***

Certain current and former hourly restaurant employees filed a lawsuit against us in the U.S. District Court for the Southern District of Texas alleging violations of the Fair Labor Standards Act with respect to the inclusion of certain employees in a tip pool. The lawsuit sought back wages, penalties and attorney's fees and was conditionally certified as a collective action in October 2008. On October 22, 2010, we agreed to a court settlement amount of $1.6 million, recognized in general and administrative expenses in the fourth quarter fiscal year 2010. We made related payments of $1.4 million as of August 31, 2011, as required by the settlement. Per the settlement, all claims had to be filed by August 31, 2011. Therefore, the settlement is complete and we recognized a $0.2 million reduction in general and administrative expenses in the fourth quarter of fiscal year 2011.

From time to time, we are subject to various other private lawsuits, administrative proceedings and claims that arise in the ordinary course of our business. A number of these lawsuits, proceedings and claims may exist at any given time. These matters typically involve claims from guests, employees and others related to issues common to the restaurant industry. We currently believe that the final disposition of these types of lawsuits, proceedings and claims will not have a material adverse effect on our financial position, results of operations or liquidity. It is possible, however, that our future results of operations for a particular quarter or fiscal year could be impacted by changes in circumstances relating to lawsuits, proceedings or claims.

Item 4. ***(Removed and Reserved)***

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Stock Prices

Our common stock is traded on the New York Stock Exchange under the symbol "LUB." The following table sets forth, for the last two fiscal years, the high and low sales prices on the New York Stock Exchange as reported in the consolidated transaction reporting system.

Fiscal Quarter Ended	*High*	*Low*
November 18, 2009	4.88	3.42
February 10, 2010	3.82	3.25
May 5, 2010	4.28	3.35
August 25, 2010	5.38	3.67
November 17, 2010	5.59	4.66
February 9, 2011	6.97	5.39
May 4, 2011	6.06	4.43
August 31, 2011	6.19	4.31

As of November 9, 2011, there were 2,526 holders of record of our common stock. No cash dividends have been paid on our common stock since fiscal year 2000, and we currently have no intention to pay a cash dividend on our common stock. On November 9, 2011, the closing price of our common stock on the New York Stock Exchange was $4.26.

Equity Compensation Plans

Securities authorized under our equity compensation plans as of August 31, 2011, were as follows:

	(a)	(b)	(c)
Plan Category	**Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights**	**Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights**	**Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans Excluding Securities Reflected in Column (a)**
Equity compensation plans previously approved by security holders	807,656	$9.16	839,716
Equity compensation plans not previously approved by security holders [1]	29,627	6.74	—
Total	837,283	$9.07	839,716

[1] Represents the Luby's, Inc. Non-employee Director Phantom Stock Plan.

See Note 15, "Share-Based Compensation," to our Consolidated Financial Statements included in Item 8 of Part II of this report.

The following graph compares the cumulative total stockholder return on our common stock for the five fiscal years ended August 31, 2011, with the cumulative total return on the S&P SmallCap 600 Index and an industry peer group index. The peer group index consists of Bob Evans Farms, Inc., CBRL Group, Inc., Frisch Restaurant Group, O'Charley's, Red Robin Gourmet Burgers and Ruby Tuesday Inc. These companies are multi-unit family and casual dining restaurant operators in the mid-price range.

The cumulative total shareholder return computations set forth in the performance graph assume an investment of $100 on September 1, 2005, and the reinvestment of all dividends. The returns of each company in the peer group index have been weighed according to that company's stock market capitalization.



Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
August 2011
250.00
200.00
150.00
100.00
50.00
0.00
2006
2007
2008
2009
2010
2011
Luby's Inc.
S&P 500 Index - Total Returns
S&P 500 Restaurants Index
Old Peer Group Only
New Peer Group

	2006	2007	2008	2009	2010	2011
Luby's, Inc.	100.00	120.52	78.03	47.85	53.90	50.05
S&P 500 Index—Total Return	100.00	115.13	102.32	80.72	84.68	100.35
S&P 500 Restaurant Index	100.00	123.38	133.86	132.06	172.31	231.82
Old Peer Group Index Only	100.00	100.70	64.36	68.55	79.05	86.49
Old Peer Group Index + Lubys Inc.	100.00	101.72	65.07	66.98	77.16	83.84
New Peer Group Index Only	100.00	99.43	64.29	65.01	73.63	84.52
New Peer Group Index + Luby's Inc.	100.00	100.38	64.91	63.89	72.34	82.39

Item 6. *Selected Financial Data*

Five-Year Summary of Operations

	Fiscal Year Ended				
	August 31, 2011	August 25, 2010	August 26, 2009	August 27, 2008	August 29, 2007
	(371 days)	*(364 days)*	*(364 days)*	*(364 days)*	*(364 days)*
		(In thousands except per share data)			
Sales					
Restaurant sales	$325,383	$230,342	$245,799	$270,477	$276,069
Culinary contract services	15,619	13,728	12,970	8,205	2,065
Franchise revenue	7,092	645	—	—	—
Vending revenue	654	44	—	—	—
Total sales	348,748	244,759	258,769	278,682	278,134
Income (loss) from continuing operations	2,583	(612)	(14,062)	3,335	10,086
Income (loss) from discontinued operations [(a)]	382	(2,281)	(12,356)	(1,071)	777
Net income (loss)	$ 2,965	$ (2,893)	$ (26,418)	$ 2,265	$ 10,863
Income (loss) per share from continuing operations:					
Basic	$ 0.09	$ (0.02)	$ (0.50)	$ 0.12	$ 0.39
Assuming dilution	$ 0.09	$ (0.02)	$ (0.50)	$ 0.12	$ 0.37
Income (loss) per share from discontinued operation:					
Basic	$ 0.01	$ (0.08)	$ (0.44)	$ (0.04)	$ 0.03
Assuming dilution	$ 0.01	$ (0.08)	$ (0.44)	$ (0.04)	$ 0.03
Net income (loss) per share					
Basic	$ 0.10	$ (0.10)	$ (0.94)	$ 0.08	$ 0.41
Assuming dilution	$ 0.10	$ (0.10)	$ (0.94)	$ 0.08	$ 0.40
Weighted-average shares outstanding					
Basic	28,237	28,129	28,084	27,908	26,188
Assuming dilution	28,297	28,129	28,084	28,085	27,170
Total assets	$228,020	$242,342	$199,406	$226,568	$219,686
Total debt	$ 21,500	$ 41,500	$ —	$ —	$ —
Number of restaurants at fiscal year end	156	154	119	123	128
Number of franchised restaurants at fiscal year end	122	130	—	—	—
Number of Culinary Contract Services contracts at fiscal year end	22	18	15	11	8
Costs and Expenses					
(As a percentage of restaurant sales)					
Cost of food	28.9%	27.6%	27.6%	27.7%	26.8%
Payroll and related costs	34.8%	36.0%	36.3%	34.3%	33.5%
Other operating expenses	23.7%	22.2%	23.0%	23.1%	21.4%

(a) Our business plan approved in fiscal year 2010 called for the closure of more than 20 locations. In accordance with this plan, the entire fiscal activity of the applicable stores closed after the inception of the plan has been reclassified to discontinued operations. For comparison purposes, prior fiscal year's results related to these same locations have also been reclassified to discontinued operations. Stores we close and classify as discontinued operations are significant in the number of stores closed. We believe the majority of cash flows lost will not be recovered and generated by the ongoing entity. The stores to be closed are included in a closure plan approved by our board of directors. We believe the majority of sales lost by closing a significant number of stores within a short period of time will not be recovered. In addition, there will not be any ongoing involvement or significant cash flows from the closed stores. Stores we close, but do not classify as discontinued operations, follow the implementation guidance in ASC 205-20-55 because cash flows are expected to be generated by the ongoing entity. There is some migration of customer traffic to existing or new locations, and ultimately the majority of sales lost by closing these stores is expected to be eventually replaced by sales from new and existing locations.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Management's discussion and analysis of the financial condition and results of operations should be read in conjunction with the consolidated financial statements and footnotes for the fiscal years ended August 31, 2011 ("fiscal year 2011"), August 25, 2010 ("fiscal year 2010"), and August 26, 2009 ("fiscal year 2009") included in Item 8 of this report.

Overview

In fiscal year 2011, we generated revenues primarily by providing quality food to customers at our 96 Luby's Cafeteria branded restaurants located throughout Texas and three other states and 58 Fuddruckers restaurants, 3 Koo Koo Roo restaurants and 122 Fuddruckers franchises located throughout the U.S. On July 26, 2010, we became a multi-brand restaurant company with a national footprint through the acquisition of substantially all of the assets of Fuddruckers. The Fuddruckers acquisition added 59 Company-operated restaurants and a franchise network of 130 franchisee operated units. This acquisition further expanded our family-friendly, value-oriented portfolio of restaurants located in close proximity to retail centers, business developments and residential areas. In addition to our restaurant business model, we also provide culinary contract services for organizations that offer on-site food service, such as health care facilities, colleges and universities, as well as businesses and institutions.

In fiscal years 2011 and 2010, we continued to operate and compete, like many restaurant companies, in a slowly improving, albeit challenging economic, environment with customers seeking the most value for their dollar when they choose to dine away from home. Much of our focus during fiscal year 2011 centered around two goals: (1) to quickly integrate Fuddruckers restaurants into our organization and improve selected Fuddruckers facilities and processes in order to establish a base from which we can build and thus maximize the return on this investment. This included joint efforts with the business owners of the units in the franchise network. We also developed a new prototype for the Fuddruckers brand, built a Fuddruckers Express in one of our cafeteria units, tested the first-ever Fuddruckers drive-through at one unit, as well as tested various menu item upgrades, new menu options, new menu boards and installed exterior marquees to catch the attention of our customers and (2) to continue our at both of our restaurant brands to attract customers into our restaurants by redoubling our local store marketing initiatives and local community involvement. At our Cafeteria units, we continued developing store-specific menu offerings and limited time offers such as steak and shrimp on Friday and Saturday nights at select units, $2.00 and $3.00 entrée portions of our customer favorites (Luby's fried fish and chicken fried steak) at lunch, and all-you-can-eat lunch or dinner buffets in certain locations. We also rolled out our all-you-can-eat breakfast buffets at a majority of our cafeteria locations, which significantly contributed to our year-over-year growth in customer count at our Luby's Cafeteria units.

With the pressure of higher food commodity prices and impact on profit margins, we made modest price increases at both of our restaurant brands in the middle of fiscal year 2011 while continuing to offer excellent value to our guests. At the cafeteria units, some of these price increases reflected scaling back on some limited time offers at certain points during the year and certain daytimes during the week. The net result was an increase in same store sales of 2.5% at our cafeteria units. The sales increase at the cafeterias represented growth in customer count offset by a net decrease in average customer spend (modest price increases made mid-year only partially recovered price reductions made in the prior year). At our Fuddruckers restaurants, the sales growth represented growth in both customer counts and to a lesser extent an increase in average customer spend. Our goal in fiscal year 2012 will be to continue to balance the trade-off between customer growth and average customer spend. We will continue to seek to increase customer frequency by marketing quality offerings and building long term brand loyalty.

Capital spending increased to $11.0 million in fiscal year 2011 from the suppressed levels of fiscal year 2010. We continue to maintain the attractiveness of our Luby's Cafeteria units and the Fuddruckers units that we acquired in July 2010, having made various upgrades to these locations in the past fiscal year. In fiscal 2012, we anticipate increasing our capital spending to between $15 million and $20 million, primarily for the remodeling of existing units and the construction of new restaurant units.

In this challenging economic environment, our strong balance sheet has allowed us to capitalize on the opportunity to increase the size of our revolving credit facility and acquire substantially all of the assets of Fuddruckers in July 2010. Since the acquisition, we have sold eight properties that were closed during or before our Cash Flow Improvement and Capital Redeployment Plan announced in October 2009. As a result, we have been able to use the proceeds from these property sales and cash generated from operations to aggressively pay down our debt balance to $21.5 million by the end of fiscal year 2011, representing over a 50% reduction in our outstanding debt balance.

Fiscal 2011 Review

Same-store restaurant sales at our Luby's Cafeteria units increased 2.5% for fiscal year 2011 compared to fiscal year 2010. Same-store sales increased in the first three quarters in the fiscal year and turned slightly negative in the fourth quarter, compared to a relatively strong fourth quarter 2010 when we significantly increased our use of limited time offers to generate customer traffic and sales. Our increase in sales in fiscal year 2011 was generated by customer traffic growth, in large part due to our weekend breakfast offering, but at a lower overall ticket average. Fiscal year 2011 represents our first full year of same-store sales growth since fiscal year 2006.

Net income from continuing operations improved from a loss of $0.6 million, or $0.02 per share, on $244.8 million in total sales in fiscal year 2010 to a profit from continuing operations of $2.6 million, or $0.09 per share, on $348.7 million in total sales in fiscal year 2011.

Fiscal year 2011 net income improved by $5.9 million year-over-year. This profitability improvement was the result of the inclusion of a full year of results from Fuddruckers and growing sales in each of our brands, combined with careful cost management and operational focus. The following provides a brief summary of selected expenses:

- Food costs, as a percentage of restaurant sales increased to 28.9% in fiscal year 2011 from 27.6% in fiscal year 2010. The increase in food costs as a percentage of sales was driven primarily by higher food commodity costs, an increased impact from beef commodities due to the inclusion of the Fuddruckers units, and our ability to only partially pass along these higher food costs in the form of menu price increases.
- Payroll and related costs as a percentage of sales declined primarily due to the inclusion of the Fuddruckers units, which generally operated at a lower labor costs due to the lower complexity of operations when compared to our cafeteria units. As a percentage of restaurant sales, payroll and related costs improved 120 basis points in fiscal year 2011 compared to fiscal year 2010
- As a percentage of restaurant sales, other operating expenses increased 150 basis points. The higher operating expenses as percentage of sales reflect the higher aggregate occupancy costs of the Fuddruckers restaurants due to the greater mix of leased properties over owned properties. As the Fuddruckers units were incorporated into our operations, we also incurred higher repairs and maintenance costs to improve the appearance and operations of selected restaurants.
- Depreciation expense increased $2.0 million and reflects primarily the addition of Fuddruckers assets, partially offset by lower depreciation of our cafeteria assets.
- General and administrative expenses increased by $4.0 million reflecting primarily incremental corporate staffing and related expenses to support the addition of the company-operated Fuddruckers units as well as the network of franchise restaurants. Fiscal year 2011 also included approximately $1.5 million in professional fees and integration expenses related to the acquisition of substantially all of the assets of Fuddruckers.

- Income taxes reflected a valuation allowance decrease of $0.5 million in fiscal year 2011 income from continuing operations of approximately $0.02 per share.

Our culinary contract services ("CCS") business continued to grow through the net addition of four new locations. We view this area as a growth business that generally requires less capital investment and more favorable percentage returns on invested capital. Our culinary contract services business generated $15.6 million in sales during fiscal year 2011 compared to $13.7 million in sales during fiscal year 2010.

In fiscal year 2011, we spent $11.0 million on capital expenditures, which primarily represented maintaining the attractiveness and efficiency of our restaurant units. During fiscal year 2011, we added leasehold improvements at a new Fuddruckers location in downtown Houston and at a relocated Luby's restaurant in west Houston. We also acquired the assets at one former franchise location, including a building on a ground lease and the related furniture, fixtures and equipment.

Our long-term plan continues to focus on expanding both of our brands, including the Fuddruckers franchise network, as well as growing our CCS business. We are also committed to reducing debt through sales of properties where we have closed restaurants as well as using cash flow from operations. We believe our operational execution has improved through our commitment to higher operating standards, and we believe that we are well-positioned to enhance shareholder value over the long term.

Accounting Periods

Our fiscal year ends on the last Wednesday in August. Accordingly, each fiscal year normally consists of 13 four-week periods, or accounting periods, accounting for 364 days in the aggregate. However, every fifth or sixth year, we have a fiscal year that consists of 53 weeks, accounting for 371 days in the aggregate; fiscal year 2011 was such a year. Each of the first three quarters of each fiscal year consists of three four-week periods, while the fourth quarter normally consists of four four-week periods. However, the fourth quarter of fiscal year 2011, as a result of the additional week, consisted of three four week periods and one five-week period, accounting for 17 weeks, or 119 days, in the aggregate. Fiscal years 2010 and 2009 both contained 52 weeks. Comparability between quarters may be affected by the varying lengths of the quarters, as well as the seasonality associated with the restaurant business.

Same-Store Sales

The restaurant business is highly competitive with respect to food quality, concept, location, price, and service, all of which may have an effect on same-store sales. Our same-store sales calculation measures the relative performance of a certain group of restaurants. To qualify for inclusion in this group, a store must have been in operation for 18 consecutive accounting periods. Stores that close on a permanent basis are removed from the group in the fiscal quarter when operations cease at the restaurant, but remain in the same-store group for previously reported fiscal quarters. Although management believes this approach leads to more effective year-over-year comparisons, neither the time frame nor the exact practice may be similar to those used by other restaurant companies. Same-store sales at our cafeteria units increased 2.5% for fiscal year 2011, decreased 7.4% for fiscal year 2010 and decreased 6.6% for fiscal year 2009.

The following table shows the same-store sales change for comparative historical quarters:

	Fiscal Year 2011				Fiscal Year 2010				Fiscal Year 2009			
Increase (Decrease)	**Q4**	**Q3**	**Q2**	**Q1**	**Q4**	**Q3**	**Q2**	**Q1**	**Q4**	**Q3**	**Q2**	**Q1**
Same-store sales ...	(0.6)%	3.5%	2.7%	5.5%	(0.5)%	(4.8)%	(12.5)%	(13.3)%	(11.8)%	(6.5)%	(1.3)%	(4.7)%

Minimum Wage Increase Impact

The third of three federal minimum wage increases took effect on July 23, 2009. We experienced a "compression" due to these minimum wage increases, meaning that wages earned by employees within a certain range of the new minimum wage were adjusted over time as the new minimum wage increases were phased in through calendar year 2009.

Discontinued Operations

Our Cash Flow Improvement and Capital Redeployment Plan called for the closure of more than 20 underperforming units. In accordance with the plan, the entire fiscal activity of the applicable stores closed after the inception of the plan has been classified as discontinued operations. Results related to these same locations have also been classified as discontinued operations for all periods presented.

Impact of Hurricane Ike

Hurricane Ike struck southeast Texas in September 2008 causing massive power outages and inflicting wide-spread damage in the greater Houston area. Over 40 Luby's locations in the Houston area were closed over varying lengths of time due to the storm. Restaurant sales were negatively impacted by approximately 273 days in the aggregate when some of our locations were unable to open due to storm damage or loss of power. We incurred approximately $1.5 million in lost sales from these store closures. We incurred storm related direct costs of $1.5 million for damages, auxiliary power, food loss and other miscellaneous costs. We received insurance proceeds of approximately $0.6 million related to hurricane property damage claims which were recognized in income in fiscal year ended August 25, 2010.

RESULTS OF OPERATIONS

Fiscal Year 2011 (53 weeks) compared to Fiscal Year 2010 (52 weeks)

Sales

Fuddruckers operating results for prior fiscal year 2010 include only the 31 days from the acquisition date of substantially all of the assets of Fuddruckers through the end of fiscal year 2010. Total company sales increased approximately $104.0 million, or 42.5%, in fiscal year 2011 compared to fiscal year 2010, consisting of a $95.0 million increase in restaurant sales, a $6.4 million increase in Fuddruckers franchise revenues, a $1.9 million increase in CCS sales, and a $0.6 million increase in vending revenue from our Company-operated Fuddruckers units. The $95.0 million increase in restaurant sales included a $9.4 million increase in sales at Luby's Cafeteria-branded restaurants and $85.6 million increase in sales from Fuddruckers-branded restaurants. Part of this increase was also due to the inclusion of one more week in fiscal year 2011 compared to fiscal year 2010. The extra week accounted for approximately $4.3 million in sales at our cafeteria units and $1.9 million in sales at our company-operated Fuddruckers units.

On a same store-store basis, restaurant sales at the Luby's Cafeteria restaurants increased 2.5%. The improved same store sales is primarily due to improving economic conditions and our focus on local restaurant marketing efforts and limited time offers used to generate customer traffic as well as the contribution from offering breakfast on the weekends in the majority of our cafeteria restaurants in fiscal year 2011.

The prior year results of restaurants closed as part of our Cash Flow Improvement and Capital Redeployment Plan (the "Plan") have been reclassified to discontinued operations.

Cost of Food

Food costs increased approximately $30.7 million, or 48.3%, in fiscal year 2011 compared to fiscal year 2010 primarily due to the inclusion in our operations of the Fuddruckers units acquired in July 2010 and the inclusion of one additional week in fiscal year 2011. The additional week accounted for approximately

$1.8 million in food costs. As a percentage of restaurant sales, food costs increased 1.3%, to 28.9%, in fiscal year 2011 compared to 27.6% in fiscal year 2010. The increase was due primarily to (1) higher food commodity costs in most categories; (2) adding the all-you-can-eat breakfast offer on the weekends in the majority of our Luby's Cafeteria units; and (3) offering select menu items at a lower price on a limited time basis during certain periods of the year in order to generate incremental customer traffic.

Payroll and Related Costs

Payroll and related costs increased approximately $30.3 million, or 36.5% in fiscal year 2011 compared to fiscal year 2010 due primarily to the inclusion in our operations of the Fuddruckers units acquired in July 2010 and the inclusion of one additional week in fiscal year 2011. The additional week accounted for approximately $2.2 million in payroll and related costs. As a percentage of restaurant sales, these costs decreased 1.2%, to 34.8%, in fiscal year 2011 compared to 36.0% in fiscal year 2010. The decrease in these costs as a percentage of sales is due to inclusion of lower restaurant labor costs associated with the acquired Fuddruckers units partially offset by additional hourly labor to accommodate the increased customer traffic at our Luby's Cafeteria units driven by longer operating hours at the majority of units that now serve breakfast on the weekends, as well as increased customer traffic from limited time offers.

Other Operating Expenses

Other operating expenses primarily include restaurant-related expenses for utilities, repairs and maintenance, advertising, insurance, services and occupancy costs. Other operating expenses increased approximately $25.7 million, or 50.2%, in fiscal year 2011 compared to fiscal year 2010. The increase in these costs is primarily due to the inclusion in our operations of the Fuddruckers units acquired in July 2010 and the inclusion of one additional week in fiscal year 2011 offset by lower marketing and advertising costs to support both of our restaurant brands. The additional week accounted for approximately $1.5 million in other operating expenses. As a percentage of restaurant sales, other operating expenses increased 1.5%, to 23.7%, in fiscal year 2011 compared to 22.2% in fiscal year 2010. This increase in other operating expenses as a percentage of restaurant sales was due to (1) the increase in the mix of leased units with the acquisition of the Fuddruckers units, (2) higher repairs, maintenance, and supplies costs at Fuddruckers units, partially offset by (3) lower marketing and advertising expenses, and (4) lower utility expenses.

Opening Costs

Opening costs include labor, supplies, occupancy, and other costs necessary to support the restaurant through its opening period. Opening costs were approximately $0.3 million in fiscal year 2011 compared to approximately $0.2 million in fiscal year 2010. Opening costs in fiscal year 2011 included the costs associated with opening one Luby's Cafeteria unit, three Fuddruckers units, one Fuddruckers Express, the carrying costs for one property slated for future development, and the support costs associated with franchisees opening one unit. Opening costs in fiscal year 2010 also included an impairment charge of less than $0.1 million for assets that will not be fully incorporated in the final design of a unit.

Cost of Culinary Contract Services

Cost of culinary contract services includes the food, payroll and related, and other direct operating expenses associated with generating culinary contract sales. Our CCS business line operated between 18 and 22 facilities during fiscal year 2011 compared to operating between 15 and 18 facilities during fiscal year 2010. Cost of culinary contract services increased approximately $2.1 million, or 16.5%, in fiscal year 2011 compared to fiscal year 2010 due to increases in bad debt expense and wages resulting from an increase in the numbers of contracts.

Depreciation and Amortization

Depreciation and amortization expense increased by approximately $2.0 million, or 13.1%, in fiscal year 2011 compared to fiscal year 2010 due to the acquisition of substantially all of the assets of Fuddruckers in July 2010, partially offset by a net decrease in depreciation as certain assets reached the end of their depreciable lives.

General and Administrative Expenses

General and administrative expenses include corporate salaries and benefits-related costs, including restaurant area leaders, share-based compensation, professional fees, travel and recruiting expenses and other office expenses. General and administrative expenses increased by approximately $4.0 million, or 15.8%, in fiscal year 2011 compared to fiscal year 2010. The increase was due to (1) an increase of $3.1 million in salaries and benefits expense in fiscal year 2011with the addition of corporate staff related to the Fuddruckers-branded restaurants acquired in July 2010; (2) an increase of approximately $1.2 million in travel and supplies, largely related to supporting the Fuddruckers-branded restaurants, which have a larger geographic footprint; and (3) an increase of $0.5 million in insurance and other corporate-related expenses; partially offset by (4) a decrease of approximately $0.8 million in professional fees and corporate services. As a percentage of total sales, general and administrative expenses decreased to 8.5% in fiscal year 2011 compared to 10.4% in fiscal year 2010 primarily due to our ability to use much of our existing corporate overhead to support the additional Fuddruckers restaurants acquired in July 2010.

Provision for asset impairments, net

The provision for asset impairments, net decreased $0.2 million in fiscal year 2011 compared to fiscal year 2010. The impairment charges in fiscal year 2011 relate to one closed restaurant property that was sold during the fiscal year and one closed restaurant property at the end of the fiscal year that was under contract to be sold. The impairment charges in fiscal year 2010 relate to one closed restaurant property that was held for sale sold at the end of the fiscal year. In each case, the actual or estimated net sales proceeds were less than the net carrying value of the assets.

Net Loss (Gain) on Disposition of Property and Equipment

The disposition of property and equipment in fiscal year 2011 resulted in a net gain of approximately $1.4 million, which included a gain of the sales of restaurant properties in excess of net book value, partially offset by asset retirement activity in our restaurant units. The disposition of property and equipment in fiscal year 2010 resulted in a net gain of approximately $0.9 million, which included a gain on the sale of an easement right and the sale of one restaurant property in excess of net book value, partially offset by asset retirement activity in our restaurant units.

Interest Income

Interest income decreased approximately $35 thousand primarily due to maintaining lower cash and cash equivalent balances.

Interest Expense

Interest expense in fiscal year 2011 increased approximately $1.8 million compared to fiscal year 2010, due to (1) the higher outstanding debt balances resulting from borrowings related to the acquisition of substantially all of the assets of Fuddruckers in July 2010 and (2) the higher amortization of deferred financing costs recognized as a result of the amendment of our revolving credit facility in August 2011.

Gain on sales and redemptions (impairments in fair value) of investments

The net gain on sales and redemptions of investments of $1.6 million in fiscal year 2010 represents (1) the reversal of previous impaired investments in auction rate securities that were subsequently redeemed at par value in the fourth quarter of fiscal year 2010, offset by (2) the portion of the impairment previously assigned to these investments in fiscal year 2010.

Other Income, Net

Other income, net, consisted primarily of the following components: net rental property income and expenses relating to property for which we are the landlord; prepaid sales tax discounts earned through our participation in state tax prepayment programs; and oil and gas royalty income.

Other income, net, increased by approximately $0.4 million in fiscal year 2011 compared to fiscal year 2010. The increase was primarily due to (1) net rental income on properties that we lease to third parties; (2) oil and gas royalty income; and (3) higher prepaid sales tax discounts earned on a higher sales volume with the inclusion of sales from Fuddruckers restaurants.

Taxes

The income tax expense related to continuing operations for fiscal year 2011 was $0.5 million compared to a tax benefit for income taxes of $3.1 million for fiscal year 2010. The expense for income taxes in fiscal year 2011 reflects the tax effect of the pre-tax income for the year adjusted for state income taxes, general business credits and a reduction in a tax valuation allowance. The income tax benefit in fiscal year 2010 reflects the tax effect of pre-tax loss for the year adjusted for state income taxes, general business credits and a reduction in a tax valuation allowance.

The partial reversals of the valuation allowance amounts in fiscal years 2010 and 2011 were based upon continued improvement in current and projected operational performance, our ability to utilize net operating loss ("NOL") amounts through carryforward and carryback, as well as recent sustained losses from continuing operations. This positive and negative evidence was weighed, and in each year an increasing portion of our deferred tax assets were determined to be realizable, on a more likely than not basis, with a valuation allowance provided for these amounts.

Discontinued Operations

The net loss or income from discontinued operations was a $0.4 million gain in fiscal year 2011 compared to a net loss of $2.3 million in fiscal year 2010. The net income of $0.4 million in fiscal year 2011 included (1) $2.6 million in gains on sales of assets related to discontinued assets partially offset by (2) $1.4 million in carrying costs associated with assets that were related to discontinued operations; (3) impairment charges of $0.6 million for certain assets related to discontinued operations; and (4) a $0.2 million income tax provision related to discontinued operations. The net loss of $2.3 million in fiscal year 2010 included (1) $4.7 million in carrying costs associated with assets that were related to discontinued operations and (2) impairment charges of $0.4 million for certain assets related to discontinued operations; offset by (3) $1.6 million in gains on sales of assets related to discontinued assets and (4) a $1.2 million income tax benefit related to discontinued operations.

Fiscal Year 2010 (52 weeks) compared to Fiscal Year 2009 (52 weeks)

Sales

Total sales decreased approximately $14.0 million, or 5.4%, in fiscal year 2010 compared to fiscal year 2009, consisting of a $15.5 million decrease in restaurant sales, a $0.8 million increase in culinary contract services revenue and the addition of $0.6 million in franchise revenue in fiscal year 2010. The $15.5 million decline in restaurant sales included a $23.1 million reduction in sales from cafeteria units offset by the addition of $7.6 millionin sales from the Fuddruckers and Koo Koo Roo restaurants acquired in July of 2010.

The $23.1 million reduction in sales from cafeteria units included a $6.5 million reduction in sales related to closed operations and a $0.4 million reduction in sales from stores opened less than 18 accounting periods.

On a same-store basis, sales decreased approximately $17.8 million, or 7.4%, due primarily to lower average spending per guest as a result of the availability of lower menu prices, limited time offers, reduced kids' meals prices, and the re-introduction of breakfast in addition to lower guest traffic on a full year basis.

Cost of Food

Food costs decreased approximately $4.4 million, or 6.5%, in fiscal year 2010 compared to fiscal year 2009 primarily due to the lower sales volume. As a percentage of restaurant sales, food costs were unchanged at 27.6% in fiscal year 2010 and fiscal year 2009. The stable food cost as a percentage of sales was primarily the result of our operational improvements in food production, lower commodity prices in much of the fiscal year, and enhanced menu management, offset by lower menu prices and limited time offers in fiscal year 2010.

Payroll and Related Costs

Payroll and related costs decreased approximately $6.5 million, or 7.2%, in fiscal year 2010 compared to fiscal year 2009. This decrease was primarily the result of realizing increased efficiencies in crew scheduling, lower crew overtime hours, refining the mix of restaurant management and hourly crew required at each unit, a reduction in the number of stores in operation that were closed, and lower management costs, partially offset by higher average wages paid to our crew employees. As a percentage of restaurant sales, the margin improved 0.3%, from 36.3% in fiscal year 2009 to 36.0% in fiscal year 2010, due to the increased labor efficiencies realized from crew scheduling and reduction in overtime.

Other Operating Expenses

Other operating expenses primarily include restaurant-related expenses for utilities, repairs and maintenance, advertising, insurance, services and occupancy costs. Other operating expenses decreased by approximately $5.2 million, or 9.3%, for fiscal year 2010, compared to fiscal year 2009. As a percentage of restaurant sales, the margin improved 0.8%, from 23.0% in fiscal year 2009 to 22.2% in fiscal year 2010. Other operating expenses decreased primarily due to (1) an approximate $2.1 million reduction in utilities expense, (2) an approximate $1.1 million decline in our marketing and advertising expense and (3) a $1.1 million decline in store supplies and (4) a $0.7 decline in insurance, restaurant services, and other expenses combined. Fiscal year 2009 included approximately $0.9 million in expenses related to Hurricane Ike. These cost declines were partially offset by an approximate $0.7 million increase in occupancy costs expense related primarily to the assumption of restaurant leases associated with the acquisition of substantially all of the assets of Fuddruckers.

Depreciation and Amortization

Depreciation and amortization expense decreased by approximately $0.8 million, or 5.0%, in fiscal year 2010 compared to fiscal year 2009 due to a lower depreciable cafeteria asset base reflecting reduced capital spending and certain assets reaching the end of their depreciable lives, offset by one accounting period of depreciation of newly acquired assets related to Fuddruckers.

General and Administrative Expenses

General and administrative expenses include corporate salaries and benefits-related costs, including restaurant area leaders, share-based compensation, professional fees, travel and recruiting expenses and other office expenses. General and administrative expenses increased by approximately $0.8 million, or 3.2%, in fiscal year 2010 compared to fiscal year 2009. The increase was mainly due to (1) an addition of approximately $1.2 million in professional fees and integration expenses related to the acquisition of substantially all of the assets of

Fuddruckers and (2) $3.0 million in legal fees and an accrual of an amount sufficient to cover a legal settlement agreement pending court approval as of fiscal year end 2010. These costs were partially offset by (1) a reduction of approximately $1.6 million in corporate salaries and benefits as a result of reductions in corporate support headcount, (2) a net reduction of approximately $0.3 million in office supplies, travel, and other miscellaneous corporate overhead expenses, (3) a reduction of approximately $0.2 million in recruiting expenses, and (4) a reduction of approximately $0.4 million in share-based compensation expenses. As a percentage of total sales, general and administrative expenses increased to 10.4% in fiscal year 2010, compared to 9.6% in fiscal year 2009, primarily due to the items noted above offset by the reductions in corporate salary and benefit expense and reduction in share based compensation expense.

Provision for asset impairments, net

The provision for asset impairments, net decreased by approximately $6.5 million in fiscal year 2010 compared to fiscal year 2009 primarily due to asset impairment and lease settlement costs recognized in fiscal year 2009 that did not recur in fiscal year 2010. The impairments in fiscal year 2009 include charges related to restaurants we identified as potential locations to be closed but continued operating with the intention of improving cashflows.

Net Gain on Disposition of Property and Equipment

The net gain on disposition of property and equipment was unchanged at $0.9 million in fiscal year 2010 and fiscal year 2009. The net gain in fiscal year 2010 included a gain on the sale of an easement right and the sale of one unit in excess of its carrying value, offset by asset retirement activity. The net gain in fiscal 2009 included the gain on the sales of one closed restaurant property and insurance proceeds of approximately $0.6 million related to property damage associated with Hurricane Ike, offset by asset retirement activity in our restaurant units.

Interest Income

Interest income decreased approximately $0.2 million due to lower interest rates and cash investment balances.

Interest Expense

Interest expense increased $0.3 million in fiscal year 2010 from fiscal year 2009 due to the reduction in unamortized debt expense recognized as a result of the amendment of our revolving credit facility in July 2010.

Gain on sales and redemptions (impairments in fair value) of investments

The net gain on sales and redemptions of investments of $1.6 million in fiscal year 2010 represents (1) the reversal of previous impaired investments in auction rate securities that were subsequently redeemed at par value in the fourth quarter of fiscal year 2010, offset by (2) the portion of the impairment previously assigned to these investments in fiscal year 2010. The impairment in fair value of investments was $1.0 million in fiscal year 2009 due to the illiquidity of the auction rate securities markets.

Other Income, Net

Other income, net, consisted primarily of the following components: net rental property income and expenses relating to property for which we are the landlord; and prepaid sales tax discounts earned through our participation in state tax prepayment programs.

Other income, net, decreased by approximately $0.2 million in fiscal year 2010 compared to fiscal year 2009, due primarily to a decrease in rental income, net of rental expenses and a decrease in prepaid state sales tax discounts resulting from lower sales in fiscal year 2010.

Taxes

The income tax benefit related to continuing operations for fiscal year 2010 was $3.1 million compared to a provision for income taxes of $0.5 million in fiscal year 2009. The benefit for income taxes in fiscal year 2010 reflects the tax effect of the pre-tax loss for the year adjusted for state income taxes, general business credits and a reduction in a tax valuation allowance. The income tax provision in fiscal year 2009 reflects the tax effect of pre-tax loss for the year adjusted for state income taxes, general business credits and an increased valuation allowance which reduced the current recognition of the tax benefit for the year.

A valuation allowance was recorded in fiscal year 2009 based on the weight of positive and negative evidence that indicated deferred tax assets would not be fully realized. The partial reduction of the valuation allowance in fiscal year 2010 was based upon improvement in current and projected operational performance, our ability to utilize NOL amounts through carryforward and carryback, as well as recent sustained losses from continuing operations. This positive and negative evidence was weighed, and a portion of the Company's deferred tax assets were determined to be realizable, on a more likely than not basis, with a valuation allowance provided for these amounts.

Discontinued Operations

The net loss from discontinued operations decreased approximately $10.1 million in fiscal year 2010 compared to fiscal year 2009. The loss from discontinued operations in fiscal year 2010 and fiscal year 2009 reflected (1) the activity of restaurant units that were closed as part of the Cash Flow Improvement and Capital Redeployment Plan and not subsequently redeployed into other income generating uses; (2) the impairment of assets associated with properties that were closed as part of the Cash Flow Improvement and Capital Redeployment Plan; (3) the gain on sale of units above their carrying value and (4) the tax benefit on losses from discontinued operations.

LIQUIDITY AND CAPITAL RESOURCES

Cash and Cash Equivalents

General. Our primary sources of short-term and long-term liquidity are cash flows from operations and our revolving credit facility. Cash and cash equivalents were primarily affected by the acquisition of substantially all of the assets of Fuddruckers and the related financing during the fourth quarter of fiscal year ended August 25, 2010 and the related borrowing under our credit facility and the macroeconomic conditions that affected our fiscal year 2010 cash flow from operations. Although current macroeconomic conditions continue to affect our cash flows from operations, fiscal year 2011 cash flow from operations were favorably impacted by the acquired Fuddruckers assets as well as increased revenue and related cash flow from Luby's Cafeterias units. Proceeds from disposal of assets and property held for sale and our capital expenditures were significantly higher in fiscal year 2011 than fiscal year 2010, and we plan to continue the level of capital expenditures necessary to keep our restaurants attractive and operating efficiently.

Our cash requirements consisted principally of:

- payments to reduce our debt;
- capital expenditures for culinary contract services development and construction, restaurant renovations and upgrades and information technology; and
- working capital primarily for our company-owned restaurants and CCS agreements.

The acquisition of substantially all of the assets of Fuddruckers in fiscal year 2010 required us to amend and utilize our revolving credit facility. Cash from operations and proceeds from the sale of assets allowed for debt repayments. Under the current terms of our revolving credit facility, as amended through August 25, 2011, capital expenditures and the amount of borrowings are limited based on our EBITDA, as defined in the credit agreement, as amended, governing the revolving credit facility. Based upon our level of past and projected capital requirements, we expect that proceeds from the sale of assets and cash flows from operations, combined with other financing alternatives in place or available, will be sufficient to meet our capital expenditures and working capital requirements during the next twelve months.

As is common in the restaurant industry, we maintain relatively low levels of accounts receivable and inventories and our vendors grant trade credit for purchases such as food and supplies. However, higher levels of accounts receivable are typical for culinary contract services and franchises. We also continually invest in our business through the addition of new units and refurbishment of existing units, which are reflected as long-term assets.

Cash and cash equivalents decreased $1.3 million from $2.3 million at the beginning of the fiscal year. This decrease is due to cash used in financing activities of $20.5 million, offset by cash provided by operating activities of $16.5 million and cash provided by investing activities of $3.0 million.

The following table summarizes our cash flows from operating, investing and financing activities:

	Year Ended		
	August 31, 2011	August 25, 2010	August 26, 2009
		(In thousands)	
Total cash provided by (used in):			
Operating activities	$ 16,453	$ 9,297	$ 4,760
Investing activities	3,034	(48,712)	(8,416)
Financing activities	(20,535)	40,833	(28)
Increase (decrease) in cash and cash equivalents	$ (1,048)	$ 1,418	$(3,684)

Operating Activities. Cash flow from operating activities increased from $9.3 million in fiscal year 2010 to $16.5 million in fiscal year 2011. The $7.2 million increase in net cash provided by operating activities was due to a $13.5 million increase in cash provided by operating activities before changes in operating assets and liabilities, offset by a $6.3 million change in operating assets and liabilities. The $13.5 million increase in cash provided by operating activities before changes in operating assets and liabilities was primarily due to a full year of Fuddruckers activity in fiscal year 2011. Franchise revenue increased $6.4 million and vending revenue increased $0.6 million in fiscal years 2011 compared to fiscal year 2010. Restaurant sales less cost of food, payroll and other related expenses and other operating expenses increased $8.4 million from fiscal year 2010 to fiscal year 2011, offset by increased general and administrative expenses related to salaries and wages of $3.1 million and travel of $0.9 million and interest of $1.8 million on debt associated with the acquisition of substantially all of the assets of Fuddruckers. The $6.3 million net decrease in cash provided by changes in operating assets and liabilities is the result of differences in the net changes in asset and liability balances from fiscal years 2011, 2010 and 2009. The fiscal year 2011 $2.2 million increase in trade accounts and other receivables was primarily due to a $0.9 million receivables related to our CCS brand. The fiscal year 2011 $1.1 million increase in inventory was primarily due to a $0.9 million increase in inventory associated with equipment. The fiscal year 2011 increase in prepaid expenses and other assets of $0.9 million was primarily due to a $0.8 million increase in prepaid rent. The fiscal year 2011 $1.2 million increase in accounts payable, accrued expenses and other assets was primarily due to a $2.2 million increase in accruals related to taxes other than income taxes and a $1.7 million increase in accounts payable, offset by a $1.5 million decrease in accruals related to salaries and compensation and a $2.1 million decrease in accrued legal and professional fees.

Investing Activities. We generally reinvest available cash flows from operations to develop new restaurants, enhance existing restaurants and to support culinary contract services. Cash provided by investing activities was $3.0 million in fiscal year 2011 compared to cash used in investing activities of $48.7 million in fiscal year 2010. In fiscal year 2010, we acquired substantially all of the assets of Fuddruckers for $63.1 million, while in fiscal year 2011 we acquired one franchised location for $0.6 million. Proceeds from property sales were $9.4 million in fiscal year 2010 and $14.7 million in fiscal year 2011. We redeemed auction rate securities of $8.5 million in fiscal year 2010 and did not have a similar redemption in fiscal year 2011. We increased our purchases of equipment and new restaurant construction from $3.6 million in fiscal year 2010 to $11.0 million in fiscal year 2011. Our capital expenditure program includes, among other things, investments in new restaurant and culinary contract service locations, restaurant remodeling, and information technology enhancements.

Financing Activities. Cash provided by financing activities was $40.8 million in fiscal year 2010, primarily due to an increase in debt as a result of the acquisition of substantially all the assets of Fuddruckers. Cash used in financing activities during fiscal year 2011 was $20.5 million, primarily due to reducing the debt from $41.5 million at August 25, 2010 to $21.5 million at August 31, 2011.

Status of Long-Term Investments and Liquidity

At August 31, 2011, we did not hold any long-term investments. The securities we previously held were long-term municipal bonds with underlying maturities in years 2019 through 2042. These bonds historically had short-term features intended for the investor's liquidity. Prior to the collapse of the auction rate securities market in February 2008, these bonds were purchased or sold through a Dutch-auction process in short-term intervals of 7, 28 or 35 days, whereby the interest rate on the security was reset.

In October 2008, the Company sought relief from the illiquid investments and by filing for arbitration against its broker with Financial Industry Regulatory Authority (FINRA) Dispute Resolution, Inc. and submitting a statement of claim for the par value of the auction rate securities. The arbitration hearing took place in April 2010, and a final award was announced on May 21, 2010 in our favor whereby the broker was ordered to purchase the auction rate securities at par value. In June 2010, we received $7.1 million from the sale of the securities to the broker at par including interest. As a result of the sale of these securities, we recognized a $1.6 million net gain in fiscal year 2010 and an other than temporary impairment loss of $1.0 million in fiscal year 2009. For additional information, see Note 4, "Investments," to our Consolidated Financial Statements included in Item 8 of Part II of this report.

Given our current cash position, expected proceeds from the sale of assets, expected future cash flow from operations and our available borrowing capacity under our revolving credit facility, we believe sufficient liquidity exists for management to achieve its operating goals for the next twelve months.

Status of Trade Accounts and Other Receivables, Net

We monitor the aging of our receivables, including Fuddruckers franchising related receivables, and record provisions for uncollectability as appropriate. Credit terms of accounts receivable associated with our culinary contract services business vary from 30 to 45 days based on contract terms.

Working Capital

Current assets increased $5.6 million due to increases in trade accounts and other accounts receivable of $2.2 million, food and supply inventories of $1.1 million, prepaid expenses of $0.9 million, and deferred income taxes of $2.4 million offset by a decrease in cash equivalents of $1.0 million. The $2.2 million change in trade accounts and other receivables was due to the increase in CCS contracts for fiscal year 2010 to fiscal year 2011. The $1.1 million increase in food and supply inventories was primarily due to a $0.9 million increase in facility service restaurant supplies inventory. The $0.9 million increase in prepaid expenses was primarily due to $0.8 million in prepaid rent. The $2.4 million increase in deferred tax assets is due to our expected ability to realize our deferred tax assets in fiscal year 2012.

Current liabilities increased $1.0 million due to a $1.7 million increase in accounts payable offset by decreases in liabilities related to discontinued operations of $0.3 million and accrued expenses and other liabilities of $0.5 million. The $1.7 million increase in accounts payable was primarily due to the extra week in fiscal year 2011. The decrease of $0.8 million in discontinued operations and accrued expenses and other liabilities is a result of decreases in accruals related to salaries and incentives of $1.5 million, insurance and claims of $0.3 million, legal and professional fees of $2.3 million offset by increases of $2.0 million for taxes other than income taxes and $1.3 million for marketing.

Capital Expenditures

Capital expenditures consist of purchases of real estate for future restaurant sites, culinary contract services investments, new unit construction, purchases of new and replacement restaurant furniture and equipment, and ongoing remodeling programs. Capital expenditures for fiscal year 2010 were approximately $11.0 million and related to recurring maintenance of our existing units, to improvement of our culinary contract services business and the development of future restaurant sites. We expect to be able to fund all capital expenditures in fiscal year 2012 using proceeds from the sale of assets, cash flows from operations and our available credit. We expect to spend approximately $15.0 million to $20.0 million on capital expenditures in fiscal year 2012.

DEBT

Revolving Credit Facility

In November 2009, we entered into a revolving credit facility with Wells Fargo Bank, National Association, as Administrative Agent, and Amegy Bank, National Association, as Syndication Agent. The following description summarizes the material terms of the revolving credit facility, as subsequently amended as of January 31, 2010, July 26, 2010, September 30, 2010, October 31, 2010 and August 25, 2011 (the revolving credit facility, together with all amendments thereto, is referred to as the "2009 Credit Facility"). The 2009 Credit Facility is governed by the Credit Agreement dated as of November 9, 2009 (as amended to date, the "Credit Agreement") among us, the lenders from time to time party thereto, Wells Fargo Bank, National Association, as Administrative Agent, and Amegy Bank, National Association, as Syndication Agent. The maturity date of the 2009 Credit Facility is September 1, 2014.

The aggregate amount of the lenders' commitments under the 2009 Credit Facility was $50.0 million as of August 31, 2011. The 2009 Credit Facility also provides for the issuance of letters of credit in a maximum aggregate amount of $15.0 million outstanding at any one time. At August 31, 2011, $27.3 million was available under the 2009 Credit Facility.

The 2009 Credit Facility is guaranteed by all of our present or future subsidiaries. In addition, in connection with the expansion of the 2009 Credit Facility that accompanied our acquisition of substantially all of the assets of Fuddruckers in July 2010, Christopher J. Pappas, our President and Chief Executive Officer, and Harris J. Pappas, a member of our Board of Directors, guaranteed the payment of up to $13.0 million of our indebtedness under the 2009 Credit Facility. The maximum amount of this guaranty was reduced to $9.5 million on February 28, 2011, further reduced to $6.0 million on May 31, 2011 and finally reduced to zero as of August 25, 2011.

At any time throughout the term of the 2009 Credit Facility, we have the option to elect one of two bases of interest rates. One interest rate option is the greater of (a) the Federal Funds Effective Rate plus 0.50%, or (b) prime, plus, in either case, an applicable spread that ranges from 1.00% to 2.00% per annum. The other interest rate option is the London InterBank Offered Rate plus a spread that ranges from 2.75% to 3.75% per annum. The applicable spread under each option is dependent upon the ratio of our debt to EBITDA at the most recent determination date.

We are obligated to pay to the Administrative Agent for the account of each lender a quarterly commitment fee based on the average daily unused amount of the commitment of such lender, ranging from 0.30% to 0.45% per annum depending on the Total Leverage Ratio at the most recent determination date.

The proceeds of the 2009 Credit Facility are available for our general corporate purposes and general working capital purposes.

Borrowings under the 2009 Credit Facility are subject to mandatory repayment with the proceeds of sales of certain of our real property, subject to certain exceptions.

The 2009 Credit Facility is secured by a perfected first priority lien on certain of our real property and all of the material personal property owned by us or any of our subsidiaries, other than certain excluded assets (as defined in the Credit Agreement). At August 31, 2011, the carrying value of the collateral securing the 2009 Credit Facility was $90.0 million.

The Credit Agreement contains the following covenants among others:

- the maintenance of EBTIDA of not less than (1) $4,500,000 for the fiscal quarter ended August 25, 2010, (2) $2,500,000 for the fiscal quarter ended November 17, 2010, (3) $3,500,000 for the fiscal quarter ended February 9, 2011, (4) $7,000,000 for the fiscal quarter ended May 4, 2011 and (5) $6,500,000 for the fiscal quarter ended August 31, 2011,
- maintenance of a ratio of (a) EBITDA for the four fiscal quarters ending on the last day of any fiscal quarter to (b) the sum of (x) interest expense (as defined in the Credit Agreement) for such four fiscal-quarter-period plus (y) the outstanding principal balance of the loans as of the last day of such fiscal quarter divided by seven (the "Debt Service Coverage Ratio), of not less than (1) 2.00 to 1.00, beginning with the end of the fourth quarter of fiscal 2011 and ending with the first quarter of fiscal 2012, (2) 2.25 to 1.00 beginning with the end of the second quarter of fiscal 2012 and ending with the first quarter of fiscal 2013, and (3) 2.50 to 1.00 beginning with the end of second quarter of fiscal 2013 and thereafter,
- maintenance of minimum Tangible Net Worth (as defined in the Credit Amendment) at all times of not less than (1) $126.7 million as of the last day of the third fiscal quarter of fiscal 2011 and (2) increasing incrementally thereafter, as of the last day of each subsequent fiscal quarter, by an amount equal to 60% of our consolidated net income (if positive) for the fiscal quarter ending on such date,
- *maintenance of minimum net profit of $1.00 (1) for at least one of the first three fiscal quarters of our* 2012 fiscal year, (2) for at least one of any two consecutive fiscal quarters beginning with the fourth fiscal quarter of our 2012 fiscal year, and (3) for any period of four consecutive fiscal quarters beginning with the four consecutive fiscal years ending with the fourth quarter of our 2011 fiscal year,
- restrictions on incurring indebtedness, including certain guarantees and capital lease obligations,
- restrictions on incurring liens on certain of our property and the property of our subsidiaries,
- restrictions on transactions with affiliates and materially changing our business,
- restrictions on making certain investments, loans, advances and guarantees,
- restrictions on selling assets outside the ordinary course of business,
- prohibitions on entering into sale and leaseback transactions,
- limiting Capital Expenditures (as defined in the Credit Agreement) to $10.0 million for the fiscal year ended August 25, 2010, to $15.0 million for the fiscal year ended August 31, 2011, and for any subsequent fiscal year, to the sum of (1) the lesser of (a) $38.0 million or (b) an amount equal to 130% of EBITDA for the immediately preceding fiscal year plus (2) any unused availability for capital expenditures from the immediately preceding fiscal year.
- restrictions on certain acquisitions of all or a substantial portion of the assets, property and/or equity interests of any person.

We were in compliance with the covenants contained in the Credit Agreement as of August 31, 2011. To comply with our quarterly minimum EBITDA covenant for the fiscal quarter ended November 17, 2010, however, we requested and received approval from the lenders to add to EBITDA non-recurring expenses, as defined, related to our acquisition of substantially all of the assets of Fuddruckers. The definition of EBITDA in the Credit Agreement permits us to make adjustments to EBITDA for certain non-recurring expenses, as defined, or income items, among others, subject to the approval of the Administrative Agent. If we had not received approval to adjust our EBITDA, we would not have been in compliance with the minimum EBITDA covenant as of the end of the first quarter of fiscal 2011. Although we expected to meet the requirements of the minimum EBITDA covenant in the future, noncompliance could have had a material adverse affect on our financial condition and would have represented an event of default under the Credit Agreement.

The Credit Agreement also includes customary events of default. If a default occurs and is continuing, the lenders' commitments under the Credit Facility may be immediately terminated and/or we may be required to repay all amounts outstanding under the Credit Facility.

As of August 31, 2011, we had $21.5 million in outstanding loans and $1.2 million committed under letters of credit, which were issued as security for the payment of insurance obligations.

First Amendment to 2007 Revolving Credit Facility

On March 18, 2009, we amended the 2007 Revolving Credit Facility as follows:

- Reduced the aggregate amount of the lenders' commitments from $50.0 million to $30.0 million. The amounts available under the 2007 Revolving Credit Facility, as amended by Amendment No. 1 thereto (the "Amended Facility"), may still be increased by up to $70.0 million, subject to certain terms and conditions, for a maximum total facility size of $100 million.
- Modified the restriction on capital expenditures in fiscal years 2009 through June 30, 2012. In the original 2007 Revolving Credit Facility, capital expenditures were limited to the extent of our annual four-quarter rolling EBITDA plus 75% of the unused availability for capital expenditures from the immediately preceding fiscal year. We revised the level of spending allowed for capital expenditures by creating a floor of $20.0 million. The amount of agreed capital expenditures will be the greater of (1) $20.0 million in each fiscal year, or (2) the amount of 100% of the preceding fiscal year's EBITDA; plus, in either case, all of the unused availability for capital expenditures from the immediately preceding fiscal year.
- Modified the interest rate margins to a range of 1.75% to 2.50% per annum. The applicable spread under each option continues to be dependent upon the ratio of our debt to EBITDA at the most recent determination date.
- Amended the quarterly commitment fee, which is dependent upon the ratio of our debt to EBITDA, to a range of 0.30% to 0.45% per annum. We also will continue to pay quarterly fees with respect to any letters of credit issued and outstanding. In addition, we were obligated to pay the lenders a one-time fee in connection with the closing of the Amended Facility.
- In the original 2007 Revolving Credit Facility, we were permitted to invest in any auction rate securities rated Aaa by Moody's or AAA by S&P. Because the ratings of our auction rate securities have dropped below these thresholds, the Amended Facility now limits these types of investments to a specific list of auction rate securities which we hold.
- Modified certain financial covenants: including (1) the Interest Coverage Ratio from not less than 2.50 to not less than 2.00 and (2) the debt-to-EBITDA ratio from not greater than 3.00 to not greater than 2.75. The Amended Facility also amends the Interest Coverage Ratio calculation to now include one-fifth of the principal balance of the loans in the denominator.
- The Amended Facility contains customary covenants and restrictions on our ability to engage in certain activities, asset sales, letters of credit, and acquisitions, and contains customary events of default.

- Quarterly commitment fee, which is dependent upon the ratio of our debt to EBITDA, amended to a range of 0.30% to 0.45% per annum. We also continue to pay quarterly fees with respect to any letters of credit issued and outstanding. In addition, we were obligated to pay the lenders a one-time fee in connection with the closing of the Amended Facility.

2007 Revolving Credit Facility

On July 13, 2007, we entered into a $50.0 million unsecured Revolving Credit Facility (the "2007 Revolving Credit Facility") with Wells Fargo Bank, National Association, as Administrative Agent, and Amegy Bank, National Association, as Syndication Agent. The 2007 Revolving Credit Facility may, subject to certain terms and conditions, be increased once by an amount up to $50.0 million for a maximum total facility size of $100.0 million. The 2007 Revolving Credit Facility allowed for up to $15.0 million of the available credit to be extended in the form of letters of credit. All amounts owed by us under the 2007 Revolving Credit Facility were guaranteed by our subsidiaries and must be repaid in full upon the maturity date on June 30, 2012. We amended the 2007 Revolving Credit Facility on March 18, 2009, as described above under "First Amendment to 2007 Revolving Credit Facility."

At any time throughout the term of the facility, we had the option to elect one of two bases of interest rates. One interest rate option was the greater of (a) the Federal Funds Effective Rate plus 0.50%, or (b) prime, plus, in either case, an applicable spread that ranges from zero to 0.50% per annum. The other interest rate option was the London Interbank Offered Rate plus a spread that ranges from 0.75% to 2.00% per annum. The applicable spread under each option was dependent upon the ratio of our debt to EBITDA at the most recent determination date.

We paid a quarterly commitment fee based on the unused available balance of the 2007 Revolving Credit Facility, which was also dependent upon the ratio of our debt to EBITDA, ranging from 0.20% to 0.30% per annum. We also paid quarterly fees with respect to any letters of credit issued and outstanding. In addition, we paid the lenders a one-time fee in connection with the closing of the 2007 Revolving Credit Facility.

COMMITMENTS AND CONTINGENCIES

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements except for operating leases for our corporate office, facility service warehouse and certain restaurant properties.

Claims

Certain current and former hourly restaurant employees filed a lawsuit against us in the U.S. District Court for the Southern District of Texas alleging violations of the Fair Labor Standards Act with respect to the inclusion of certain employees in a tip pool. The lawsuit sought back wages, penalties and attorney's fees and was conditionally certified as a collective action in October 2008. On October 22, 2010, we agreed to a court settlement amount of $1.6 million, recognized in general and administrative expenses in the fourth quarter fiscal year 2010. We made related payments of $1.4 million as of August 31, 2011, as required by the settlement. Per the settlement, all claims had to be filed by August 31, 2011. Therefore, the settlement is complete and we recognized a $0.2 million reduction in general and administrative expenses in the fourth quarter of fiscal year 2011.

From time to time, we are subject to various other private lawsuits, administrative proceedings and claims that arise in the ordinary course of our business. A number of these lawsuits, proceedings and claims may exist at any given time. These matters typically involve claims from guests, employees and others related to issues common to the restaurant industry. We currently believe that the final disposition of these types of lawsuits, proceedings and claims will not have a material adverse effect on our financial position, results of operations or liquidity. It is possible, however, that our future results of operations for a particular quarter or fiscal year could be impacted by changes in circumstances relating to lawsuits, proceedings or claims.

Construction Activity

From time to time, we enter into non-cancelable contracts for the construction of our new restaurants. This construction activity exposes us to the risks inherent in new construction including but not limited to rising material prices, labor shortages, delays in getting required permits and inspections, adverse weather conditions, and injuries sustained by workers.

Contractual Obligations

At August 31, 2011, we had contractual obligations and other commercial commitments as described below:

Contractual Obligations	Payments due by Period				
	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
			(In thousands)		
Long-term debt	$21,587	$ —	$ —	$21,587	$ —
Operating lease obligations [a]	70,193	11,195	21,388	16,000	21,610
Uncertain tax positions liability [b]	83	—	—	—	—
Total	$91,863	$11,195	$21,388	$37,587	$21,610

Other Commercial Commitments	Amount of Commitment by Expiration Period				
	Total	Fiscal Year 2011	Fiscal Years 2012-2013	Fiscal Years 2014-2015	Thereafter
			(In thousands)		
Letters of credit	$ 1,157	$ 1,157	$ —	$ —	$ —

[a] Operating lease obligations contain rent escalations and renewal options ranging from one to thirty years.

[b] The $83,000 of unrecognized tax benefits have been recorded as liabilities. The timing and amounts of future cash payments related to these liabilities are uncertain.

In addition to the commitments described above, we enter into a number of cancelable and noncancelable commitments during each fiscal year. Typically, these commitments expire within one year and are generally focused on food inventory. We do not maintain any long-term or exclusive commitments or arrangements to purchase products from any single supplier. Substantially all of our product purchase commitments are cancelable up to 30 days prior to the vendor's scheduled shipment date.

Long-term liabilities reflected in our consolidated financial statements as of August 31, 2011 included amounts accrued for benefit payments under our supplemental executive retirement plan of $0.2 million, accrued insurance reserves of $0.9 million and deferred rent liabilities of $2.7 million.

We are also contractually obligated to our Chief Executive Officer pursuant to employment agreement. See "Affiliations and Related Parties" below for further information.

AFFILIATIONS AND RELATED PARTIES

Affiliate Services

Our Chief Executive Officer, Christopher J. Pappas, and one of our directors and our former Chief Operating Officer, Harris J. Pappas, own two restaurant entities (the "Pappas entities") that may provide services to Luby's, Inc. and its subsidiaries, as detailed in the Master Sales Agreement dated December 9, 2005 among us and the Pappas entities.

Under the terms of the Master Sales Agreement, the Pappas entities continue to provide specialized (customized) equipment fabrication primarily for new construction and basic equipment maintenance, including stainless steel stoves, shelving, rolling carts, and chef tables. The total costs under the Master Sales Agreement of custom-fabricated and refurbished equipment were $27,000, $33,000 and $367,000 in fiscal years 2011, 2010 and 2009, respectively. The decrease in fiscal year 2011 was primarily due to fewer restaurant openings in fiscal year 2011 than fiscal year 2010. Services provided under this agreement are subject to review and approval by the Finance and Audit Committee of our Board of Directors.

Operating Leases

In the third quarter of fiscal year 2004, Messrs. Pappas became partners in a limited partnership which purchased a retail strip center in Houston, Texas. Messrs. Pappas collectively own a 50% limited partner interest and a 50% general partner interest in the limited partnership. A third party company manages the center. One of our restaurants has rented approximately 7% of the space in that center since 1969. No changes were made to our lease terms as a result of the transfer of ownership of the center to the new partnership. We made payments of approximately $326,000, $316,000 and $339,000 during fiscal years 2011, 2010 and 2009, respectively, pursuant to the terms of the lease agreement, which currently includes an annual base rate of $14.64 per square foot per year plus maintenance taxes and insurance.

On November 22, 2006, we executed a new lease agreement with respect to this property. Effective upon our relocation and occupancy into the new space in July 2008, the new lease agreement provides for a primary term of approximately 12 years with two subsequent five-year options and gives the landlord an option to buy out the tenant on or after the calendar year 2015 by paying the then unamortized cost of improvements to the tenant. We are currently obligated to pay rent of $20.00 per square foot ($22.00 per square foot beginning January 2014) plus maintenance, taxes, and insurance during the primary term of the lease. Thereafter, the lease provides for reasonable increases in rent at set intervals. The new lease agreement was approved by the Finance and Audit Committee of our Board of Directors.

Affiliated rents paid for the Houston property lease represented 2.6%, 5.5%, and 6.2% of total rents for continuing operations in fiscal years 2011, 2010 and 2009, respectively.

The following table compares current and prior fiscal year-to-date charges incurred under the Master Sales Agreement, affiliated property leases and other related party agreements to our total capital expenditures, as well as relative general and administrative expenses and other operating expenses included in continuing operations:

	Year Ended		
	August 31, 2011	August 25, 2010	August 26, 2009
	(371 days)	*(364 days)* *(In thousands)*	*(364 days)*
AFFILIATED COSTS INCURRED:			
General and administrative expenses—professional and other costs	$ 54	$ 58	$ 128
Capital expenditures—custom-fabricated and refurbished equipment	27	33	367
Other operating expenses and opening costs, including property leases	329	329	356
Total	$ 410	$ 420	$ 851
RELATIVE TOTAL COMPANY COSTS:			
General and administrative expenses	$ 29,530	$25,503	$24,724
Capital expenditures	11,038	3,580	12,348
Other operating expenses and opening costs	77,302	51,488	56,701
Total	$117,870	$80,571	$93,773
AFFILIATED COSTS INCURRED AS A PERCENTAGE OF RELATIVE TOTAL COMPANY COSTS	0.35%	0.52%	0.91%

In November 2005, Christopher entered into a new employment agreement that were subsequently amended in April 2011 to extend the termination date thereof to August 2012. Mr. Pappas continues to devote his primary time and business efforts to Luby's, Inc. while maintaining his role at Pappas Restaurants, Inc.

On July 26, 2010, Christopher and Harris J. Pappas entered into a guaranty agreement with the Company's lenders in conjunction with the expansion of the Company's revolving credit facility under the terms of the Second Amendment to the Credit Agreement. With the execution of the Fifth Amendment to the Credit Agreement on August 25, 2011, the Pappas guaranty agreement was terminated.

On February 1, 2010, the Board of Directors of the Company approved the renewal of a consultant agreement with Ernest Pekmezaris, the Company's former Chief Financial Officer. Under the agreement, Mr. Pekmezaris will continue to furnish to the Company advisory and consulting services related to finance and accounting matters and other related consulting services. The agreement expiring on January 31, 2011 was renewed for twelve months at a lower monthly rate. Mr. Pekmezaris is also the Treasurer of Pappas Restaurants, Inc. Compensation for the services provided by Mr. Pekmezaris to Pappas Restaurants, Inc. is paid entirely by that entity.

Peter Tropoli, our Chief Operating Officer and formerly our Senior Vice President, Administration, General Counsel and Secretary, is an attorney and stepson of Frank Markantonis, who is a director of Luby's, Inc.

Paulette Gerukos, our Vice President of Human Resources, is the sister-in-law of Harris J. Pappas, who is a director of Luby's, Inc.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our accounting policies are described in Note 1, "Nature of Operations and Significant Accounting Policies," to our Consolidated Financial Statements included in Item 8 of Part II of this report. The Consolidated Financial Statements are prepared in conformity with U.S. generally accepted accounting principles. Preparation of the financial statements requires us to make judgments, estimates and assumptions that affect the amounts of assets and liabilities in the financial statements and revenues and expenses during the reporting periods. Management believes the following are critical accounting policies due to the significant, subjective and complex judgments and estimates used when preparing our consolidated financial statements. Management regularly reviews these assumptions and estimates with the Finance and Audit Committee of our Board of Directors.

Income Taxes

The estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in the accompanying consolidated balance sheets, as well as operating loss and tax credit carryforwards are recorded. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities (temporary differences) and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We periodically review the recoverability of tax assets recorded on the balance sheet and provide valuation allowances as management deems necessary.

If the future consequences of differences between financial reporting bases and tax bases of our assets and liabilities result in a net deferred tax asset, management will evaluate the probability of our ability to realize the future benefits of such asset. A valuation allowance related to a deferred tax asset is recorded when it is more likely than not that all or some portion of the deferred tax asset will not be realized. The realization of such net deferred tax will generally depend on whether we will have sufficient taxable income of an appropriate character within the carryforward period permitted by the tax law.

At the end of fiscal year 2009, the Company had total deferred tax assets of approximately $11.8 million. However, based on management's analysis of whether it was more likely than not that the deferred tax assets would be realized, management concluded that a valuation allowance of approximately $5.1 million was necessary at the end of fiscal year 2009. The decision was based on the large loss sustained from continuing operations for the year, the closure of many underperforming restaurants, and the tax net operating loss reported on the Company's current year and prior year federal income tax returns. Even though Management had implemented a plan to improve cash flow and redeploy capital, the circumstances did not provide evidence that it was more likely than not that all of the deferred tax assets would be realized. Therefore, a valuation allowance was established to partially offset the Company's federal net operating loss ("NOL") carryovers to future years and the Company's carryover of federal general business tax credits.

At the end of the following fiscal year 2010, total deferred tax assets were approximately $14.5 million. Management reviewed the positive and negative evidence to determine whether these deferred tax assets would be realized. The negative evidence was that again the Company experienced a loss from continuing operations and would report a net operating loss for federal income taxes. On the positive side, however, the loss for the year was significantly less than in the prior year and expectations were that the improvements would continue. Also, the Company acquired substantially all the assets of Fuddruckers at the end of fiscal year 2010 with expectations of additional operational income in the future. Management incorporated these factors into projections of future taxable income but could not determine that it was more likely than not that all of the deferred tax assets would be realized over the projection period. A valuation allowance was still necessary but not in the same amount as the previous year. Management concluded that a valuation allowance of approximately $3.1 million at August 25, 2010 was necessary. The valuation allowance partially offset our NOL carryovers to future years and our carryover of federal general business tax credits and other credits. The reduction of the valuation allowance from August 26, 2009 was reported as part of the tax benefit included in Income/(loss) from continuing operations for fiscal year 2010.

At the end of fiscal year 2011, total deferred tax assets were approximately $13.5 million. Management reviewed the positive and negative evidence to determine whether these deferred tax assets would be realized. On the negative side, the Company will report another net operating loss on the federal income tax return. The positive evidence was that the Company earned income from continuing operations for the year. This has been a significant improvement over the last two years and indicates the Company's cash flow and capital redeployment plan may be working. Even though there were losses in the two prior years, Management is more confident that the integration of Fuddruckers and improvements in other operations will provide future revenue to allow the utilization of the deferred tax assets. Management incorporated these factors into projections of future taxable income but could not determine that it was more likely than not that all of the deferred tax assets would be realized over the projection period. A valuation allowance was still necessary but not in the same amount as the previous year. Management concluded that a valuation allowance of approximately $2.6 million at August 31, 2011 was necessary. The valuation allowance partially offsets our carryover of federal general business tax credits. The reduction of the valuation allowance from August 25, 2010 is reported as part of the tax expense included in Income/(loss) from continuing operations for fiscal year 2011.

Two of the most significant items included in deferred tax assets are NOL carryovers and general business tax credits. Both of these items may be carried over up to twenty years in the future for possible utilization in the future. NOL amounts carryover beginning in fiscal year 2008 and will begin to expire at the end of fiscal year 2028 through fiscal year 2031, if not utilized by then. The carryover of general business tax credits and other credits were also impacted by amended federal returns, and subsequent to these filings, general business tax credit amounts carryover beginning in fiscal year 2002 and will begin to expire at the end of fiscal year 2022 through 2031, if not utilized by then.

The valuation allowance amounts as of fiscal year 2009 and 2010 partially offset our NOL carryovers to future years and our carryover of general business tax credits. The valuation allowance as of fiscal year 2011 partially offset only our carryover of general business tax credits since a valuation allowance on our NOL carryovers is no longer necessary, as these assets are more likely than not to be fully realized. Considering continuing operational performance and forecasted taxable income projections, management anticipates the NOL carryovers as of the fiscal year ended August 31, 2011 to be realized within five years subsequent. The partial reversals of the valuation allowance amounts in fiscal years 2010 and 2011, were based upon continued improvement in current and projected operational performance, ability to utilize NOL amounts through carryforward and carryback, as well as recent sustained losses from continuing operations. This positive and negative evidence was weighed, and in each year an increasing portion of our deferred tax assets were determined to be realizable, on a more likely than not basis, with a valuation allowance provided for these amounts. The reductions of the valuation allowance in fiscal years 2010 and 2011 are reported as part of the income tax expense (or benefit) included in Income (loss) from continuing operations for the year.

Management makes judgments regarding the interpretation of tax laws that might be challenged upon an audit and cause changes to previous estimates of tax liability. We operate within multiple taxing jurisdictions and are subject to examination in these tax jurisdictions, as well as by the Internal Revenue Service ("IRS"). In management's opinion, adequate provisions for income taxes have been made for all open income tax periods. The potential outcomes of examinations are regularly assessed in determining the adequacy of the provision for income taxes and income tax liabilities. Management believes that adequate provisions have been made for reasonable and foreseeable outcomes related to uncertain tax matters.

Impairment of Long-Lived Assets

We periodically evaluate long-lived assets held for use and held for sale, whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable. We analyze historical cash flows of operating locations and compare results of poorer performing locations to more profitable locations. We also analyze lease terms, condition of the assets and related need for capital expenditures or repairs, construction activity in the surrounding area as well as the economic and market conditions in the surrounding area.

For assets held for use, we estimate future cash flows using assumptions based on possible outcomes of the areas analyzed. If the undiscounted future cash flows are less than the carrying value of our location's assets, we record an impairment based on an estimate of discounted cash flows. The estimates of future cash flows, based on reasonable and supportable assumptions and projections, require management's subjective judgments. Assumptions and estimates used include operating results, changes in working capital, discount rate, growth rate, anticipated net proceeds from disposition of the property and if applicable, lease terms. The span of time for which future cash flows are estimated is often lengthy, increasing the sensitivity to assumptions made. The time span is longer and could be 20 to 25 years for newer properties, but only 5 to 10 years for older properties. Depending on the assumptions and estimates used, the estimated future cash flows projected in the evaluation of long-lived assets can vary within a wide range of outcomes. We consider the likelihood of possible outcomes in determining the best estimate of future cash flows. The measurement for such an impairment loss is then based on the fair value of the asset as determined by discounted cash flows. We operated 155 restaurants as of November 9, 2011 and periodically experience unanticipated changes in our assumptions and estimates. Those changes could have a significant impact on discounted cash flow models with a corresponding significant impact on the measurement of an impairment. We believe we have one location with an aggregate net carrying value of assets in use of $1.1 million where it is reasonably possible for an impairment charge to be taken over the next 12 months. Gains are not recognized until the assets are disposed.

We evaluate the useful lives of our other intangible assets, primarily the Fuddruckers trademarks and franchise agreements to determine if they are definite or indefinite-lived. Reaching a determination of useful life requires significant judgments and assumptions regarding the future effects of obsolescence, contract term, demand, competition, other economic factors (such as the stability of the industry, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels), the level of required maintenance expenditures, and the expected lives of other related groups of assets.

Investments

Investments included available-for-sale securities, classified as long-term and reported at fair value. Securities available-for-sale consist of auction rate securities. Declines in fair value of available-for-sale securities were analyzed to determine if the decline was temporary or "other-than-temporary." Temporary unrealized gains and losses on available-for-sale securities were excluded from earnings and reported in shareholders' equity. Other-than-temporary declines reduce earnings. Increases in other-than-temporary declines in fair value realized until the securities were sold.

Property Held for Sale

We periodically review long-lived assets against our plans to retain or ultimately dispose of properties. If we decide to dispose of a property, it will be moved to property held for sale and actively marketed. Property held for sale is recorded at amounts not in excess of what management currently expects to receive upon sale, less costs of disposal. We analyze market conditions each reporting period and record additional impairments due to declines in market values of like assets. The fair value of the property is determined by observable inputs such as appraisals and prices of comparable properties in active markets for assets like ours. Gains are not recognized until the properties are sold.

Insurance and Claims

We self-insure a significant portion of risks and associated liabilities under our employee injury, workers' compensation and general liability programs. We maintain insurance coverage with third party carriers to limit our per-occurrence claim exposure. We have recorded accrued liabilities for self-insurance based upon analysis of historical data and actuarial estimates, and we review these amounts on a quarterly basis to ensure that the liability is appropriate.

The significant assumptions made by the actuary to estimate self-insurance reserves, including incurred but not reported claims, are as follows: (1) historical patterns of loss development will continue in the future as they have in the past (Loss Development Method), (2) historical trend patterns and loss cost levels will continue in the future as they have in the past (Bornhuetter-Ferguson Method), and (3) historical claim counts and exposures are used to calculate historical frequency rates and average claim costs are analyzed to get a projected severity (Frequency and Severity Method). The results of these methods are blended by the actuary to provide the reserves estimates.

Actual workers' compensation and employee injury claims expense may differ from estimated loss provisions. The ultimate level of claims under the in-house safety program are not known, and declines in incidence of claims as well as claims costs experiences or reductions in reserve requirements under the program may not continue in future periods.

Share-Based Compensation

Share-based compensation is recognized as compensation expense in the income statement utilizing the fair value on the date of the grant. The fair value of restricted stock units is valued at the closing market price of our common stock at the date of grant. The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model. Assumptions for volatility, expected option life, risk free interest rate and dividend yield are used in the model.

NEW ACCOUNTING PRONOUNCEMENTS

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurements (Topic 820) which amends the fair value measurement and disclosure requirements. The amendment is effective during interim and annual reporting periods beginning after December 15, 2011. We are currently evaluating the impact on our consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220) which requires companies to present total comprehensive income and its components and the components of net income in either a single continuous statement of comprehensive income or in two consecutive statements reporting net income and comprehensive income. This requirement eliminates the option to present components of comprehensive income as part of the statement of changes in shareholders' equity. This guidance affects only the presentation of comprehensive income and does not change the components of comprehensive income. This guidance is effective for fiscal years beginning after December 15, 2011 on a retrospective basis. We do not expect that the adoption of this accounting guidance in the first quarter of fiscal year 2012 will have a significant impact on our consolidated financial statements.

In December 2010, the FASB issued ASU 2010-29, Business Combinations (Topic 805): Disclosure of supplemental pro forma information for business combinations. The guidance is effective for fiscal years beginning after December 15, 2010. We do not expect the guidance to have a material impact on our consolidated financial statements.

In December 2010, the FASB issued ASU 2010-28, Intangibles—Goodwill and Other (Topic 350): When to perform step two of the goodwill impairment test for reporting units with zero or negative carrying amounts. The guidance is effective for fiscal years beginning after December 15, 2010. We do not expect the guidance to have a material impact on our consolidated financial statements.

INFLATION

It is generally our policy to maintain stable menu prices without regard to seasonal variations in food costs. Certain increases in costs of food, wages, supplies, transportation and services may require us to increase our menu prices from time to time. To the extent prevailing market conditions allow, we intend to adjust menu prices to maintain profit margins.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

We are exposed to market risk from changes in interest rates affecting our variable-rate debt. As of August 31, 2011, the total amount of debt subject to interest rate fluctuations outstanding under our Amended New Credit Facility was $21.5 million. Assuming an average debt balance of $21.5 million, a 1.0% increase in prevailing interest rates would increase our annual interest expense by $0.2 million.

Although we are not currently using interest rate swaps, we have previously used and may in the future use these instruments to manage cash flow risk on a portion of our variable-rate debt.

Many ingredients in the products sold in our restaurants are commodities, subject to unpredictable price fluctuations. We attempt to minimize price volatility by negotiating fixed price contracts for the supply of key ingredients and in some cases by passing increased commodity costs through to the customer by adjusting menu prices or menu offerings. Our ingredients are available from multiple suppliers so we are not dependant on a single vendor for our ingredients.

Item 8. ***Financial Statements and Supplementary Data***

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Luby's, Inc.

We have audited the accompanying consolidated balance sheets of Luby's, Inc. (a Delaware corporation) and its subsidiaries as of August 31, 2011 and August 25, 2010, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended August 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Luby's, Inc. and its subsidiaries as of August 31, 2011 and August 25, 2010, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Luby's, Inc. and its subsidiaries' internal control over financial reporting as of August 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated November 14, 2011 expressed an unqualified opinion.

/s/ GRANT THORNTON LLP

Houston, Texas
November 14, 2011

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

Board of Directors and Shareholders
Luby's, Inc.

We have audited Luby's, Inc. (a Delaware corporation) and its subsidiaries' internal control over financial reporting as of August 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Luby's, Inc. and its subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express an opinion on Luby's, Inc. and its subsidiaries' internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Luby's, Inc. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of August 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Luby's, Inc. and its subsidiaries as of August 31, 2011 and August 25, 2010, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years ended August 31, 2011 and our report dated November 14, 2011 expressed an unqualified opinion.

/s/ GRANT THORNTON LLP

Houston, Texas
November 14, 2011

Luby's, Inc.
Consolidated Balance Sheets

	August 31, 2011	August 25, 2010
	(In thousands, except share data)	
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 1,252	$ 2,300
Trade accounts and other receivables, net	4,429	2,213
Food and supply inventories	4,191	3,097
Prepaid expenses	1,960	1,070
Assets related to discontinued operations	67	49
Deferred income taxes	2,865	431
Total current assets	14,764	9,160
Property held for sale	1,046	1,828
Assets related to discontinued operations	7,837	18,418
Property and equipment, net	166,963	172,040
Intangible assets, net	28,098	29,292
Goodwill	195	195
Deferred incomes taxes	7,680	9,672
Other assets	1,437	1,737
Total assets	$228,020	$242,342
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 14,226	$ 12,514
Liabilities related to discontinued operations	609	884
Accrued expenses and other liabilities	18,587	19,047
Total current liabilities	33,422	32,445
Credit facility debt	21,500	41,500
Liabilities related to discontinued operations	1,220	953
Other liabilities	6,841	6,083
Total liabilities	62,983	80,981
Commitments and Contingencies		
SHAREHOLDERS' EQUITY		
Common stock, $0.32 par value; 100,000,000 shares authorized; Shares issued were 28,651,277 and 28,564,024, respectively; Shares outstanding were 28,151,277 and 28,064,024, respectively	9,168	9,140
Paid-in capital	23,772	23,089
Retained earnings	136,872	133,907
Less cost of treasury stock, 500,000 shares	(4,775)	(4,775)
Total shareholders' equity	165,037	161,361
Total liabilities and shareholders' equity	$228,020	$242,342

The accompanying notes are an integral part of these consolidated financial statements.

Luby's, Inc.

Consolidated Statements of Operations

	Year Ended		
	August 31, 2011	August 25, 2010	August 26, 2009
	(In thousands except per share data)		
SALES:			
Restaurant sales	$325,383	$230,342	$245,799
Culinary contract services	15,619	13,728	12,970
Franchise revenue	7,092	645	—
Vending revenue	654	44	—
TOTAL SALES	348,748	244,759	258,769
COSTS AND EXPENSES:			
Cost of food	94,166	63,477	67,922
Payroll and related costs	113,083	82,824	89,283
Other operating expenses	76,956	51,245	56,483
Opening costs	346	243	218
Cost of culinary contract services	14,516	12,464	11,747
Depreciation and amortization	17,204	15,217	16,021
General and administrative expenses	29,530	25,503	24,724
Provision for asset impairments, net	84	282	6,740
Net gain on disposition of property and equipment	(1,427)	(924)	(916)
Total costs and expenses	344,458	250,331	272,222
INCOME (LOSS) FROM OPERATIONS	4,290	(5,572)	(13,453)
Interest income	4	39	200
Interest expense	(2,443)	(640)	(389)
Impairment (increase) decrease in fair value of investments	—	1,636	(997)
Other income, net	1,276	844	1,069
Income (loss) before income taxes and discontinued operations	3,127	(3,693)	(13,570)
Provision (benefit) for income taxes	544	(3,081)	492
Income (loss) from continuing operations	2,583	(612)	(14,062)
Income (loss) from discontinued operations, net of income taxes	382	(2,281)	(12,356)
NET INCOME (LOSS)	$ 2,965	$ (2,893)	$ (26,418)
Income (loss) per share from continuing operations:			
Basic	$ 0.09	$ (0.02)	$ (0.50)
Assuming dilution	$ 0.09	$ (0.02)	$ (0.50)
Income (loss) per share from discontinued operations:			
Basic	$ 0.01	$ (0.08)	$ (0.44)
Assuming dilution	$ 0.01	$ (0.08)	$ (0.44)
Net income (loss) per share:			
Basic	$ 0.10	$ (0.10)	$ (0.94)
Assuming dilution	$ 0.10	$ (0.10)	$ (0.94)
Weighted-average shares outstanding:			
Basic	28,237	28,129	28,084
Assuming dilution	28,297	28,129	28,084

The accompanying notes are an integral part of these consolidated financial statements.

Luby's, Inc.

Consolidated Statements of Shareholders' Equity

(In thousands)

	Common Stock						
	Issued		Treasury		Paid-In Capital	Retained Earnings	Total Shareholders' Equity
	Shares	Amount	Shares	Amount			
Balance at August 27, 2008	28,439	$9,101	(500)	$(4,775)	$20,405	$163,218	$187,949
Net loss for the year	—	—	—	—	—	(26,418)	(26,418)
Common stock issued under nonemployee director benefit plans	41	13	—	—	250	—	263
Share-based compensation expense	14	4	—	—	1,334	—	1,338
Balance at August 26, 2009	28,494	9,118	(500)	(4,775)	21,989	136,800	163,132
Net loss for the year	—	—	—	—	—	(2,893)	(2,893)
Common stock issued under nonemployee director benefit plans	51	16	—	—	242	—	258
Reduction in excess tax benefits from stock options	—	—	—	—	(90)	—	(90)
Share-based compensation expense	19	6	—	—	948	—	954
Balance at August 25, 2010	28,564	9,140	(500)	(4,775)	23,089	133,907	161,361
Net income for the year	—	—	—	—	—	2,965	2,965
Common stock issued under nonemployee director benefit plans	2	1	—	—	3	—	4
Common stock issued under employee benefit plans	5	2	—	—	21	—	23
Reduction in excess tax benefits from stock options	—	—	—	—	(71)	—	(71)
Share-based compensation expense	80	25	—	—	730	—	755
Balance at August 31, 2011	28,651	$9,168	(500)	$(4,775)	$23,772	$136,872	$165,037

The accompanying notes are an integral part of these consolidated financial statements.

Luby's, Inc.

Consolidated Statements of Cash Flows

	Year Ended		
	August 31, 2011	August 25, 2010	August 26, 2009
	(In thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ 2,965	$ (2,893)	$(26,418)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Provision for asset impairments, net of gains/losses on property sales	(3,317)	(1,864)	18,996
Depreciation and amortization	17,278	15,488	18,918
(Gain) impairment of investments	—	(1,636)	997
Amortization of debt issuance cost	893	328	160
Non-cash compensation expense	27	258	263
Share-based compensation expense	755	954	1,338
Reduction tax benefits from stock options	71	90	—
Gain on acquisition	(137)	—	—
Deferred tax expense (benefit)	1,007	(4,672)	(6,346)
Cash provided by operating activities before changes in operating asset and liabilities	19,542	6,053	7,908
Changes in operating assets and liabilities:			
(Increase) decrease in trade accounts and other receivables, net	(2,224)	(135)	1,889
(Increase) decrease in food and supply inventories	(1,094)	411	17
(Increase) decrease in prepaid expenses and other assets	(952)	(476)	862
Increase (decrease) in accounts payable, accrued expenses and other liabilities	1,181	3,444	(5,916)
Net cash provided by operating activities	16,453	9,297	4,760
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from redemption or maturity of long-term investments	—	8,539	625
Acquisition of Fuddruckers	(600)	(63,064)	—
Proceeds from disposal of assets, insurance proceeds and property held for sale	14,672	9,393	3,307
Purchases of property and equipment	(11,038)	(3,580)	(12,348)
Net cash provided by (used in) investing activities	3,034	(48,712)	(8,416)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Credit facility borrowings	86,650	122,100	24,800
Credit facility repayments	(106,650)	(80,600)	(24,800)
Debt issuance costs	(562)	(667)	(28)
Proceeds received on the exercise of employee stock options	27	—	—
Net cash (used in) provided by financing activities	(20,535)	40,833	(28)
Net (decrease) increase in cash and cash equivalents	(1,048)	1,418	(3,684)
Cash and cash equivalents at beginning of year	2,300	882	4,566
Cash and cash equivalents at end of year	$ 1,252	$ 2,300	$ 882

The accompanying notes are an integral part of these consolidated financial statements.

Luby's, Inc.
Notes to Consolidated Financial Statements
Fiscal Years 2011, 2010 and 2009

Note 1. Nature of Operations and Significant Accounting Policies

Nature of Operations

Luby's, Inc. is based in Houston, Texas. As of August 31, 2011, the Company owned and operated 156 restaurants, with 114 in Texas and the remainder in other states. In addition, the Company received royalties from 122 franchises as of August 31, 2011 located primarily throughout the United States, The Company's owned and franchised restaurant locations are convenient to shopping and business developments as well as to residential areas. Accordingly, the restaurants appeal primarily to shoppers, travelers, store and office personnel at lunch and to families at dinner. Culinary Contract Services consists of contract arrangements to manage food services for clients operating in primarily three lines of business: health care, higher education and corporate dining.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Luby's, Inc. and its wholly owned subsidiaries. Luby's, Inc. was restructured into a holding company on February 1, 1997, at which time all of the operating assets were transferred to Luby's Restaurants Limited Partnership, a Texas limited partnership consisting of two wholly owned, indirect corporate subsidiaries of the Company. On July 9, 2010, Luby's Restaurants Limited Partnership was converted into Luby's Fuddruckers Restaurants, LLC, a Texas limited liability company ("LFR"). Unless the context indicates otherwise, the word "Company" as used herein includes Luby's, Inc., LFR and the consolidated subsidiaries of Luby's, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

Reportable Segments

Each restaurant is an operating segment because operating results and cash flow can be determined for each restaurant which is regularly reviewed by the chief operating decision maker. The Company has three reportable segments: Company-owned restaurants, franchise operations and Culinary Contract Services ("CCS"). Company-owned restaurants are aggregated into one reportable segment because the nature of the products and services, the production processes, the customers, the methods used to distribute the products and services and the nature of the regulatory environment are alike. Revenues and expenses for Company-owned restaurants are separately presented in the income statement. Revenues and expenses for CCS are presented separately on the income statements; however, related assets and liabilities are not material and therefore not presented separately on the balance sheet or disclosed in the footnotes. Revenue related to franchised Fuddruckers restaurants are presented separately on the income statement, but expenses, assets and liabilities are not material and therefore are not presented separately on the balance sheet or disclosed in the footnotes.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments such as money market funds that have a maturity of three months or less. All of the Company's bank account balances are insured by the Federal Deposit Insurance Corporation. However, balances in money market fund accounts are not insured. Amounts in transit from credit card companies are also considered cash equivalents because they are both short-term and highly liquid in nature and are typically converted to cash within three days of the sales transaction.

Trade Accounts and Other Receivables, net

Receivables consist principally of amounts due from franchises, culinary contract service clients, catering customers and restaurant food sales to corporations. Receivables are recorded at the invoiced amount. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the

Company's existing accounts receivable. The Company determines the allowance based on historical loss experience for contract service clients, catering customers and restaurant sales to corporation. The Company determines the allowance for CCS receivables and franchise royalty and marketing and advertising receivables based on the franchisees' and CCS clients' unsecured default status. The Company periodically reviews its allowance for doubtful accounts. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Investments

Investments include available-for-sale securities and are reported at fair value. Securities available-for-sale consist of auction rate securities. Declines in fair value of available-for-sale securities are analyzed to determine if the decline is temporary or "other-than-temporary." Temporary unrealized gains and losses on available-for-sale securities are excluded from earnings and reported in shareholders' equity. Other–than-temporary declines reduce earnings. Any increases in other-than-temporary declines in fair value will not be recognized until the securities are sold.

Inventories

Food and supply inventories are stated at the lower of cost (first-in, first-out) or market.

Property Held for Sale

The Company periodically reviews long-lived assets against its plans to retain or ultimately dispose of properties. If the Company decides to dispose of a property, it will be moved to property held for sale and actively marketed. Property held for sale is recorded at amounts not in excess of what management currently expects to receive upon sale, less costs of disposal. The Company analyzes market conditions each reporting period and record additional impairments due to declines in market values of like assets. The fair value of the property is determined by observable inputs such as appraisals and prices of comparable properties in active markets for assets like the Company's. Gains are not recognized until the properties are sold.

Impairment of Long-Lived Assets

Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount. The Company evaluates impairments on a restaurant-by-restaurant basis and uses cash flow results and other market conditions as indicators of impairment.

Debt Issuance Costs

Debt issuance costs include costs incurred in connection with the arrangement of long-term financing agreements. These costs are amortized using the effective interest method over the respective term of the debt to which they specifically relate.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, trade accounts and other receivables, accounts payable and accrued expenses approximates fair value based on the short-term nature of these accounts. The carrying value of credit facility debt also approximates fair value based on its recent renewal.

Self-Insurance Accrued Expenses

The Company self-insures a significant portion of expected losses under its workers' compensation, work injury and general liability programs. Accrued liabilities have been recorded based on estimates of the ultimate costs to settle incurred claims, both reported and not yet reported. These recorded estimated liabilities are based on judgments and independent actuarial estimates, which include the use of claim development factors based on loss history; economic conditions; the frequency or severity of claims and claim development patterns; and claim reserve management settlement practices.

Revenue Recognition

Revenue from restaurant sales is recognized when food and beverage products are sold. Unearned revenues are recorded as a liability for dining cards that have been sold but not yet redeemed and are recorded at their expected redemption value. When dining cards are redeemed, revenue is recognized and unearned revenue is reduced.

Revenue from culinary contract services is recognized when services are provided and reimbursable costs are incurred within contractual terms.

Revenue from franchise royalties is recognized each fiscal period based on contractual royalty rates applied to the franchise's restaurant sales each fiscal period. Start up fees paid by franchisees prior to the restaurant's opening are deferred until the obligations to the franchisee have been satisfied, generally when the restaurant opens.

Cost of Culinary Contract Services

The cost of culinary contract services includes all food, payroll and related costs, and other operating expenses related to culinary contract service sales. All general and administrative expenses, depreciation and amortization, property disposal, asset impairment costs associated with culinary contract services are reported within those respective lines as applicable.

Advertising Expenses

Advertising costs are expensed as incurred. Total advertising expense included in other operating expenses was $2.0 million, $3.1 million and $4.2 million in fiscal years 2011, 2010 and 2009, respectively.

Depreciation and Amortization

Property and equipment are recorded at cost. The Company depreciates the cost of equipment over its estimated useful life using the straight-line method. Leasehold improvements are amortized over the lesser of their estimated useful lives or the related lease terms. Depreciation of buildings is provided on a straight-line basis over the estimated useful lives.

Opening Costs

Opening costs are expenditures related to the opening of new restaurants through its opening periods, other than those for capital assets. Such costs are charged to expense when incurred.

Operating Leases

The Company leases restaurant and administrative facilities and administrative equipment under operating leases. Building lease agreements generally include rent holidays, rent escalation clauses and contingent rent provisions for a percentage of sales in excess of specified levels. Contingent rental expenses are recognized prior to the achievement of a specified target, provided that the achievement of the target is considered probable. Most of the Company's lease agreements include renewal periods at the Company's option. The Company recognizes rent holiday periods and scheduled rent increases on a straight-line basis over the lease term beginning with the date the Company takes possession of the leased space.

Income Taxes

The estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in the accompanying consolidated balance sheets, as well as operating loss and tax credit carrybacks and carryforwards are recorded. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities (temporary differences) and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not a portion or all of the deferred tax asset will not be recognized.

Management makes judgments regarding the interpretation of tax laws that might be challenged upon an audit and cause changes to previous estimates of tax liability. In addition, the Company operates within multiple taxing jurisdictions and is subject to audit in these jurisdictions as well as by the Internal Revenue Service ("IRS"). In management's opinion, adequate provisions for income taxes have been made for all open tax years. The potential outcomes of examinations are regularly assessed in determining the adequacy of the provision for income taxes and income tax liabilities. Management believes that adequate provisions have been made for reasonably possible outcomes related to uncertain tax matters.

Sales Taxes

GAAP provides that a company may adopt a policy of presenting taxes either gross within revenue or on a net basis. The Company presents these taxes on a net basis (excluded from revenue).

Discontinued Operations

Restaurants included in a store closure plan are considered discontinued operations at the time the plan is approved. Operating and non-operating results of these locations are then classified and reported as discontinued operations of all periods presented. In October 2009 the Company adopted a Cash Flow Improvement and Capital Redeployment Plan ("the Plan"), which included closing 24 stores.

Share-Based Compensation

Share-based compensation expense is estimated for equity awards at fair value at the grant date. The Company determines fair value of restricted stock awards based on the average of the high and low price of its common stock on the date awarded by the Board of Directors. The Company determines the fair value of stock option awards using a Black-Sholes option pricing model. The Black-Sholes option pricing model requires various highly judgmental assumptions including the expected dividend yield, stock price volatility and life of the award. If any of the assumptions used in the model change significantly, share-based compensation expense may differ materially in the future, from that recorded in the current period. For further discussion, see Note 15, "Share-Based Compensation," below.

Earnings Per Share

Basic income per share is computed by dividing net income by the weighted-average number of shares outstanding, including restricted stock units, during each period presented. For the calculation of diluted net income per share, the basic weighted average number of shares is increased by the dilutive effect of stock options, determined using the treasury stock method.

Accounting Periods

The Company's fiscal year ends on the last Wednesday in August. Accordingly, each fiscal year normally consists of 13 four-week periods, or accounting periods, accounting for 364 days in the aggregate. However, every fifth or sixth year, we have a fiscal year that consists of 53 weeks, accounting for 371 days in the aggregate; fiscal year 2011 was such a year. Each of the first three quarters of each fiscal year consists of three four-week periods, while the fourth quarter normally consists of four four-week periods. However, the fourth quarter of fiscal year 2011, as a result of the additional week, consisted of three four-week periods and one five-week period, accounting for 17 weeks, or 119 days, in the aggregate. Fiscal years 2010 and 2009 both contained 52 weeks. Comparability between quarters may be affected by the varying lengths of the quarters, as well as the seasonality associated with the restaurant business.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from these estimates.

Subsequent Events

Events subsequent to the Company's fiscal year ended August 31, 2011 through the date of issuance of the financial statements are evaluated to determine if the nature and significance of the event warrants inclusion in the Company's annual report.

Recently Adopted Accounting Pronouncements

In December 2009, the Financial Accounting Standards Board ("FASB") issued ASU 2009-17, "*Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities*," which codifies SFAS No. 167, "Amendments to FASB Interpretation No. 46(R)." ASU 2009-17 eliminates exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. ASU 2009-17 changes how a company determines when an entity that is insufficiently capitalized or is not controlled through voting or similar rights should be consolidated and also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity's status as a variable interest entity, a company's power over a variable interest entity, or a company's obligation to absorb losses or its right to receive benefits of an entity must be disregarded. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity's purposes and design and a company's ability to direct the activities of the entity that most significantly impacts the entity's economic performance. ASU 2009-17 is effective for the Company's 2011 fiscal year, and its implementation had no material affect on the Company's consolidated financial statements.

In September 2011, the FASB issued ASU 2011-08, *Intangibles—Goodwill and Other (Topic 350)* which provides guidance on financial accounting and reporting related to goodwill and other intangibles, other than the accounting at acquisition for goodwill and other intangibles acquired in a business combination or an acquisition by a not-for-profit. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. However, the Company early adopted the guidance for fiscal year 2011 and implementation did not have a material impact on its consolidated financial statements.

In January 2010, the FASB issued ASU 2010-06, *Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements*. This guidance amends the disclosure requirements related to recurring and nonrecurring fair value measurements and requires new disclosures on the transfers of assets and liabilities between Level 1 (quoted prices in active market for identical assets or liabilities) and Level 2 (significant other observable inputs) of the fair value measurement hierarchy, including the reasons and the timing of the transfers. Additionally, the guidance requires a roll forward of activities on purchases, sales, issuance and settlements of the assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements). The guidance became effective for the Company's 2011 fiscal year, and its implementation had no material affect on the Company's consolidated financial statements.

In July 2010, the FASB issued ASU 2010-20, *Receivables (Topic 310)*, which provides guidance to enhance disclosures about the credit quality of a creditor's financing receivables and the adequacy of its allowance for credit loses. The guidance became effective for fiscal year 2011 and its implementations had no material affect on the Company's consolidated financial statements or footnotes.

Note 2. Acquisitions

Luby's, Inc., through its subsidiary, LFR, purchased substantially all of the assets of Fuddruckers, Inc., Magic Brands, LLC and certain of their affiliates (collectively, "Fuddruckers") on July 26, 2010 for $63.1 million in cash. LFR assumed $4.3 million of Fuddruckers' obligations, real estate leases and contracts. The Company funded the purchase with cash and an expansion of its credit facility.

The Company believes the acquisition of substantially all of the assets of Fuddruckers will produce significant benefits. The acquisition is expected to increase the Company's market presence and opportunities for growth in sales, earnings and shareholder returns. The acquired franchised business model is expected to generate more stable revenue and reduce volatility of cash flow over time. The acquisition provides a complementary growth vehicle in the casual segment of the restaurant industry. The Company believes these factors support the amount of goodwill recorded as a result of the purchase price paid for Fuddruckers' intangible and tangible assets, net of liabilities assumed. The total amount of goodwill recorded is expected to be deductible for income tax purposes.

The Company has accounted for the Fuddruckers' acquisition using the acquisition method and accordingly the results of operations related to this acquisition have been included in the consolidated results of the Company since the acquisition date. The Company incurred $1.2 million in acquisition costs which were expensed as incurred and classified as general and administrative expenses on the consolidated statements of earnings.

The allocation of the purchase price for the acquisition required extensive use of accounting estimates and judgments to allocate the purchase price to tangible and intangible assets acquired and liabilities assumed based on respective fair values. The purchase price for the Company's acquisition of substantially all of the assets of Fuddruckers and the assumption of certain liabilities is based on estimates of fair values at the acquisition date. Such valuations require significant estimates and assumptions. The Company believes the fair values assigned to the assets acquired and liabilities assumed are based on reasonable assumptions.

The following table summarizes the estimated fair values of net assets acquired and liabilities assumed, in thousands:

Property and equipment	$35,522
Trade name	13,300
Franchise agreements	16,100
Accounts receivable	599
Inventories	477
Cash and cash equivalents	130
Other current assets	163
Other intangible assets	50
Goodwill	195
Favorable leases	780
Unfavorable lease liability	(2,900)
Unredeemed gift card liability	(640)
Personal property and real estate tax liability	(712)
Net cash paid for acquisition	$63,064

The trade name primarily relates to Fuddruckers, which the Company believes has an expected life of 21 years based on the expected use of its assets and the restaurant environment in which it is being used and will be amortized. The trade name represents a respected brand with positive customer loyalty; the Company intends to cultivate and protect the use of the trade name. The franchise agreements, after considering renewal periods, have an estimated accounting life of 21 years and will be amortized over this period of time. The Company recorded $1.4 million of amortization expense in fiscal year 2011 and $0.1 million in fiscal year 2010, which is classified as depreciation and amortization expense in the accompanying consolidated statement of operations. Because the value of these assets will be amortized using the straight-line method over 21 years, the annual amortization will be $1.4 million in future years.

A portion of the acquired lease portfolio contained favorable and unfavorable leases. Acquired lease terms were compared to current market lease terms to determine if the acquired leases were below or above the current rates tenants would pay for similar leases. The favorable leases assets totaled $0.6 million and $0.8 million at August 31, 2011 and August 25, 2010, respectively, and are recorded in other assets and, after considering renewal periods, have an estimated weighted average life of approximately 5.2 years at August 31, 2011. The unfavorable leases totaled $2.3 million and $2.9 million at August 31, 2011 and August 25, 2010, respectively, and are recorded in other liabilities and, after considering renewal periods, have an estimated weighted average life of approximately 6.4 years at August 31, 2011. The favorable and unfavorable leases are amortized to rent expense on a straight line basis over the lives of the related leases.

The following table shows the prospective amortization of the favorable lease assets and unfavorable lease liabilities:

	Fiscal Year Ended				
	August 31, 2011	August 29, 2012	August 28, 2013	August 27, 2014	August 26, 2015
			(In thousands)		
Favorable	$130	$130	$130	$130	$130
Unfavorable	$570	$448	$380	$380	$228

The Company also recorded an intangible asset for goodwill in the amount of $0.2 million. Goodwill is considered to have an indefinite useful life and is not amortized but is tested for impairment at least annually. Goodwill was $0.2 million as of August 31, 2011 and August 25, 2010.

The following unaudited pro forma information assumes the Fuddruckers acquisition occurred as of the beginning of the fiscal year ended August 26, 2009. The unaudited pro forma data is presented for informational purposes only and does not purport to be indicative of the results of future operations of the Company or of the results that would have actually been attained had the acquisition taken place at the beginning of the fiscal year ended August 26, 2009.

	Fiscal Year Ended	
	August 25, 2010	August 26, 2009
	(364 days) (Unaudited)	*(364 days) (Unaudited)*
	(In thousands)	
Pro forma total sales	$325,048	$340,072
Pro forma income (loss) from continuing operations	2,467	(7,681)
Pro forma net income (loss)	11	(20,256)
Pro forma income (loss) from continuing operations per share		
Basic	0.09	(0.27)
Diluted	0.09	(0.27)
Pro forma net income (loss) per share		
Basic	—	(0.72)
Diluted	—	(0.72)

Luby's, Inc., through its subsidiary Fuddruckers Tulsa, LLC, purchased substantially all of the assets associated with one franchised location on June 30, 2011 for approximately $0.6 million. The following table summarizes the estimated fair value of net assets acquired and liabilities assumed, in thousands:

	Fiscal Year Ended August 31, 2011
	(In thousands)
Property and equipment	$ 740
Reacquired franchise agreement	200
Unfavorable lease liability	(220)
Gain on purchase	(120)
Net cash paid for acquisition	$ 600

The Company believes the acquisition of this location does not have a material affect on the consolidated financial statements. The Company accounted for this acquisition using the acquisition method. The allocation of the purchase price for the acquisition required extensive use of accounting estimates. The Company's fair value estimates for the purchase price allocation may change during the allowable period, which is up to one year from the acquisition date, if additional information becomes available.

Note 3. Fair Value Measurement

GAAP establishes a framework for using fair value to measure assets and liabilities, and expands disclosure about fair value measurements. Fair value measurements guidance applies whenever other statements require or permit asset or liabilities to be measured at fair value.

GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used to measure fair value. These tiers include:

- Level 1: Defined as observable inputs such as quoted prices in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2: Defined as pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures.
- Level 3: Defined as pricing inputs that are unobservable from objective sources. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value.

The assets measured at fair value on a recurring basis were as follows:

	Fair Value Measurement Using		
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In thousands)		
Auction rate securities investments:			
Balance at August 26, 2009	$—	$—	$ 6,903
Purchase of long-term investments		—	—
Sale of long-term investments	—	—	(8,489)
Calls or redemptions at par value as scheduled by issuer	—	—	(50)
Total unrealized gains or losses recorded in other comprehensive income on the balance sheet	—	—	—
Total gains or losses (realized and unrealized):			
Included in net income (loss)	—	—	1,636
Balance at August 25, 2010	$—	$—	$ —

Non-recurring fair value measurements related to impaired property and equipment consisted of the following:

	Year Ended August 31, 2011	Fair Value Measurement Using			Total Impairments
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	
		(In thousands)			
Long-lived assets held for future use	$1,900	$—	$—	$1,900	$ (84)
Long-lived assets related to discontinued operations	$4,819	$—	$—	$4,819	(618)
					$(702)

	Year Ended August 25, 2010	Fair Value Measurement Using			Total Impairments
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	
		(In thousands)			
Long-lived assets held for sale	$ 600	$—	$—	$ 600	$(282)
Long-lived assets related to discontinued operations	$2,881	$—	$—	$2,881	(369)
					$(651)

Note 4. Investments

As a result of the "other-than-temporary" decline in the fair value of the Company's auction rate securities investments, the Company recorded a realized holding loss of approximately $1.0 million during the fiscal year ended August 26, 2009 and realized a $1.6 million gain during the fiscal year ended August 25, 2010 as a result of the Company's sale of these securities at par value. The recovery of previous recognized losses, in the amount of $2.1 million, was recognized when the sale of the securities was settled in the quarter ended August 25, 2010.

The continued illiquidity in the auction rate market affected the fair market value of the Company's auction rate securities because the auctions continued to fail. Therefore, in the absence of an active market, the Company estimated the fair value of these investments using price submissions from financial consultants specializing in valuing these types of securities. These valuations considered, among other things, the collateralization underlying the security, the creditworthiness of the counterparty, the timing of the expected future cash flows, the interest rate of the Company's investments compared to similar investments, the current illiquidity of the investments, and the estimated next successful auction of the security.

Investments included available-for-sale securities which were reported at fair value with unrealized gains and losses excluded from earnings and reported in shareholders' equity unless such losses are considered "other-than-temporary". The Company recorded $8.7 million, par value ($6.9 million, fair value), as of August 26, 2009 in auction rate municipal bonds as long-term investments. Adjustments to fair value were recorded in fiscal years 2009 and 2010 based on the continued illiquidity of the auction rate securities market and a valuation of the securities.

The auction rate securities market, which directly affects the Company, continued to be inactive and auctions continued to fail. Therefore, the Company estimated the fair value of its auction rate securities using pricing valuation models and methodologies from financial consultants specializing in the securities. Based on these valuation models and methodologies and the possible long-term illiquidity of the markets, the Company has recognized "other-than-temporary" impairments. See Note 3, "Fair Value Measurement."

The auction rate municipal securities are long-term debt obligations that are secured by certain revenue streams (airport, sewer, hospital, etc.). These auction rate securities have insurance policies guaranteeing each of the bonds payment of principal and accrued interest, as scheduled, if the issuer is unable to service the debt and have been issued ratings ranging from A2 – Aaa (Moody's) and AA – AAA (Standard and Poor's). The bonds have experienced this disparity in credit ratings because of the insurance company's revised credit ratings issued by Moody's and Standard and Poor's. At each of the resets between February 12, 2008 through the dates held, the Company received all accrued interest due.

In October 2008, the Company had sought relief from the illiquid investments by filing for arbitration against its broker with Financial Industry Regulatory Authority (FINRA) Dispute Resolution, Inc. and submitting a statement of claim for the par value of the auction rate securities. The arbitration hearing took place in April 2010, and a final award was announced on May 21, 2010 in favor of the Company whereby the broker was ordered to purchase the auction rate securities at par value. In June 2010, the Company received $7.1 million from the sale of the securities to the broker at par including interest.

In fiscal year 2009, the Company received par value of $625,000 plus accrued interest on the bonds upon scheduled principal redemptions. In fiscal year ended August 25, 2010, the Company sold one auction rate municipal bond with a par value of $1.6 million ($1.3 million book value) at a 12% discount and received $1.4 million including accrued interest; received par value of $50,000 plus accrued interest from a scheduled principal redemption; and received $7.1 million from the sale of the securities to the broker for a total return of par value to the Company of $8.5 million.

Note 5. Hurricane Ike

Hurricane Ike struck southeast Texas in September 2008 causing massive power outages and inflicting wide-spread damage in the greater Houston area. Over 40 Luby's locations in the Houston area were closed over varying lengths of time due to the storm. Restaurant sales were negatively impacted by approximately 273 days in the aggregate when some locations were unable to open due to storm damage or loss of power. The Company incurred approximately $1.5 million in lost sales from these store closures. During the fiscal year ended August 26, 2009, the Company incurred direct costs of $1.5 million for damages, auxiliary power, food loss and other miscellaneous costs. The Company received insurance proceeds of approximately $1.1 million related to property damage claims arising due to the hurricane of which $0.6 million recognized in fiscal year 2009 and $0.5 million recognized in fiscal year 2010 as a reduction in other operating expenses.

Note 6. Trade Receivables and Other

Trade and other receivables, net, consist of the following:

	August 31, 2011	August 25, 2010
	(In thousands)	
Trade and other receivables	$3,859	$1,224
Franchise royalties and marketing and advertising receivables	872	708
Trade receivables, unbilled	—	495
Allowance for doubtful accounts	(302)	(214)
Total, net	$4,429	$2,213

The Company does not have a concentration of credit risk in total trade and other receivables, net. Culinary contract services receivable balance at August 31, 2011 was $2.2 million, primarily the result of six contracts with balances of $0.5 million to $0.1 million per contract entity. Contract payment terms for its culinary contract service customers' receivables are due within 30 to 45 days. All other culinary contract services customers were within their payment terms at August 31, 2011.

The Company, as a result of its acquisition of substantially all of the assets of Fuddruckers, recorded receivables related to Franchise royalty and marketing and advertising payments from the franchises, as required by their franchise agreements. Franchise royalty and marketing and advertising fund receivables balance at August 31, 2011 was $0.8 million. At August 31, 2011, the Company had 122 operating franchise restaurants with no concentration of accounts receivable.

The change in allowances for doubtful accounts for each of the years in the three-year periods ended as of the dates below is as follows:

	Year Ended		
	August 31, 2011	August 25, 2010	August 26, 2009
		(In thousands)	
Beginning balance	$ 214	$209	$ 71
Provisions for doubtful accounts	298	34	142
Write-offs	(210)	(29)	(4)
Ending balance	$ 302	$214	$209

Note 7. Income Taxes

The following table details the categories of total income tax assets and liabilities for both continuing and discontinued operations resulting from the cumulative tax effects of temporary differences:

	August 31, 2011	August 25, 2010
	(In thousands)	
Deferred income tax assets:		
Workers' compensation, employee injury, and general liability claims	$ 11	$ 245
Deferred compensation	396	291
Net operating losses	4,978	5,900
General business credits and AMT credit	5,695	4,191
Depreciation, amortization and impairments	—	1,111
Straight-line rent, dining cards, accruals, and other	2,446	2,747
Subtotal	13,526	14,485
Valuation allowance	(2,639)	(3,118)
Total deferred income tax assets	10,887	11,367
Deferred income tax liabilities:		
Depreciation, amortization and impairments	135	—
Property taxes and other	1,101	709
Total deferred income tax liabilities	1,236	709
Net deferred income tax asset	$ 9,651	$10,658

An analysis of the provision for income taxes for continuing operations is as follows:

	August 31, 2011	August 25, 2010	August 26, 2009
		(In thousands)	
Current federal income tax expense	$536	$ 488	$447
Current foreign income tax expense	79	—	—
Deferred income tax expense (benefit)	(71)	(3,569)	45
Total income tax expense (benefit)	$544	$(3,081)	$492

Relative only to continuing operations, the reconciliation of the expense (benefit) for income taxes to the expected income tax expense (benefit), computed using the statutory tax rate, was as follows:

	Year Ended					
	August 31, 2011		August 25, 2010		August 26, 2009	
	Amount	%	Amount	%	Amount	%
	(In thousands and as a percent of pretax income from continuing operations)					
Income tax expense (benefit) from continuing operations at the federal rate	$1,063	34.0%	$(1,256)	(34.0)%	$(4,614)	(34.0)%
Permanent and other differences:						
Federal jobs tax credits (wage deductions)	332	10.6	298	8.1	285	2.1
Other permanent differences	211	6.7	351	9.5	287	2.1
State income tax, net of federal benefit	349	11.2	270	7.3	301	2.2
General Business Tax Credits	(977)	(31.2)	(878)	(23.8)	(838)	(6.1)
Stock option exercise and restricted stock	—	—	—	—	—	—
Reversal of contingent liability	—	—	—	—	—	—
IRS Audit refund from fiscal years 1997 and 2000	—	—	—	—	—	—
Other	44	1.4	94	2.5	(7)	(0.1)
Change in valuation allowance	(478)	(15.3)	(1,960)	(53.1)	5,078	37.4
Income tax expense (benefit) from continuing operations	$ 544	17.4%	$(3,081)	(83.4)%	$ 492	3.6%

For the fiscal year ended August 31, 2011, including both continuing and discontinued operations, the Company generated a federal tax net operating loss ("NOL") of approximately $0.8 million. The NOL can be carried forward up to twenty years to reduce taxable income in the future. The NOL carryover will expire at the end of fiscal year 2031 if it is not utilized by then. The Company was not able to currently benefit from the use of available general business tax credits. The unused general business tax credits of approximately $5.6 million can be carried over twenty years for possible utilization in the future. The carryover of the general business tax credits began in fiscal year 2002 and will begin to expire at the end of fiscal year 2022 through the end of fiscal year 2031, if not utilized by then.

For the fiscal year ended August 25, 2010, including both continuing and discontinued operations, the Company generated an NOL of approximately $3.6 million. The NOL can be carried forward up to twenty years to reduce taxable income in the future. The NOL carryover will expire at the end of fiscal year 2030 if it is not utilized by then. The Company was not able to currently benefit from the use of available general business tax credits. The unused general business tax credits of approximately $4.6 million can be carried over twenty years for possible utilization in the future. The carryover of the general business tax credits began in fiscal year 2002 and will begin to expire at the end of fiscal year 2022 through the end of fiscal year 2030, if not utilized by then.

For the fiscal year ended August 26, 2009, including both continuing and discontinued operations, the Company generated an NOL, for which the unused NOL carryover of approximately $10.3 million can be carried forward up to twenty years to reduce taxable income in the future. The NOL carryover will expire at the end of fiscal year 2029 if it is not utilized by then. The Company was not able to currently benefit from the use of available general business tax credits. The unused general business tax credits of approximately $3.0 million can be carried over twenty years for possible utilization in the future. The carryover of the general business tax credits began in fiscal year 2002 and will begin to expire at the end of fiscal year 2022 through the end of fiscal year 2029, if not utilized by then.

The IRS has periodically reviewed the Company's federal income tax returns. The IRS concluded a review of the federal income tax return for fiscal year 2008 on March 12, 2011. The IRS made no changes to the return. Management has recently been notified that the State of Texas is planning to audit the franchise tax filings for report years 2008 through 2011 based on accounting years 2007 through 2010. The details and the scope of the planned audit are not known at this time. There are no other examinations of income or franchise tax filings currently scheduled or underway.

In fiscal year 2009, the Company operated in five states and was subject to state and local income taxes in addition to federal income taxes. With the acquisition of Fuddruckers restaurants at the end of fiscal year 2010, the Company has income tax filing requirements in additional states.

The Company had deferred tax assets at August 31, 2011 of approximately $13.5 million, the most significant of which include the Company's NOL and general business tax credits carryovers to future years of approximately $10.6 million combined. Management has evaluated both positive and negative evidence, including its forecasts of the Company's future operational performance and taxable income, adjusted by varying probability factors, in making a determination as to whether it is more likely than not that all or some portion of the deferred tax assets will be realized. Based on its analysis, management concluded a valuation allowance of approximately $2.6 million, $3.1 million and $5.1 million was necessary as of the end of fiscal years 2011, 2010 and 2009, respectively. The valuation allowance amounts as of fiscal year 2009 and 2010 partially offset the Company's NOL carryovers to future years and the Company's carryover of general business tax credits. The valuation allowance as of fiscal year 2011 partially offset only the Company's carryover of general business tax credits since a valuation allowance on the Company's NOL carryovers is no longer necessary, as these assets are more likely than not to be fully realized. Considering continuing operational performance and forecasted taxable income projections, management anticipates the NOL carryovers as of fiscal year ended 2011 to be realized within five years. The partial reversals of the valuation allowance amounts in fiscal years 2010 and 2011 were based upon continued improvement in current and projected operational performance and the ability to utilize NOL amounts through carryforwards. This positive and negative evidence was weighed, and in each year, an increasing portion of the Company's NOL and general business tax credits were determined to be realizable, on a more likely than not basis, with a valuation allowance provided for these amounts. The reductions of the valuation allowance in fiscal years 2010 and 2011 are reported as part of the income tax expense (or benefit) included in Income/(loss) from continuing operations for the year.

Two of the most significant items included in deferred tax assets are NOL carryovers and general business tax credits. Both of these items may be carried over up to twenty years for possible utilization in the future. NOL amounts carried over beginning in fiscal year 2008 and will begin to expire at the end of fiscal year 2028 through fiscal year 2031, if not utilized by then. The carryover of general business tax credits and other credits were also impacted by the amended federal returns, and subsequent to these filings, general business tax credit amounts carryover beginning in fiscal year 2002 and will begin to expire at the end of fiscal year 2022 through 2031, if not utilized by then.

The following table is a reconciliation of the total amounts of unrecognized tax benefits at the beginning and end of fiscal years 2009, 2010 and 2011 (in thousands):

Balance at August 27, 2008	$ 75
Increase (decrease) based on prior year tax positions	—
Interest Expense	3
Balance at August 26, 2009	78
Increase (decrease) based on prior year tax positions	—
Interest Expense	4
Balance as of August 25, 2010	82
Increase (decrease) based on prior year tax positions	—
Interest Expense	1
Balance as of August 31, 2011	$ 83

The unrecognized tax benefits would favorably affect the Company's effective tax rate in future periods if they are recognized. The estimate of interest and penalties associated with unrecognized benefits is immaterial for fiscal years 2011, 2010, and 2009. The Company has not included interest or penalties related to income tax matters as part of income tax expense (or benefit).

Management believes that adequate provisions for income taxes have been reflected in the financial statements and is not aware of any significant exposure items that have not been reflected in the financial statements. Amounts considered probable of settlement within one year have been included in the accrued expenses and other liabilities in the accompanying consolidated balance sheet.

Note 8. Property and Equipment

The cost, net of impairments, and accumulated depreciation of property and equipment at August 31, 2011 and August 25, 2010, together with the related estimated useful lives used in computing depreciation and amortization, were as follows:

	August 31, 2011	August 25, 2010	Estimated Useful Lives
	(In thousands)		
Land	$ 56,487	$ 55,468	—
Restaurant equipment and furnishings	105,263	100,118	3 to 15 years
Buildings	162,327	164,421	20 to 33 years
Leasehold and leasehold improvements	31,026	27,516	Lesser of lease term or estimated useful life
Office furniture and equipment	6,823	6,322	3 to 10 years
Construction in progress	336	336	—
	362,262	354,181	
Less accumulated depreciation and amortization	(195,299)	(182,141)	
Property and equipment, net	$ 166,963	$ 172,040	

Note 9. Current Accrued Expenses and Other Liabilities

The following table sets forth current accrued expenses and other liabilities as of August 31, 2011 and August 25, 2010:

	August 31, 2011	August 25, 2010
	(In thousands)	
Salaries, compensated absences, incentives, and bonuses	$ 3,682	$ 5,159
Operating expenses	1,051	1,011
Unredeemed gift cards and certificates	3,318	3,276
Taxes, other than income	6,598	4,597
Accrued claims and insurance	881	1,171
Income taxes, legal and other	3,057	3,833
Total	$18,587	$19,047

Note 10. Other Long-Term Liabilities

The following table sets forth other long-term liabilities as of August 31, 2011 and August 25, 2010:

	August 31, 2011	August 25, 2010
	(In thousands)	
Workers' compensation and general liability insurance reserve	$ 550	$ 643
Deferred rent and unfavorable leases	5,953	5,172
Deferred compensation	166	185
Other	172	83
Total	$6,841	$6,083

Note 11. Debt

Revolving Credit Facility

In November 2009, the Company entered into a revolving credit facility with Wells Fargo Bank, National Association, as Administrative Agent, and Amegy Bank, National Association, as Syndication Agent. The following description summarizes the material terms of the revolving credit facility, as subsequently amended as of January 31, 2010, July 26, 2010, September 30, 2010, October 31, 2010 and August 25, 2011 (the revolving credit facility, together with all amendments thereto, is referred to as the "2009 Credit Facility"). The 2009 Credit Facility is governed by the Credit Agreement dated as of November 9, 2009 (as amended to date, the "Credit Agreement") among the Company, the lenders from time to time party thereto, Wells Fargo Bank, National Association, as Administrative Agent, and Amegy Bank, National Association, as Syndication Agent. The maturity date of the 2009 Credit Facility is September 1, 2014.

The aggregate amount of the lenders' commitments under the 2009 Credit Facility was $50.0 million as of August 31, 2011. The 2009 Credit Facility also provides for the issuance of letters of credit in a maximum aggregate amount of $15.0 million outstanding at any one time. At August 31, 2011, $27.3 million was available under the 2009 Credit Facility.

The 2009 Credit Facility is guaranteed by all of the Company's present or future subsidiaries. In addition, in connection with the expansion of the 2009 Credit Facility that accompanied the Company's acquisition of substantially all of the assets of Fuddruckers in July 2010, Christopher J. Pappas, the Company's President and Chief Executive Officer, and Harris J. Pappas, a member of the Company's Board of Directors, guaranteed the payment of up to $13.0 million of the Company's indebtedness under the 2009 Credit Facility. The maximum amount of this guaranty was reduced to $9.5 million on February 28, 2011, further reduced to $6.0 million on May 31, 2011 and reduced to zero as of August 25, 2011.

At any time throughout the term of the 2009 Credit Facility, the Company has the option to elect one of two bases of interest rates. One interest rate option is the greater of (a) the Federal Funds Effective Rate plus 0.50%, or (b) prime, plus, in either case, an applicable spread that ranges from 1.00% to 2.00% per annum. The other interest rate option is the London InterBank Offered Rate plus a spread that ranges from 2.75% to 3.75% per annum. The applicable spread under each option is dependent upon the ratio of the Company's debt to EBITDA at the most recent determination date.

The Company is obligated to pay to the Administrative Agent for the account of each lender a quarterly commitment fee based on the average daily unused amount of the commitment of such lender, ranging from 0.30% to 0.45% per annum depending on the Total Leverage Ratio at the most recent determination date.

The proceeds of the 2009 Credit Facility are available for the Company's general corporate purposes and general working capital purposes.

Borrowings under the 2009 Credit Facility are subject to mandatory repayment with the proceeds of sales of certain of the Company's real property, subject to certain exceptions.

The 2009 Credit Facility is secured by a perfected first priority lien on certain of the Company's real property and all of the material personal property owned by the Company or any of its subsidiaries, other than certain excluded assets (as defined in the Credit Agreement). At August 31, 2011, the carrying value of the collateral securing the 2009 Credit Facility was $90.0 million.

The Credit Agreement contains the following covenants among others:

- the maintenance of EBTIDA of not less than (1) $4,500,000 for the fiscal quarter ended August 25, 2010, (2) $2,500,000 for the fiscal quarter ended November 17, 2010, (3) $3,500,000 for the fiscal quarter ended February 9, 2011, (4) $7,000,000 for the fiscal quarter ended May 4, 2011 and (5) $6,500,000 for the fiscal quarter ended August 31, 2011,
- maintenance of a ratio of (a) EBITDA for the four fiscal quarters ending on the last day of any fiscal quarter to (b) the sum of (x) interest expense (as defined in the Credit Agreement) for such four fiscal-quarter-period plus (y) the outstanding principal balance of the loans as of the last day of such fiscal quarter divided by seven (the "Debt Service Coverage Ratio"), of not less than (1) 2.00 to 1.00, beginning with the end of the fourth quarter of fiscal 2011 and ending with the first quarter of fiscal 2012, (2) 2.25 to 1.00 beginning with the end of the second quarter of fiscal 2012 and ending with the first quarter of fiscal 2013, and (3) 2.50 to 1.00 beginning with the end of second quarter of fiscal 2013 and thereafter,
- maintenance of minimum Tangible Net Worth (as defined in the Credit Amendment) at all times of not less than (1) $126.7 million as of the last day of the third fiscal quarter of fiscal 2011 and (2) increasing incrementally thereafter, as of the last day of each subsequent fiscal quarter, by an amount equal to 60% of the Company's consolidated net income (if positive) for the fiscal quarter ending on such date,
- maintenance of minimum net profit of $1.00 (1) for at least one of the first three fiscal quarters of our 2012 fiscal year, (2) for at least one of any two consecutive fiscal quarters beginning with the fourth fiscal quarter of our 2012 fiscal year, and (3) for any period of four consecutive fiscal quarters beginning with the four consecutive fiscal years ending with the fourth quarter of our 2011 fiscal year,
- restrictions on incurring indebtedness, including certain guarantees and capital lease obligations,
- restrictions on incurring liens on certain of our property and the property of the Company's subsidiaries,
- restrictions on transactions with affiliates and materially changing the Company's business,
- restrictions on making certain investments, loans, advances and guarantees,
- restrictions on selling assets outside the ordinary course of business,
- prohibitions on entering into sale and leaseback transactions,
- limiting Capital Expenditures (as defined in the Credit Agreement) to $10.0 million for the fiscal year ended August 25, 2010, to $15.0 million for the fiscal year ended August 31, 2011, and for any subsequent fiscal year, to the sum of (1) the lesser of (a) $38.0 million or (b) an amount equal to 130% of EBITDA for the immediately preceding fiscal year plus (2) any unused availability for capital expenditures from the immediately preceding fiscal year.
- restrictions on certain acquisitions of all or a substantial portion of the assets, property and/or equity interests of any person.

The Company was in compliance with the covenants contained in the Credit Agreement as of August 31, 2011. To comply with the Company's quarterly minimum EBITDA covenant for the fiscal quarter ended November 17, 2010, however, the Company requested and received approval from the lenders to add to EBITDA non-recurring expenses, as defined, related to the Company's acquisition of substantially all of the assets of Fuddruckers. The definition of EBITDA in the Credit Agreement permits the Company to make adjustments to EBITDA for certain non-recurring expenses, as defined, or income items, among others, subject to the approval of the Administrative Agent. If the Company had not received approval to adjust its EBITDA, the Company would not have been in compliance with the minimum EBITDA covenant as of the end of the first quarter of fiscal 2011. Although the Company expected to meet the requirements of the minimum EBITDA covenant in the future, noncompliance could have had a material adverse affect on the Company's financial condition and would have represented an event of default under the Credit Agreement.

The Credit Agreement also includes customary events of default. If a default occurs and is continuing, the lenders' commitments under the Credit Facility may be immediately terminated and/or we may be required to repay all amounts outstanding under the Credit Facility.

As of August 31, 2011, the Company had $21.5 million in outstanding loans and $1.2 million committed under letters of credit, which were issued as security for the payment of insurance obligations.

First Amendment to 2007 Revolving Credit Facility

On March 18, 2009, the Company amended the 2007 Revolving Credit Facility as follows:

- Reduced the aggregate amount of the lenders' commitments from $50.0 million to $30.0 million. The amounts available under the 2007 Revolving Credit Facility, as amended by Amendment No. 1 thereto (the "Amended Facility"), may still be increased by up to $70.0 million, subject to certain terms and conditions, for a maximum total facility size of $100 million.
- Modified the restriction on capital expenditures in fiscal years 2009 through June 30, 2012. In the original 2007 Revolving Credit Facility, capital expenditures were limited to the extent of the Company's annual four-quarter rolling EBITDA plus 75% of the unused availability for capital expenditures from the immediately preceding fiscal year. The Company revised the level of spending allowed for capital expenditures by creating a floor of $20.0 million. The amount of agreed capital expenditures will be the greater of (1) $20.0 million in each fiscal year, or (2) the amount of 100% of the preceding fiscal year's EBITDA; plus, in either case, all of the unused availability for capital expenditures from the immediately preceding fiscal year.
- Modified the interest rate margins to a range of 1.75% to 2.50% per annum. The applicable spread under each option continues to be dependent upon the ratio of our debt to EBITDA at the most recent determination date.
- Amended the quarterly commitment fee, which is dependent upon the ratio of our debt to EBITDA, to a range of 0.30% to 0.45% per annum. The Company will also continue to pay quarterly fees with respect to any letters of credit issued and outstanding. In addition, the Company was obligated to pay the lenders a one-time fee in connection with the closing of the Amended Facility.
- In the original 2007 Revolving Credit Facility, the Company was permitted to invest in any auction rate securities rated Aaa by Moody's or AAA by S&P. Because the ratings of the Company's auction rate securities have dropped below these thresholds, the Amended Facility now limits these types of investments to a specific list of auction rate securities which the Company holds.
- Modified certain financial covenants, including: (1) the Interest Coverage Ratio from not less than 2.50 to not less than 2.00, (2) the debt-to-EBITDA ratio from not greater than 3.00 to not greater than 2.75. The Amended Facility also amends the Interest Coverage Ratio calculation to now include one-fifth of the principal balance of the loans in the denominator.

- The Amended Facility contains customary covenants and restrictions on the Company's ability to engage in certain activities, asset sales, letters of credit, and acquisitions, and contains customary events of default. As of August 31, 2011, the Company was in compliance with all covenants.

2007 Revolving Credit Facility

On July 13, 2007, the Company entered into a $50.0 million unsecured Revolving Credit Facility (the "2007 Revolving Credit Facility") with Wells Fargo Bank, National Association, as Administrative Agent, and Amegy Bank, National Association, as Syndication Agent. The 2007 Revolving Credit Facility may, subject to certain terms and conditions, be increased once by an amount up to $50.0 million for a maximum total facility size of $100.0 million. The 2007 Revolving Credit Facility allowed for up to $15.0 million of the available credit to be extended in the form of letters of credit. All amounts owed by the Company under the 2007 Revolving Credit Facility were guaranteed by the Company's subsidiaries and must be repaid in full upon the maturity date on June 30, 2012. The Company amended the 2007 Revolving Credit Facility on March 18, 2009, as described above under "First Amendment to 2007 Revolving Credit Facility."

At any time throughout the term of the facility, the Company had the option to elect one of two bases of interest rates. One interest rate option was the greater of (a) the Federal Funds Effective Rate plus 0.50%, or (b) prime, plus, in either case, an applicable spread that ranges from zero to 0.50% per annum. The other interest rate option was the London InterBank Offered Rate plus a spread that ranges from 0.75% to 2.00% per annum. The applicable spread under each option was dependent upon the ratio of the Company's debt to EBITDA at the most recent determination date.

The Company paid a quarterly commitment fee based on the unused available balance of the 2007 Revolving Credit Facility, which was also dependent upon the ratio of the Company's debt to EBITDA, ranging from 0.20% to 0.30% per annum. The Company also paid quarterly fees with respect to any letters of credit issued and outstanding. In addition, the Company paid the lenders a one-time fee in connection with the closing of the 2007 Revolving Credit Facility.

Interest Expense

Total interest expense incurred for fiscal years 2011, 2010 and 2009 was $2.4 million, $0.6 million and $0.4 million, respectively. Interest paid was approximately $1.7 million, $0.1 million and $0.2 million in fiscal years 2011, 2010 and 2009, respectively. No interest expense was allocated to discontinued operations in fiscal years 2011, 2010 or 2009. No interest was capitalized on properties in fiscal years 2011, 2010 or 2009.

Note 12. Impairment of Long-Lived Assets, Store Closings, Discontinued Operations and Property Held for Sale

Impairment of Long-Lived Assets and Store Closings

The Company periodically evaluates long-lived assets held for use and held for sale whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable. The Company analyzes historical cash flows of operating locations and compares results of poorer performing locations to more profitable locations. The Company also analyzes lease terms, condition of the assets and related need for capital expenditures or repairs, as well as construction activity and the economic and market conditions in the surrounding area.

For assets held for use, the Company estimates future cash flows using assumptions based on possible outcomes of the areas analyzed. If the undiscounted future cash flows are less than the carrying value of the location's assets, the Company records an impairment loss based on an estimate of discounted cash flows. The estimates of future cash flows, based on reasonable and supportable assumptions and projections, require management's subjective judgments. Assumptions and estimates used include operating results, changes in working capital, discount rate, growth rate, anticipated net proceeds from disposition of the property and if applicable, lease terms. The span of time for which future cash flows are estimated is often lengthy, increasing the sensitivity to assumptions made. The time span is longer and could be 20 to 25 years for newer properties, but only 5 to 10 years for older properties. Depending on the assumptions and estimates used, the estimated future cash flows projected in the evaluation of long-lived assets can vary within a wide range of outcomes. The Company considers the likelihood of possible outcomes in determining the best estimate of future cash flows. The measurement for such an impairment loss is then based on the fair value of the asset as determined by discounted cash flows.

The Company recognized the following impairment charges (credits) to income from operations:

	Year Ended		
	August 31, 2011	August 25, 2010	August 26, 2009
	(In thousands, except per share data)		
Provision for asset impairments	$ 84	$ 282	$6,740
Net loss (gain) on disposition of property and equipment	(1,427)	(924)	(916)
	$(1,343)	$(642)	$5,824
Effect on EPS:			
Basic	$ 0.05	$0.02	$ (0.21)
Assuming dilution	$ 0.05	$0.02	$ (0.21)

The $0.1 million charge in fiscal year 2011 is an impairment of land available for future use. The $1.4 million gain is related to two property transactions during fiscal year 2011 included in Income from operations.

The $0.3 million charge in fiscal year 2010 is related to an impairment of a closed restaurant held for sale. The $0.9 million gain is related to two property transactions during fiscal year 2010 included in Income from operations.

The $6.7 million impairment charges taken in the fiscal year ended August 26, 2009, includes a fourth quarter, pre-tax impairment charge of $6.4 million related to properties the Company plans to continue operating as restaurants or leased properties. Impairment charges and results of operations will be reclassified to discontinued operations in the fiscal quarter when an operating store closes.

Discontinued Operations

As a result of the first quarter fiscal year 2010 adoption of the Company's Cash Flow Improvement and Capital Redeployment Plan ("the Plan"), the Company reclassified 23 operating stores and one previously closed location to discontinued operations. The results of operations, assets and liabilities for all units included in the Plan have been reclassified to discontinued operations in the statement of operations and balance sheets for all periods presented.

Assets related to discontinued operations include accounts receivable, accrued liabilities, prepaid expenses, deferred tax assets, unimproved land, closed restaurant properties and related equipment for locations classified as discontinued operations. The following table sets forth the assets and liabilities for all discontinued operations:

	August 31, 2011	August 25, 2010
	(in thousands)	
Trade accounts and other receivable, net	$ 8	$ —
Prepaid expenses	59	49
Assets related to discontinued operations—current	$ 67	$ 49
Property and equipment	$7,829	$17,692
Deferred income taxes	—	717
Other assets	8	9
Assets related to discontinued operations—non-current	$7,837	$18,418
Deferred income taxes	$ 241	$ 162
Accrued expenses and other liabilities	368	722
Liabilities related to discontinued operations—current	$ 609	$ 884
Other liabilities	$ 565	$ 953
Deferred income taxes	655	—
Liabilities related to discontinued operations—non-current	$1,220	$ 953

In conjunction with the Plan adoption, the Company recorded in the fourth quarter of fiscal year 2009 a non-cash, pre-tax impairment charge of $19.0 million. Of the total impairment charge, $13.1 million related to locations closed immediately after the adoption of the Plan, $4.4 million related to stores that have not been closed, $0.9 million related to stores previously closed and $0.6 million related to unimproved properties that will be sold.

No further impairments were recognized in the first, second or third quarters of fiscal year 2010. However, in the fourth quarter of fiscal year 2010, two properties were further impaired by a total of $369,000.

In the first quarter of fiscal year 2010, the Company sold two closed properties and recognized a gain of $1.2 million. An additional property was sold in the second quarter of fiscal year 2010 resulting in a recognized a gain of $0.4 million. No discontinued locations were sold in the third quarter of fiscal year 2010. One property was sold in the fourth quarter of fiscal year 2010 resulting in no gain or loss.

During the third quarter of fiscal year 2010, the Company entered into a lease agreement with an independent third-party tenant for one of its closed locations. No gain or loss was recognized as part of the transaction; however, the property will no longer be included in discontinued operations.

During the fourth quarter of fiscal year 2010, the Company entered into two different lease agreements with independent third-party tenants for two of its closed locations. No gains or losses were recognized as part of the transactions; however, the properties will no longer be included in discontinued operations.

As of August 31, 2011, the Company had 12 properties classified as discontinued operations assets. As of August 31, 2011, the asset carrying value of the owned properties is $7.8 million and is included in assets related to discontinued operations. The asset carrying values of the ground leases have previously been impaired to zero.

The Company is actively marketing these properties for lease or sale and the Company's results of discontinued operations will be affected by the disposal of properties related to discontinued operations to the extent proceeds from the sales exceed or are less than net book value.

The following table sets forth the sales and pretax losses reported for all discontinued locations:

	Year Ended		
	August 31, 2011	August 25, 2010	August 26, 2009
	(In thousands, except locations)		
Sales	$ —	$ 3,320	$ 34,093
Pretax income (loss)	$ 610	$(3,492)	$(18,739)
Income tax (expense) benefit on discontinued operations	$(228)	$ 1,211	$ 6,383
Net loss on discontinued operations	$ 382	$(2,281)	$(12,356)
Discontinued locations closed during the period	0	22	1

During fiscal years 2011 and 2010, the Company expensed $0.2 million and $0.7 million, respectively for lease exit costs and future rental costs related to closed locations. The Company incurred $0.7 million in employee settlement costs in fiscal year 2010 but incurred no settlement costs in fiscal years 2011 or 2009.

The following table summarizes discontinued operations for fiscal years 2011, 2010 and 2009:

	Year Ended		
	August 31, 2011	August 25, 2010	August 26, 2009
	(In thousands, except per share data)		
Impairments	$ (618)	$ (369)	$(12,521)
Gains	2,591	1,590	—
Net impairments	1,973	1,221	(12,521)
Other	(1,591)	(3,502)	165
Discontinued operations, net of taxes	$ 382	$(2,281)	$(12,356)
Effect on EPS from discontinued operations—decrease—basic	$ 0.01	$ (0.08)	$ (0.44)

Within discontinued operations, the Company offsets gains from applicable property disposals against total impairments. The amounts in the table described as "Other" include employment termination and shut-down costs, as well as operating losses through each restaurant's closing date and carrying costs until the locations are finally disposed.

The impairment charges included above relate to properties closed and designated for immediate disposal. The assets of these individual operating units have been written down to their net realizable values. In turn, the related properties have either been sold or are being actively marketed for sale. All dispositions are expected to be completed within one to two years. Within discontinued operations, the Company also recorded the related fiscal year-to-date net operating results, employee terminations and basic carrying costs of the closed units.

Property Held for Sale

The Company periodically reviews long-lived assets against its plans to retain or ultimately dispose of properties. If the Company decides to dispose of a property, it will be moved to property held for sale and actively marketed. The Company analyzes market conditions each reporting period and records additional impairments due to declines in market values of like assets. The fair value of the property is determined by observable inputs such as appraisals and prices of comparable properties in active markets for assets like the Company's. Gains are not recognized until the properties are sold.

Property held for sale includes unimproved land, closed restaurant properties and related equipment for locations not classified as discontinued operations. The specific assets are valued at the lower of net depreciable value or net realizable value.

At August 31, 2011, the Company had a total of two owned properties recorded at approximately $1.0 million in property held for sale. The Company is actively marketing the locations currently classified as property held for sale.

At August 25, 2010, the Company had a total of three owned properties and one ground lease recorded at approximately $1.8 million in property held for sale. The Company is actively marketing the locations currently classified as property held for sale.

The Company's results of continuing operations will be affected to the extent proceeds from sales exceed or are less than net book value.

A rollforward of property held for sale for fiscal years 2011 and 2010 is provided below *(in thousands)*:

Balance as of August 27, 2008	$ 5,282
Net transfers to property held for sale	1,804
Disposals	(2,099)
Net impairment charges	(1,129)
Balance as of August 26, 2009	3,858
Disposals	(1,748)
Net impairment charges	(282)
Balance as of August 25, 2010	$ 1,828
Disposals	(754)
Net impairment charges	(28)
Balance as of August 31, 2011	$ 1,046

Note 13. Commitments and Contingencies

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements, except for operating leases for the Company's corporate office, facility service warehouse and certain restaurant properties.

Claims

Certain current and former hourly restaurant employees filed a lawsuit against the Company in the U.S. District Court for the Southern District of Texas alleging violations of the Fair Labor Standards Act with respect to the inclusion of certain employees in a tip pool. The lawsuit sought back wages, penalties and attorney's fees and was conditionally certified as a collective action in October 2008. On October 22, 2010, the Company agreed to a court settlement amount of $1.6 million, recognized in general and administrative expenses in the fourth quarter fiscal year 2010. The Company made related payments of $1.4 million as of August 31, 2011, as required by the settlement. Per the settlement, all claims had to be filed by August 31, 2011. Therefore, the settlement is complete and the Company recognized a $0.2 million reduction in general and administrative expenses in the fourth quarter of fiscal year 2011.

From time to time, the Company is subject to various other private lawsuits, administrative proceedings and claims that arise in the ordinary course of its business. A number of these lawsuits, proceedings and claims may exist at any given time. These matters typically involve claims from guests, employees and others related to issues common to the restaurant industry. The Company currently believes that the final disposition of these types of lawsuits, proceedings and claims will not have a material adverse effect on the Company's financial position, results of operations or liquidity. It is possible, however, that the Company's future results of operations for a particular quarter or fiscal year could be impacted by changes in circumstances relating to lawsuits, proceedings or claims.

Construction Activity

From time to time, the Company enters into non-cancelable contracts for the construction of its new restaurants. This construction activity exposes the Company to the risks inherent in new construction including but not limited to rising material prices, labor shortages, delays in getting required permits and inspections, adverse weather conditions, and injuries sustained by workers. The Company has no non-cancelable contracts as of August 31, 2011.

Note 14. Operating Leases

The Company conducts part of its operations from facilities that are leased under non-cancelable lease agreements. Lease agreements generally contain a primary term of 5 to 30 years with options to renew or extend the lease from 1 to 25 years. Of the 156 properties operated as of August 31, 2011, 74 properties were leased. Of the 74 leased properties, 5 properties have lease terms expiring in less than 1 year, 14 have lease terms expiring between 1 and 5 years and the remaining leases have a primary terms or options to renew or extend for greater than 5 years.

A majority of the leases include periodic escalation clauses. Accordingly, the Company follows the straight-line rent method of recognizing lease rental expense.

As of August 31, 2011, the Company has entered into noncancelable operating lease agreements for certain office equipment with terms ranging from 36 to 72 months.

Annual future minimum lease payments under noncancelable operating leases with terms in excess of one year as of August 31, 2011 are as follows:

Year Ending:	(In thousands)
August 29, 2012	$11,195
August 28, 2013	10,980
August 27, 2014	10,408
August 26, 2015	9,003
August 31, 2016	6,997
Thereafter	21,610
Total minimum lease payments	$70,193

Most of the leases are for periods of fifteen to thirty years and some leases provide for contingent rentals based on sales in excess of a base amount.

Total rent expense for operating leases for the last three fiscal years was as follows:

	Year Ended		
	August 31, 2011	August 25, 2010	August 26, 2009
	(In thousands, except percentages)		
Minimum rent-facilities	$10,717	$4,911	$4,059
Contingent rentals	420	88	112
Minimum rent-equipment	877	850	1,038
Total rent expense (including amounts in discontinued operations)	$12,014	$5,849	$5,209
Percent of sales	3.4%	2.4%	2.0%

See Note 16, "Related Parties," for lease payments associated with related parties.

Note 15. Share-Based Compensation

Stock Options

The Company has an Executive Stock Option Plan and Incentive Stock Plans for officers and employees, (collectively "Employee Stock Plans"), and a Non-employee Director Stock Option Plan for non-employee directors. These plans authorize the granting of stock options, restricted stock, and other types of awards consistent with the purpose of the plans. All options granted pursuant to the Executive Stock Option Plan have either been exercised or cancelled and the Company does not plan to grant any new options under this plan. Approximately 2.9 million shares were authorized for issuance under the Company's plans as of August 31, 2011, of which approximately 0.8 million shares were available for future issuance. Stock options granted under the Employee Stock Plans and the Non-employee Director Stock Option Plan have an exercise price equal to the market price of the Company's common stock at the date of grant.

Option awards under the Executive Stock Option Plan vest 50% on the first anniversary of the grant date, 25% on the second anniversary of the grant date, and the remaining 25% on the third anniversary of the grant date and expire ten years from the grant date. Option awards under the Employee Stock Plans generally vest 25% each year on the anniversary of the grant date and expire six to ten years from the grant date. Option awards under the Non-employee Director Stock Option Plan generally vest 100% on the first anniversary of the grant date and expire ten years from the grant date.

In connection with their entry into employment agreements effective March 9, 2001, Messrs. Pappas together were granted an aggregate of approximately 2.2 million stock options at an exercise price of $5.00 per share, which was below the quoted market price on the date of grant. The Company's Board of Directors unanimously approved the employment agreements and related stock option grants. Messrs. Pappas exercised these options in full on October 26, 2007.

The Company's policy is to recognize compensation cost for awards with only service conditions and a graded vesting schedule on a straight-line basis over the requisite service period for the entire award.

The Company has adjusted the mix of employee long-term incentive compensation by reducing stock options awarded and increasing certain cash-based compensation and other equity based awards. Compensation cost for share-based payment arrangements recognized in general and administrative expenses for fiscal years 2011, 2010 and 2009 was approximately $0.5 million, $0.9 million and $1.1 million for stock options and $0.1 million, $0.1 million and $0.2 million for restricted stock, respectively.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model, which determines inputs as shown in the following table. Because of differences in option terms and historical exercise patterns among the plans, the Company has segregated option awards into three homogenous groups for the purpose of determining fair values for its options. Valuation assumptions are determined separately for the three groups which represent, respectively, the Executive Stock Option Plan, the Employee Stock Plans and the Non-employee Director Stock Option Plan. The assumptions are as follows:

- The Company estimated volatility using its historical share price performance over the expected life of the option. Management believes the historical estimated volatility is materially indicative of expectations about expected future volatility.
- The Company uses the simplified method to estimate expected lives for options granted during the period.
- The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the option.
- The expected dividend yield is based on the Company's current dividend yield and the best estimate of projected dividend yield for future periods within the expected life of the option.

	Year Ended		
	August 31, 2011	August 25, 2010	August 26, 2009
Dividend yield	— %	— %	— %
Volatility	40.71%	59.01%	56.23%
Risk-free interest rate	1.55%	2.16%	1.60%
Expected life (in years)	4.25	4.25	4.25

A summary of the Company's stock option activity for the three years ended August 31, 2011, August 25, 2010 and August 26, 2009 is presented in the following table:

	Shares Under Fixed Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
			(Years)	*(In thousands)*
Outstanding at August 27, 2008	689,254	$10.73	3.9	$145
Granted	363,010	5.27	—	—
Exercised	—	—	—	—
Forfeited/Expired	(26,813)	11.60	—	—
Outstanding at August 26, 2009	1,025,451	$ 8.77	4.6	$ 43
Granted	306,750	3.44	—	—
Exercised	—	—	—	—
Forfeited/Expired	(35,314)	10.81	—	—
Outstanding at August 25, 2010	1,296,887	$ 7.53	4.4	$711
Granted	116,637	5.39	—	—
Exercised	(7,125)	3.77	—	—
Forfeited/Expired	(34,473)	9.00	—	—
Outstanding at August 31, 2011	1,371,926	$ 7.33	3.9	$375
Exercisable at August 31, 2011	807,656	$ 9.16	2.2	$119

The weighted-average grant-date fair value of options granted during fiscal years 2011, 2010 and 2009 was $2.49, $1.66 and $2.41 per share, respectively. The intrinsic value for stock options is defined as the difference between the current market value and the grant price. No options were exercised in fiscal years 2010 or 2009.

During fiscal years 2011, 2010 and 2009, cash received from options exercised was approximately $27,000, zero and zero respectively, and the calculated but unrecognized tax benefit for the tax deductions from share-based compensation totaled approximately $71,000, $90,000 and zero, respectively.

At August 31, 2011 and August 25, 2010, the number of incentive stock option shares available to be granted under the plans was 839,716 and 1,002,363 shares, respectively.

Restricted Stock

Restricted stock grants consist of the Company's common stock and generally vest after three years, with the exception of grants under the Non-employee Director Stock Option Plan, which vest when granted because they are granted in lieu of a cash payment. All restricted stock grants are cliff-vested. Restricted stock awards are valued at the closing market price of the Company's common stock at the date of grant.

A summary of the Company's restricted stock activity during fiscal years is presented in the following table:

	Restricted Stock Units	Weighted Average Fair Value	Weighted-Average Remaining Contractual Term
		(Per share)	*(In years)*
Unvested at August 27, 2008	95,190	$10.04	1.8
Granted	41,347	5.03	—
Vested	(55,287)	6.87	—
Forfeited	(1,095)	11.10	1.2
Unvested at August 26, 2009	80,155	9.62	1.1
Granted	16,000	3.46	—
Vested	(26,889)	7.67	—
Forfeited	(4,077)	9.62	—
Unvested at August 25, 2010	65,189	8.13	0.8
Granted	82,822	5.39	—
Vested	(51,189)	9.42	—
Forfeited	—	—	—
Unvested at August 31, 2011	96,822	$ 5.11	2.1

At August 31, 2011, August 25, 2010 and August 26, 2009, there was approximately $0.8 million, $1.2 million and $1.8 million, respectively, of total unrecognized compensation cost related to unvested share-based compensation arrangements that is expected to be recognized over a weighted-average period of 2.17, 2.38 and 2.25 years, respectively.

Supplemental Executive Retirement Plan

The Company has a Supplemental Executive Retirement Plan ("SERP") designed to provide benefits for selected officers at normal retirement age with 25 years of service equal to 50% of their final average compensation offset by Social Security, profit sharing benefits, and deferred compensation. None of the Company's executive officers participates in the Supplemental Executive Retirement Plan. Some of the officers designated to participate in the plan have retired and are receiving benefits under the plan. Accrued benefits of all actively employed participants become fully vested upon termination of the plan or a change in control (as defined in the plan). The plan is unfunded and the Company is obligated to make benefit payments solely on a current disbursement basis. On December 6, 2005, the Board of Directors voted to amend the SERP and suspend the further accrual of benefits and participation. As a result, a curtailment gain of approximately $88,000 was recognized. The net benefit recognized for the SERP for the years ended August 31, 2011, August 25, 2010 and August 26, 2009 was zero, and the unfunded accrued liability included in "Other Liabilities" on the Company's consolidated Balance Sheets as of August 31, 2011 and August 25, 2010 was approximately $127,000 and $147,000, respectively.

Nonemployee Director Phantom Stock Plan

Under the Company's Nonemployee Director Phantom Stock Plan ("Phantom Stock Plan"), nonemployee directors deferred portions of their retainer and meeting fees which, along with certain matching incentives, were credited to phantom stock accounts in the form of phantom shares priced at the market value of the Company's common stock on the date of grant. Additionally, the phantom stock accounts were credited with dividends, if any, paid on the common stock represented by phantom shares. Authorized shares (100,000 shares) under the Phantom Stock Plan were fully depleted in early fiscal year 2003; since that time, no deferrals, incentives or dividends have been credited to phantom stock accounts. As participants cease to be directors, their phantom shares are converted into an equal number of shares of common stock and issued from the Company's treasury stock. As of August 31, 2011, 29,627 phantom shares remained unissued under the Phantom Stock Plan.

401(k) Plan

The Company has a voluntary 401(k) employee savings plan to provide substantially all employees of the Company an opportunity to accumulate personal funds for their retirement. The Company matches 25% of participants' contributions made to the plan up to 6% of their salary up until September 2009 when the Company stopped the match. The net expense recognized in connection with the employer match feature of the voluntary 401(k) employee savings plan for the years ended August 31, 2011, August 25, 2010 and August 26, 2009, was zero, $105,000 and $363,000, respectively.

Note 16. Related Parties

Affiliate Services

The Company's Chief Executive Officer, Christopher J. Pappas, and Harris J. Pappas, a Director of the Company, own two restaurant entities (the "Pappas entities") that may provide services to the Company and its subsidiaries, as detailed in the Master Sales Agreement dated December 9, 2005 among the Company and the Pappas entities.

Under the terms of the Master Sales Agreement, the Pappas entities continue to provide specialized (customized) equipment fabrication primarily for new construction and basic equipment maintenance, including stainless steel stoves, shelving, rolling carts, and chef tables. The total costs under the Master Sales Agreement of custom-fabricated and refurbished equipment in fiscal years 2011, 2010 and 2009 were approximately $27,000, $33,000 and $367,000, respectively. The decrease in fiscal year 2011 was primarily due to fewer restaurant openings in fiscal year 2011 than fiscal year 2010. Services provided under this agreement are subject to review and approval by the Finance and Audit Committee of the Company's Board of Directors.

Operating Leases

In the third quarter of fiscal year 2004, Messrs. Pappas became partners in a limited partnership which purchased a retail strip center in Houston, Texas. Messrs. Pappas collectively own a 50% limited partnership interest and a 50% general partnership interest in the limited partnership. A third party company manages the center. One of the Company's restaurants has rented approximately 7% of the space in that center since July 1969. No changes were made to the Company's lease terms as a result of the transfer of ownership of the center to the new partnership. The Company made payments of approximately $326,000, $316,000 and $339,000 in fiscal years 2011, 2010 and 2009, respectively, under the lease agreement which currently includes an annual base rate of $14.64 per square foot.

On November 22, 2006, the Company executed a new lease agreement with respect to this shopping center. Effective upon the Company's relocation and occupancy into the new space in July 2008, the new lease agreement provides for a primary term of approximately 12 years with two subsequent five-year options and gives the landlord an option to buy out the tenant on or after the calendar year 2015 by paying the then unamortized cost of improvements to the tenant. The Company is currently obligated to pay rent of $20.00 per square foot ($22.00 per square foot beginning January 2014) plus maintenance, taxes, and insurance during the primary term of the lease. Thereafter, the lease provides for reasonable increases in rent at set intervals. The new lease agreement was approved by the Finance and Audit Committee.

Affiliated rents paid for the Houston property lease represented 2.6%, 5.5% and 6.2% of total rents for continuing operations for fiscal years 2011, 2010 and 2009, respectively.

Board of Directors

Pursuant to the terms of a separate Purchase Agreement dated March 9, 2001, entered into by and among the Company, Christopher J. Pappas and Harris J. Pappas, the Company agreed to submit three persons designated by Christopher J. Pappas and Harris J. Pappas as nominees for election at the 2002 Annual Meeting of

Shareholders. Messrs. Pappas designated themselves and Frank Markantonis as their nominees for directors, all of whom were subsequently elected. Christopher J. Pappas and Harris J. Pappas are brothers and Frank Markantonis is an attorney whose principal client is Pappas Restaurants, Inc., an entity owned by Harris J. Pappas and Christopher J. Pappas.

Christopher J. Pappas is a member of the Advisory Board of Amegy Bank, National Association, which is a lender and syndication agent under the Company's 2009 Revolving Credit Facility.

Key Management Personnel

In November 2005, Christopher Pappas entered into a new employment agreement that was subsequently amended in April 2011 to extend the termination date thereof to August 2012. Mr. Pappas continues to devote his primary time and business efforts to the Company while maintaining his role at Pappas Restaurants, Inc.

On July 26, 2010, Christopher and Harris Pappas guaranteed the payment of up to $13.0 million of the Company's indebtedness under the Company's revolving credit facility in connection with the expansion of the facility that accompanied the Company's acquisition of substantially all of the assets of Fuddruckers. The maximum amount of this guaranty was reduced to $9.5 million on February 28, 2011, to $6.0 million on May 31, 2011, and to zero on August 25, 2011.

On February 1, 2010, the Board of Directors of the Company approved the renewal of a consultant agreement with Ernest Pekmezaris, the Company's former Chief Financial Officer. Under the agreement, Mr. Pekmezaris will continue to furnish to the Company advisory and consulting services related to finance and accounting matters and other related consulting services. The agreement expiring on January 31, 2011 was renewed for twelve months at a lower monthly rate. Mr. Pekmezaris is also the Treasurer of Pappas Restaurants, Inc. Compensation for the services provided by Mr. Pekmezaris to Pappas Restaurants, Inc. is paid entirely by that entity.

Peter Tropoli, the Company's Chief Operating Officer, and formerly the Company's Senior Vice President, Administration, General Counsel and Secretary, is an attorney and stepson of Frank Markantonis, who is a director of the Company.

Paulette Gerukos, Vice President of Human Resources of the Company, is the sister-in-law of Harris J. Pappas, who is a director of the Company.

Note 17. Common Stock

At August 31, 2011, the Company had 500,000 shares of common stock reserved for issuance upon the exercise of outstanding stock options.

Treasury Shares

At August 29, 2007, the Company's treasury shares were reserved for the issuance of shares to Messrs. Pappas upon exercise of the options granted to them on March 9, 2001, and for the issuance of shares under the Company's Nonemployee Director Phantom Stock Plan. Messrs. Pappas exercised in full their options to purchase 2.2 million shares in October 2007. In February 2008, the Company acquired 500,000 treasury shares for $4.8 million.

Note 18. Earnings Per Share

A reconciliation of the numerators and denominators of basic earnings per share and earnings per share assuming dilution is shown in the table below:

	Year Ended		
	August 31, 2011	August 25, 2010	August 26, 2009
	(In thousands, except per share data)		
Numerator:			
Income (loss) from continuing operations	$ 2,583	$ (612)	$(14,062)
Net income (loss)	$ 2,965	$(2,893)	$(26,418)
Denominator:			
Denominator for basic earnings per share—weighted-average shares	28,237	28,129	28,084
Effect of potentially dilutive securities:			
Employee and non-employee stock options	60	—	—
Denominator for earnings per share assuming dilution	28,297	28,129	28,084
Income from continuing operations:			
Basic	$ 0.09	$ (0.02)	$ (0.50)
Assuming dilution [a]	$ 0.09	$ (0.02)	$ (0.50)
Net income per share:			
Basic	$ 0.10	$ (0.10)	$ (0.94)
Assuming dilution [a]	$ 0.10	$ (0.10)	$ (0.94)

(a) Potentially dilutive shares were not included in the computation of net income per share because to do so would have been antidilutive amounted to zero shares in fiscal year 2011, fiscal year 2010 and fiscal year 2009. Additionally, stock options with exercise prices exceeding current market prices that were excluded from the computation of net income per share amounted to 1,043,000 shares in fiscal year 2011, 1,007,000 shares in fiscal year 2010 and 909,000 shares in fiscal year 2009.

Note 19. Quarterly Financial Information

The following tables summarize quarterly unaudited financial information for fiscal years 2011 and 2010.

	Quarter Ended [a]			
	August 31, 2011	May 4, 2011	February 9, 2011	November 17, 2010
	(119 days)	(84 days)	(84 days)	(84 days)
	(In thousands except per share data)			
Restaurant sales	$105,468	$78,237	$71,889	$70,443
Franchise revenue	2,469	1,602	1,520	1,501
Culinary contract services	5,600	3,560	3,127	3,332
Total sales	113,537	83,399	76,536	75,276
Income (loss) from operations [b]	2,930	2,060	(300)	(2,107)
Discontinued operations	(84)	(369)	1,016	(181)
Net income (loss)	2,845	1,691	717	(2,288)
Net income (loss) per share:				
Basic	0.10	0.06	0.02	(0.08)
Assuming dilution	0.10	0.06	0.02	(0.08)
Costs and Expenses				
(As a percentage of restaurant sales)				
Cost of food	28.4%	28.2%	29.8%	29.7%
Payroll and related costs	34.8%	33.6%	35.1%	35.6%
Other operating expenses	23.5%	22.1%	23.5%	25.9%

	Quarter Ended [a]			
	August 25, 2010	May 5, 2010	February 10, 2010	November 18, 2009
	(112 days)	*(84 days)*	*(84 days)*	*(84 days)*
	(In thousands except per share data)			
Restaurant sales	$76,786	$53,946	$50,800	$48,854
Franchise revenue	645	—	—	—
Culinary contract services	4,215	3,262	2,959	3,292
Total sales	81,646	57,208	53,759	52,146
Income (loss) from operations [b]	1,046	1,226	145	(3,029)
Discontinued operations	(530)	(496)	(567)	(688)
Net income (loss)	516	730	(422)	(3,717)
Net income (loss) per share:				
Basic	0.02	0.03	(0.02)	(0.13)
Assuming dilution	0.02	0.03	(0.02)	(0.13)
Costs and Expenses				
(As a percentage of restaurant sales)				
Cost of food	28.2%	27.4%	27.4%	26.9%
Payroll and related costs	35.3%	35.1%	35.6%	38.2%
Other operating expenses	23.3%	19.5%	21.3%	24.6%

[a] The quarter ended August 31, 2011 consists of five four-week periods and the quarter ended August 25, 2010 consists of four four-week periods. All other quarters presented represent three four-week periods.

[b] The loss from operations in the first quarter of fiscal year 2011 and the first and second quarters of fiscal year 2010 resulted from the seasonal nature of the business. The first quarter encompasses the typical start of school and second quarter includes Christmas and Thanksgiving holidays.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

We have had no disagreements with our accountants on any accounting or financial disclosures.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Control and Procedures

Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of August 31, 2011. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of August 31, 2011, our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of our management, including our Chief

Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting as of August 31, 2011 based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of August 31, 2011.

Grant Thornton LLP, the independent registered public accounting firm that audited the Consolidated Financial Statements included in this report, has also audited the effectiveness our internal control over financial reporting as of August 31, 2011, as stated in their attestation report which is included under Item 8 of this report.

Attestation Report of the Registered Public Accounting Firm

Included in Item 8 of this report.

Changes in Internal Control over Financial Reporting

Except as noted above, there were no changes in our internal control over financial reporting during the quarter ended August 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***Other Information***

None

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

There is incorporated in this Item 10 by reference that portion of our definitive proxy statement for the 2012 annual meeting of shareholders appearing therein under the captions "Election of Directors," "Corporate Governance," "Section 16(a) Beneficial Ownership Reporting Compliance," "Executive Officers," and "Certain Relationships and Related Transactions."

We have in place a Policy Guide on Standards of Conduct and Ethics applicable to all employees, as well as the board of directors, and Supplemental Standards of Conduct and Ethics for the Chief Executive Officer, Chief Financial Officer, Controller, and all senior financial officers. This Policy Guide and the Supplemental Standards were filed as exhibits to the Annual Report on Form 10-K for the fiscal year ended August 26, 2003 and can be found on our website at www.lubys.com. We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding amendments to or waivers from the code of ethics or supplementary code of ethics by posting such information on our website at www.lubys.com.

Item 11. *Executive Compensation*

There is incorporated in this Item 11 by reference that portion of our definitive proxy statement for the 2012 annual meeting of shareholders appearing therein under the captions "Compensation Discussion and Analysis—Executive Compensation," "—Executive Compensation Committee Report," "—Compensation Tables and Information," "—Director Compensation," and "Corporate Governance—Executive Compensation Committee—Compensation Committee Interlocks."

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

There is incorporated in this Item 12 by reference that portion of our definitive proxy statement for the 2012 annual meeting of shareholders appearing therein under the captions "Ownership of Equity Securities in the Company" and "Principal Shareholders."

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

There is incorporated in this Item 13 by reference that portion of our definitive proxy statement for the 2012 annual meeting of shareholders appearing therein under the captions, "Corporate Governance Guidelines—Director Independence" and "Certain Relationships and Related Transactions."

Item 14. *Principal Accountant Fees and Services*

There is incorporated in this Item 14 by reference that portion of our definitive proxy statement for the 2012 annual meeting of shareholders appearing therein under the caption "Fees Paid To The Independent Registered Public Accounting Firm."

PART IV

Item 15. ***Exhibits, Financial Statement Schedules***

1. Financial Statements

The following financial statements are filed as part of this Report:

Consolidated balance sheets at August 31, 2011 and August 25, 2010

Consolidated statements of operations for each of the three years in the period ended August 31, 2011

Consolidated statements of shareholders' equity for each of the three years in the period ended August 31, 2011

Consolidated statements of cash flows for each of the three years in the period ended August 31, 2011

Notes to consolidated financial statements

Reports of Independent Registered Public Accounting Firm Grant Thornton LLP

2. Financial Statement Schedules

All schedules are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedule or because the information required is included in the financial statements and notes thereto.

3. Exhibits

The following exhibits are filed as a part of this Report:

3(a)	Amended and Restated Certificate of Incorporation of Luby's, Inc. (filed as Exhibit 3.1) to the Company's Quarterly Report on Form 10-Q for the quarter ended February 11, 2009, and incorporated herein by reference).
3(b)	Bylaws of Luby's, Inc., as amended through July 9, 2008 (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K dated July 14, 2008, and incorporated herein by reference).
4(a)	New Credit Facility dated July 13, 2007, among Luby's, Inc., the lenders party thereto, Wells Fargo Bank, National Association, as Administrative Agent, and Amegy Bank, National Association, as Syndication Agent. (filed as Exhibit 4(i) to the Company's Annual Report on Form 10-K for the fiscal year ended August 26, 2007, and incorporated herein by reference).
4(b)	First Amendment to Credit Agreement dated as of March 18, 2009, among the Company, the lenders party thereto, Wells Fargo Bank, National Association, as Administrative Agent, and Amegy Bank, National Association, as Syndication Agent (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K for March 18, 2009, and incorporated herein by reference).
4(c)	Credit Agreement dated as of November 9, 2009, among the Company, the lenders party thereto, Wells Fargo Bank, National Association, as Administrative Agent, and Amegy Bank, National Association, as Syndication Agent (filed as Exhibit 4(l) to the Company's Annual Report on Form 10-K for the fiscal year ended August 26, 2009, and incorporated herein by reference).
4(d)	First Amendment to Credit Agreement, dated as of January 31, 2010, among the Company, the lenders from time to time party thereto, Wells Fargo Bank, National Association, as Administrative Agent, and Amegy Bank National Association, as Syndication Agent (filed as Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended February 10, 2010, and incorporated herein by reference).

4(e)	Second Amendment to Credit Agreement, dated as of July 26, 2010, among the Company, the lenders from time to time party thereto, Wells Fargo Bank, National Association, as administrative agent, and Amegy Bank National Association, as syndication agent (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K dated July 27, 2010, and incorporated herein by reference).
4(f)	Third Amendment to Credit Agreement, dated as of September 30, 2010, among the Company, the lenders from time to time party thereto, Wells Fargo Bank, National Association, as administrative agent, and Amegy Bank National Association, as syndication agent (filed as Exhibit 4(f) to the Company's Annual Report on Form 10-K for the fiscal year ended August 25, 2010, and incorporated herein by reference).
4(g)	Fourth Amendment to Credit Agreement, dated as of October 30, 2010, among the Company, the lenders from time to time party thereto, Wells Fargo Bank, National Association, as administrative agent, and Amegy Bank National Association, as syndication agent (filed as Exhibit 4(g) to the Company's Annual Report on Form 10-K for the fiscal year ended August 25, 2010, and incorporated herein by reference).
4(h)	Fifth Amendment to Credit Agreement, dated as of August 25, 2011, among the Company, the lenders from time to time party thereto, Wells Fargo Bank, National Association, as administrative agent, and Amegy Bank National Association, as syndication agent (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated August 25, 2011, and incorporated herein by reference).
4(i)	Rights Agreement dated January 27, 2011 between Luby's, Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K dated February 2, 2011, and incorporated herein by reference).
10(a)	Management Incentive Stock Plan of Luby's Cafeterias, Inc. (filed as Exhibit 10(i) to the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 1989, and incorporated herein by reference).*
10(b)	Amendment to Management Incentive Stock Plan of Luby's Cafeterias, Inc. adopted January 14, 1997 (filed as Exhibit 10(k) to the Company's Quarterly Report on Form 10-Q for the quarter ended February 28, 1997, and incorporated herein by reference).*
10(c)	Nonemployee Director Deferred Compensation Plan of Luby's Cafeterias, Inc. adopted October 27, 1994 (filed as Exhibit 10(g) to the Company's Quarterly Report on Form 10-Q for the quarter ended November 30, 1994, and incorporated herein by reference).*
10(d)	Amendment to Nonemployee Director Deferred Compensation Plan of Luby's Cafeterias, Inc. adopted January 14, 1997 (filed as Exhibit 10(m) to the Company's Quarterly Report on Form 10-Q for the quarter ended February 28, 1997, and incorporated herein by reference).*
10(e)	Amendment to Nonemployee Director Deferred Compensation Plan of Luby's Cafeterias, Inc. adopted March 19, 1998 (filed as Exhibit 10(o) to the Company's Quarterly Report on Form 10-Q for the quarter ended February 28, 1998, and incorporated herein by reference).*
10(f)	Amended and Restated Nonemployee Director Stock Plan of Luby's, Inc. adopted January 20, 2005, as amended January 24, 2007, as amended April 14, 2008 (filed as Exhibit 10(f) to the Company's Annual Report on Form 10-K for the fiscal year ended August 27, 2008, and incorporated herein by reference).*
10(g)	Luby's Cafeterias, Inc. Supplemental Executive Retirement Plan dated May 30, 1996 (filed as Exhibit 10(j) to the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 1996, and incorporated herein by reference).*
10(h)	Amendment to Luby's Cafeterias, Inc. Supplemental Executive Retirement Plan adopted January 14, 1997 (filed as Exhibit 10(r) to the Company's Quarterly Report on Form 10-Q for the quarter ended February 28, 1997, and incorporated herein by reference).*

10(i) Amendment to Luby's Cafeterias, Inc. Supplemental Executive Retirement Plan adopted January 9, 1998 (filed as Exhibit 10(u) to the Company's Quarterly Report on Form 10-Q for the quarter ended February 28, 1998, and incorporated herein by reference).*

10(j) Amendment to Luby's Cafeterias, Inc. Supplemental Executive Retirement Plan adopted May 21, 1999 (filed as Exhibit 10(q) to the Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 1999, and incorporated herein by reference.)*

10(k) Luby's Incentive Stock Plan adopted October 16, 1998 (filed as Exhibit 10(cc) to the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 1998, and incorporated herein by reference).*

10(l) Amended and Restated Luby's Incentive Stock Plan adopted January 19, 2006 (filed as Exhibit 10(ee) to the Company's Quarterly Report on Form 10-Q for the quarter ended February 15, 2006, and incorporated herein by reference).*

10(m) Registration Rights Agreement dated March 9, 2001, by and among Luby's, Inc., Christopher J. Pappas, and Harris J. Pappas (filed as Exhibit 10.4 to the Company's Current Report on Form 8-K dated March 9, 2001, and incorporated herein by reference).

10(n) Purchase Agreement dated March 9, 2001, by and among Luby's, Inc. Harris J. Pappas, and Christopher J. Pappas (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated March 9, 2001, and incorporated herein by reference).

10(o) First Amendment to Purchase Agreement dated June 7, 2004, by and among Luby's, Inc., Harris J. Pappas, and Christopher J. Pappas (filed as Exhibit 4(s) to the Company's Quarterly Report on Form 10-Q for the quarter ended May 5, 2004, and incorporated herein by reference).

10(p) Second Amendment dated as of October 29, 2007 to Purchase Agreement, dated March 9, 2001, by and between Luby's, Inc., Harris J. Pappas and Christopher J. Pappas (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K dated October 30, 2007, and incorporated herein by reference).

10(q) Asset Purchase Agreement, dated as of June 23, 2010, by and among Luby's, Inc., Fuddruckers, Inc., Magic Brands, LLC, Atlantic Restaurant Ventures, Inc., R. Wes, Inc., Fuddruckers of Howard County, LLC and Fuddruckers of White Marsh, LLC (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 29, 2010).

10(r) Amendment to Asset Purchase Agreement, dated as of July 26, 2010, by and among Luby's Fuddruckers Restaurants, LLC, Fuddruckers, Inc., Magic Brands, LLC, Atlantic Restaurant Ventures, Inc., R. Wes, Inc., Fuddruckers of Howard County, LLC and Fuddruckers of White Marsh, LLC (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on July 27, 2010).

10(s) Luby's, Inc. Amended and Restated Nonemployee Director Phantom Stock Plan effective September 28, 2001 (filed as Exhibit 10(dd) to the Company's Quarterly Report on Form 10-Q for the quarter ended February 13, 2002, and incorporated herein by reference).*

10(t) Form of Indemnification Agreement entered into between Luby's, Inc. and each member of its Board of Directors initially dated July 23, 2002 (filed as Exhibit 10(gg) to the Company's Annual Report on Form 10-K for the fiscal year ended August 28, 2002, and incorporated herein by reference).

10(u) Amended and Restated Affiliate Services Agreement dated July 23, 2002, by and among Luby's, Inc., Pappas Restaurants, L.P., and Pappas Restaurants, Inc. (filed as Exhibit 10(hh) to the Company's Annual Report on Form 10-K for the fiscal year ended August 28, 2002, and incorporated herein by reference).

10(v)	Master Sales Agreement dated July 23, 2002, by and among Luby's, Inc., Pappas Restaurants, L.P., and Pappas Restaurants, Inc. and Procedure adopted by the Finance and Audit Committee of the Board of Directors on July 23, 2002, pursuant to Section 2.3 of the Master Sales Agreement (filed as Exhibit 10(ii) to the Company's Annual Report on Form 10-K for the fiscal year ended August 28, 2002, and incorporated herein by reference).
10(w)	Agreement dated June 7, 2004, by and among Luby's, Inc., Christopher J. Pappas, and Harris J. Pappas (filed as Exhibit 4(s) to the Company's Quarterly Report on Form 10-Q for the quarter ended May 5, 2004, and incorporated herein by reference).
10(x)	Employment Agreement dated November 9, 2005, between Luby's, Inc. and Christopher J. Pappas (filed as Exhibit 10(y) to the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2005, and incorporated herein by reference).*
10(y)	Amendment No. 1 dated as of October 29, 2007 to Employment Agreement dated as of March 9, 2001 between Luby's, Inc. and Christopher J. Pappas (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated October 30, 2007, and incorporated herein by reference).*
10(z)	Amendment No. 2 dated as of November 19, 2008 to Employment Agreement dated as of November 9, 2005 between Luby's, Inc. and Christopher J. Pappas (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated November 21, 2008, and incorporated herein by reference).*
10(aa)	Amendment No. 3 dated as of November 19, 2009 to Employment Agreement dated as of November 9, 2005 and as amended on October 29, 2007 and November 19, 2008 between Luby's, Inc. and Christopher J. Pappas (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated November 25, 2009, and incorporated herein by reference).*
10(bb)	Amendment No. 4 dated as of April 15, 2010 to Employment Agreement dated as of November 9, 2005 and as amended on October 29, 2007, November 19, 2008, and November 19, 2009 between Luby's, Inc. and Christopher J. Pappas (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated April 20, 2010, and incorporated herein by reference).*
10(cc)	Amendment No. 5 dated as of September 2, 2010 to Employment Agreement dated as of November 9, 2005, as amended on October 29, 2007, November 19, 2008, November 19, 2009 and April 15, 2010, between Luby's, Inc. and Christopher J. Pappas.
10(dd)	Amendment No. 6 dated as of April 20, 2011 to Employment Agreement dated as of November 9, 2005, as amended on October 29, 2007, November 19, 2008, November 19, 2009, April 15, 2010 and September 2, 2010, between Luby's, Inc. and Christopher J. Pappas (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated April 26, 2011, and incorporated herein by reference).*
10(ee)	Employment Agreement dated November 9, 2005, between Luby's, Inc. and Harris J. Pappas (filed as Exhibit 10(z) to the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2005, and incorporated herein by reference).*
10(ff)	Amendment No. 1 dated as of October 29, 2007 to Employment Agreement dated as of March 9, 2001 between Luby's, Inc. and Harris J. Pappas (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K dated October 30, 2007, and incorporated herein by reference).*
10(gg)	Amendment No. 2 dated as of November 19, 2008 to Employment Agreement dated as of November 9, 2005 between Luby's, Inc. and Harris J. Pappas (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K dated November 21, 2008, and incorporated herein by reference).*

10(hh)	Amendment No. 3 dated as of November 19, 2009 to Employment Agreement dated as of November 9, 2005 and as amended on October 29, 2007 and November 19, 2008 between Luby's, Inc. and Harris J. Pappas (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K dated November 25, 2009, and incorporated herein by reference).*
10(ii)	Amendment No. 4 dated as of April 15, 2010 to Employment Agreement dated as of November 9, 2005 and as amended on October 29, 2007, November 19, 2008, and November 19, 2009 between Luby's, Inc. and Harris J. Pappas (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K dated April 20, 2010, and incorporated herein by reference).*
10(jj)	Amendment No. 5 dated as of September 2, 2010 to Employment Agreement dated as of November 9, 2005, as amended on October 29, 2007, November 19, 2008, November 19, 2009 and April 15, 2010, between Luby's, Inc. and Harris J. Pappas.
10(kk)	Form of Restricted Stock Award Agreement pursuant to the Luby's Incentive Stock Plan (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated November 15, 2007, and incorporated herein by reference).
10(ll)	Form of Incentive Stock Option Award Agreement pursuant to the Luby's Incentive Stock Plan (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K dated November 15, 2007, and incorporated herein by reference).
11	Statement regarding computation of Per Share Earnings.**
14(a)	Policy Guide on Standards of Conduct and Ethics applicable to all employees, as well as the board of directors (filed as Exhibit 14(a) to the Company's Annual Report on Form 10-K for the fiscal year ended August 26, 2003, and incorporated herein by reference).
14(b)	Supplemental Standards of Conduct and Ethics for the Chief Executive Officer, Chief Financial Officer, Controller, and all senior financial officers (filed as Exhibit 14(b) to the Company's Annual Report on Form 10-K for the fiscal year ended August 26, 2003, and incorporated herein by reference).
21	Subsidiaries of the Company.
23.1	Consent of Grant Thornton LLP.
31.1	Rule 13a-14(a)/15d-14(a) certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Rule 13a-14(a)/15d-14(a) certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Section 1350 certification of the Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Section 1350 certification of the Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99(a)	Corporate Governance Guidelines of Luby's, Inc., as amended October 28, 2004 (filed as Exhibit 99(a) to the Company's Annual Report on Form 10-K for the fiscal year ended August 29, 2007, and incorporated herein by reference).

* Denotes management contract or compensatory plan or arrangement.

** Information required to be presented in Exhibit 11 is provided in Note 17 "Earnings Per Share" of the Notes to Consolidated Financial Statements under Part II, Item 8 of this Form 10-K in accordance with the provisions of FASB Statement of Financial Accounting Standards (SFAS) No. 128, Earnings per Share.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

November 14, 2011 Date	LUBY'S, INC. (Registrant)

By: /s/ CHRISTOPHER J. PAPPAS

Christopher J. Pappas
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature and Title	Date
/s/ GASPER MIR, III Gasper Mir, III, Director and Chairman of the Board	November 14, 2011
/s/ CHRISTOPHER J. PAPPAS Christopher J. Pappas, Director, President and Chief Executive Officer (Principal Executive Officer)	November 14, 2011
/s/ PETER TROPOLI Peter Tropoli, Chief Operating Officer	November 14, 2011
/s/ K. SCOTT GRAY K. Scott Gray, Senior Vice President and Chief Financial Officer, and Principal Accounting Officer (Principal Financial and Accounting Officer)	November 14, 2011
/s/ HARRIS J. PAPPAS Harris J. Pappas, Director	November 14, 2011
/s/ JUDITH B. CRAVEN Judith B. Craven, Director	November 14, 2011
/s/ ARTHUR R. EMERSON Arthur R. Emerson, Director	November 14, 2011
/s/ JILL GRIFFIN Jill Griffin, Director	November 14, 2011
/s/ J.S.B. JENKINS J.S.B. Jenkins, Director	November 14, 2011
/s/ FRANK MARKANTONIS Frank Markantonis, Director	November 14, 2011
/s/ JOE C. MCKINNEY Joe C. McKinney, Director	November 14, 2011

EXHIBIT INDEX

3(a)	Amended and Restated Certificate of Incorporation of Luby's, Inc. (filed as Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended February 11, 2009, and incorporated herein by reference).
3(b)	Luby's, Inc. Amended Bylaws dated July 9, 2008, as currently in effect (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K dated July 14, 2008, and incorporated herein by reference).
4(a)	Credit Agreement dated July 13, 2007, among Luby's, Inc., the lenders party thereto, Wells Fargo Bank, National Association, as Administrative Agent, and Amegy Bank, National Association, as Syndication Agent (filed as Exhibit 4(i) to the Company's Annual Report on Form 10-K for the fiscal year ended August 29, 2007, and incorporated herein by reference).
4(b)	First Amendment to Credit Agreement dated as of March 18, 2009, among the Company, the lenders party thereto, Wells Fargo Bank, National Association, as Administrative Agent, and Amegy Bank, National Association, as Syndication Agent (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K for March 18, 2009, and incorporated herein by reference).
4(c)	Credit Agreement dated as of November 9, 2009, among the Company, the lenders party thereto, Wells Fargo Bank, National Association, as Administrative Agent, and Amegy Bank, National Association, as Syndication Agent (filed as Exhibit 4(l) to the Company's Annual Report on Form 10-K for the fiscal year ended August 26, 2009, and incorporated herein by reference).
4(d)	First Amendment to Credit Agreement, dated as of January 31, 2010, among the Company, the lenders from time to time party thereto, Wells Fargo Bank, National Association, as Administrative Agent, and Amegy Bank National Association, as Syndication Agent (filed as Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended February 10, 2010, and incorporated herein by reference).
4(e)	Second Amendment to Credit Agreement, dated as of July 26, 2010, among the Company, the lenders from time to time party thereto, Wells Fargo Bank, National Association, as administrative agent, and Amegy Bank National Association, as syndication agent (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K dated July 27, 2010, and incorporated herein by reference).
4(f)	Third Amendment to Credit Agreement, dated as of September 30, 2010, among the Company, the lenders from time to time party thereto, Wells Fargo Bank, National Association, as administrative agent, and Amegy Bank National Association, as syndication agent (filed as Exhibit 4(f) to the Company's Annual Report on Form 10-K for the fiscal year ended August 25, 2010, and incorporated herein by reference).
4(g)	Fourth Amendment to Credit Agreement, dated as of October 30, 2010, among the Company, the lenders from time to time party thereto, Wells Fargo Bank, National Association, as administrative agent, and Amegy Bank National Association, as syndication agent (filed as Exhibit 4(g) to the Company's Annual Report on Form 10-K for the fiscal year ended August 25, 2010, and incorporated herein by reference).
4(h)	Fifth Amendment to Credit Agreement, dated as of August 25, 2011, among the Company, the lenders from time to time party thereto, Wells Fargo Bank, National Association, as administrative agent, and Amegy Bank National Association, as syndication agent (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated August 25, 2011, and incorporated herein by reference).
4(i)	Rights Agreement dated January 27, 2011 between Luby's, Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent (filed as Exhibit 4.1 to the Company's Current Report on Form 8-K dated February 2, 2011, and incorporated herein by reference).

10(a)	Management Incentive Stock Plan of Luby's Cafeterias, Inc. (filed as Exhibit 10(i) to the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 1989, and incorporated herein by reference).*
10(b)	Amendment to Management Incentive Stock Plan of Luby's Cafeterias, Inc. adopted January 14, 1997 (filed as Exhibit 10(k) to the Company's Quarterly Report on Form 10-Q for the quarter ended February 28, 1997, and incorporated herein by reference).*
10(c)	Nonemployee Director Deferred Compensation Plan of Luby's Cafeterias, Inc. adopted October 27, 1994 (filed as Exhibit 10(g) to the Company's Quarterly Report on Form 10-Q for the quarter ended November 30, 1994, and incorporated herein by reference).*
10(d)	Amendment to Nonemployee Director Deferred Compensation Plan of Luby's Cafeterias, Inc. adopted January 14, 1997 (filed as Exhibit 10(m) to the Company's Quarterly Report on Form 10-Q for the quarter ended February 28, 1997, and incorporated herein by reference).*
10(e)	Amendment to Nonemployee Director Deferred Compensation Plan of Luby's Cafeterias, Inc. adopted March 19, 1998 (filed as Exhibit 10(o) to the Company's Quarterly Report on Form 10-Q for the quarter ended February 28, 1998, and incorporated herein by reference).*
10(f)	Amended and Restated Nonemployee Director Stock Plan of Luby's, Inc. adopted January 20, 2005, as amended January 24, 2007, as amended April 14, 2008 (filed as Exhibit 10(f) to the Company's Annual Report on Form 10-K for the fiscal year ended August 27, 2008, and incorporated herein by reference).*
10(g)	Luby's Cafeterias, Inc. Supplemental Executive Retirement Plan dated May 30, 1996 (filed as Exhibit 10(j) to the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 1996, and incorporated herein by reference).*
10(h)	Amendment to Luby's Cafeterias, Inc. Supplemental Executive Retirement Plan adopted January 14, 1997 (filed as Exhibit 10(r) to the Company's Quarterly Report on Form 10-Q for the quarter ended February 28, 1997, and incorporated herein by reference).*
10(i)	Amendment to Luby's Cafeterias, Inc. Supplemental Executive Retirement Plan adopted January 9, 1998 (filed as Exhibit 10(u) to the Company's Quarterly Report on Form 10-Q for the quarter ended February 28, 1998, and incorporated herein by reference).*
10(j)	Amendment to Luby's Cafeterias, Inc. Supplemental Executive Retirement Plan adopted May 21, 1999 (filed as Exhibit 10(q) to the Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 1999, and incorporated herein by reference.)*
10(k)	Luby's Incentive Stock Plan adopted October 16, 1998 (filed as Exhibit 10(cc) to the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 1998, and incorporated herein by reference).*
10(l)	Amended and Restated Luby's Incentive Stock Plan adopted January 19, 2006 (filed as Exhibit 10(ee) to the Company's Quarterly Report on Form 10-Q for the quarter ended February 15, 2006, and incorporated herein by reference).*
10(m)	Registration Rights Agreement dated March 9, 2001, by and among Luby's, Inc., Christopher J. Pappas, and Harris J. Pappas (filed as Exhibit 10.4 to the Company's Current Report on Form 8-K dated March 9, 2001, and incorporated herein by reference).
10(n)	Purchase Agreement dated March 9, 2001, by and among Luby's, Inc. Harris J. Pappas, and Christopher J. Pappas (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated March 9, 2001, and incorporated herein by reference).
10(o)	First Amendment to Purchase Agreement dated June 7, 2004, by and among Luby's, Inc., Harris J. Pappas, and Christopher J. Pappas (filed as Exhibit 4(s) to the Company's Quarterly Report on Form 10-Q for the quarter ended May 5, 2004, and incorporated herein by reference).

10(p)	Second Amendment dated as of October 29, 2007 to Purchase Agreement, dated March 9, 2001, by and among Luby's, Inc., Harris J. Pappas and Christopher J. Pappas (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K dated October 30, 2007, and incorporated herein by reference).
10(q)	Asset Purchase Agreement, dated as of June 23, 2010, by and among Luby's, Inc., Fuddruckers, Inc., Magic Brands, LLC, Atlantic Restaurant Ventures, Inc., R. Wes, Inc., Fuddruckers of Howard County, LLC and Fuddruckers of White Marsh, LLC (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 29, 2010).
10(r)	Amendment to Asset Purchase Agreement, dated as of July 26, 2010, by and among Luby's Fuddruckers Restaurants, LLC, Fuddruckers, Inc., Magic Brands, LLC, Atlantic Restaurant Ventures, Inc., R. Wes, Inc., Fuddruckers of Howard County, LLC and Fuddruckers of White Marsh, LLC (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on July 27, 2010).
10(s)	Luby's, Inc. Amended and Restated Nonemployee Director Phantom Stock Plan effective September 28, 2001 (filed as Exhibit 10(dd) to the Company's Quarterly Report on Form 10-Q for the quarter ended February 13, 2002, and incorporated herein by reference).*
10(t)	Form of Indemnification Agreement entered into between Luby's, Inc. and each member of its Board of Directors initially dated July 23, 2002 (filed as Exhibit 10(gg) to the Company's Annual Report on Form 10-K for the fiscal year ended August 28, 2002, and incorporated herein by reference).
10(u)	Amended and Restated Affiliate Services Agreement dated July 23, 2002, by and among Luby's, Inc., Pappas Restaurants, L.P., and Pappas Restaurants, Inc. (filed as Exhibit 10(hh) to the Company's Annual Report on Form 10-K for the fiscal year ended August 28, 2002, and incorporated herein by reference).
10(v)	Master Sales Agreement dated July 23, 2002, by and among Luby's, Inc., Pappas Restaurants, L.P., and Pappas Restaurants, Inc. and Procedure adopted by the Finance and Audit Committee of the Board of Directors on July 23, 2002, pursuant to Section 2.3 of the Master Sales Agreement (filed as Exhibit 10(ii) to the Company's Annual Report on Form 10-K for the fiscal year ended August 28, 2002, and incorporated herein by reference).
10(w)	Agreement dated June 7, 2004, by and among Luby's, Inc., Christopher J. Pappas, and Harris J. Pappas (filed as Exhibit 4(s) to the Company's Quarterly Report on Form 10-Q for the quarter ended May 5, 2004, and incorporated herein by reference).
10(x)	Employment Agreement dated November 9, 2005, between Luby's, Inc. and Christopher J. Pappas. (filed as Exhibit 10(y) to the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2005, and incorporated herein by reference).*
10(y)	Amendment No. 1 dated as of October 29, 2007 to Employment Agreement dated as of March 9, 2001 between Luby's, Inc. and Christopher J. Pappas (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated October 30, 2007, and incorporated herein by reference).*
10(z)	Amendment No. 2 dated as of November 19, 2008 to Employment Agreement dated as of November 9, 2005 between Luby's, Inc. and Christopher J. Pappas (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated November 21, 2008, and incorporated herein by reference).*
10(aa)	Amendment No. 3 dated as of November 19, 2009 to Employment Agreement dated as of November 9, 2005 and as amended on October 29, 2007 and November 19, 2008 between Luby's, Inc. and Christopher J. Pappas (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated November 25, 2009, and incorporated herein by reference).*

10(bb) Amendment No. 4 dated as of April 15, 2010 to Employment Agreement dated as of November 9, 2005 and as amended on October 29, 2007, November 19, 2008, and November 19, 2009 between Luby's, Inc. and Christopher J. Pappas (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated April 20, 2010, and incorporated herein by reference).*

10(cc) Amendment No. 5 dated as of September 2, 2010 to Employment Agreement dated as of November 9, 2005, as amended on October 29, 2007, November 19, 2008, November 19, 2009 and April 15, 2010, between Luby's, Inc. and Christopher J. Pappas.

10(dd) Amendment No. 6 dated as of April 20, 2011 to Employment Agreement dated as of November 9, 2005, as amended on October 29, 2007, November 19, 2008, November 19, 2009, April 15, 2010 and September 2, 2010, between Luby's, Inc. and Christopher J. Pappas (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated April 26, 2011, and incorporated herein by reference).*

10(ee) Employment Agreement dated November 9, 2005, between Luby's, Inc. and Harris J. Pappas (filed as Exhibit 10(z) to the Company's Annual Report on Form 10-K for the fiscal year ended August 31, 2005, and incorporated herein by reference).*

10(ff) Amendment No. 1 dated as of October 29, 2007 to Employment Agreement dated as of March 9, 2001 between Luby's, Inc. and Harris J. Pappas (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K dated October 30, 2007, and incorporated herein by reference).*

10(gg) Amendment No. 2 dated as of November 19, 2008 to Employment Agreement dated as of November 9, 2005 between Luby's, Inc. and Harris J. Pappas (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K dated November 21, 2008, and incorporated herein by reference).*

10(hh) Amendment No. 3 dated as of November 19, 2009 to Employment Agreement dated as of November 9, 2005 and as amended on October 29, 2007 and November 19, 2008 between Luby's, Inc. and Harris J. Pappas (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K dated November 25, 2009, and incorporated herein by reference).*

10(ii) Amendment No. 4 dated as of April 15, 2010 to Employment Agreement dated as of November 9, 2005 and as amended on October 29, 2007, November 19, 2008, and November 19, 2009 between Luby's, Inc. and Harris J. Pappas (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K dated April 20, 2010, and incorporated herein by reference).*

10(jj) Amendment No. 5 dated as of September 2, 2010 to Employment Agreement dated as of November 9, 2005, as amended on October 29, 2007, November 19, 2008, November 19, 2009 and April 15, 2010, between Luby's, Inc. and Harris J. Pappas.

10(kk) Form of Restricted Stock Award Agreement pursuant to the Luby's Incentive Stock Plan (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated November 15, 2007, and incorporated herein by reference).

10(ll) Form of Incentive Stock Option Award Agreement pursuant to the Luby's Incentive Stock Plan (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K dated November 15, 2007, and incorporated herein by reference).

11 Statement regarding computation of Per Share Earnings.**

14(a) Policy Guide on Standards of Conduct and Ethics applicable to all employees, as well as the board of directors (filed as Exhibit 14(a) to the Company's Annual Report on Form 10-K for the fiscal year ended August 26, 2003, and incorporated herein by reference).

14(b)	Supplemental Standards of Conduct and Ethics for the Chief Executive Officer, Chief Financial Officer, Controller, and all senior financial officers (filed as Exhibit 14(b) to the Company's Annual Report on Form 10-K for the fiscal year ended August 26, 2003, and incorporated herein by reference).
21	Subsidiaries of the Company.
23.1	Consent of Grant Thornton LLP.
31.1	Rule 13a-14(a)/15d-14(a) certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Rule 13a-14(a)/15d-14(a) certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Section 1350 certification of the Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Section 1350 certification of the Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99(a)	Corporate Governance Guidelines of Luby's, Inc., as amended October 28, 2004 (filed as Exhibit 99(a) to the Company's Annual Report on Form 10-K for the fiscal year ended August 29, 2007, and incorporated herein by reference).

---

* Denotes management contract or compensatory plan or arrangement.

** Information required to be presented in Exhibit 11 is provided in Note 17 "Earnings Per Share" of the Notes to Consolidated Financial Statements under Part II, Item 8 of this Form 10-K in accordance with the provisions of FASB Statement of Financial Accounting Standards (SFAS) No. 128, Earnings per Share.

Exhibit 10cc

**AMENDMENT NO. 5 TO
EMPLOYMENT AGREEMENT**

This Amendment No. 5 ("Amendment") to the Employment Agreement, dated November 9, 2005, between Luby's, Inc., a Delaware corporation ("Luby's" or the "Company"), and Christopher J. Pappas, a resident of Houston, Texas ("Executive"), is executed as of the 2nd day of September, 2010 (the "Effective Date"). For purposes of this Amendment, "Luby's" or the "Company" shall include the subsidiaries of Luby's. Luby's and Executive are sometimes referred to herein individually as a "Party," and collectively as the "Parties."

RECITALS

WHEREAS, the Parties previously entered into the following agreements:

(i) the Employment Agreement, dated November 9, 2005;

(ii) Amendment No. 1 to Employment Agreement, dated October 29, 2007;

(iii) Amendment No. 2 to Employment Agreement, dated November 19, 2008;

(iv) Amendment No. 3 to Employment Agreement, dated November 19, 2009; and

(iv) Amendment No. 4 to Employment Agreement, dated April 15, 2010 (collectively, the "Agreement");

WHEREAS, on September 2, 2010, the Company and Executive mutually agreed to increase Executive's Base Salary from $250,000 to $400,000 per annum;

WHEREAS, the Company desires to increase the Executive's Base Salary to $400,000 per annum;

NOW, THEREFORE, for and in consideration of the mutual promises, covenants and obligations contained herein, the Company and Executive agree as follows:

1. Definitions. Capitalized terms used in this Amendment, to the extent not otherwise defined herein, shall have the same meaning as in the Agreement, as amended hereby.

2. Amendments. As of the Effective Date, Section 4 of the Agreement is hereby amended and restated as follows:

> "4. Compensation. Executive's compensation during his employment under the terms of this Agreement shall be as follows:
>
> (a) Base Salary. Commencing September 2, 2010, Luby's shall pay to Executive a fixed annual base salary (the "Base Salary") of Four Hundred Thousand Dollars ($400,000) for each year. The Base Salary shall be payable in equal, semi-monthly installments on or about the 15th day and last day of each month or at such other times and in such installments as may be agreed between Luby's and Executive. All payments shall be subject to the deduction of payroll taxes, income tax withholdings, and similar deductions and withholdings as required by law.
>
> (b) Bonus. During each year of the Term, in addition to the Base Salary, Executive shall be eligible but not entitled to receive incentive compensation in an amount that the independent Board of Directors of the Company or an authorized committee thereof, shall determine, solely based upon the Company's performance relative to Board-approved goals relating to the Company's achievement of same-store sales (50%) and earnings before interest, taxes, depreciation and amortization (50%) targets."

3. Noncompetition. Executive hereby acknowledges and reaffirms the provisions of Section 11(a) of the Agreement.

4. CONTROLLING LAW. THIS AMENDMENT SHALL BE DETERMINED AND GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS, WITHOUT GIVING EFFECT TO ANY CONFLICTS OF LAWS PROVISIONS.

5. Severability. If any term or other provision of this Amendment is invalid, illegal, or incapable of being enforced by any rule of applicable law, or public policy, all other conditions and provisions of this Amendment shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated herein are not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Amendment so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated herein are consummated as originally contemplated to the fullest extent possible.

6. Effect of Amendment. This Amendment shall be binding upon Executive and his heirs, executors, legal representatives, successors and assigns, and Luby's and its legal representatives, successors and assigns. Except as provided in the preceding sentence, this Amendment, and the rights and obligations of the Parties hereunder, are personal and neither this Amendment, nor any right, benefit, or obligation of either Party hereto, shall be subject to voluntary or involuntary assignment, alienation, or transfer, whether by operation of law or otherwise, without the prior written consent of the other Party.

7. Execution. This Amendment may be executed and delivered (including by facsimile transmission) in one or more counterparts all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Party, it being understood that all Parties need not sign the same counterpart.

[Signatures appear on following page]

IN WITNESS WHEREOF, the Parties have executed this Amendment effective as of the Effective Date.

/s/ Christopher J. Pappas

Christopher J. Pappas
Luby's Inc.

/s/ Gasper Mir, III.

Gasper Mir, III
Chairman of the Board

Exhibit 10jj

AMENDMENT NO. 5 TO EMPLOYMENT AGREEMENT

This Amendment No. 5 ("Amendment") to the Employment Agreement, dated November 9, 2005, between Luby's, Inc., a Delaware corporation ("Luby's" or the "Company"), and Harris J. Pappas, a resident of Houston, Texas ("Executive"), is executed as of the 2nd day of September, 2010 (the "Effective Date"). For purposes of this Amendment, "Luby's" or the "Company" shall include the subsidiaries of Luby's. Luby's and Executive are sometimes referred to herein individually as a "Party," and collectively as the "Parties."

RECITALS

WHEREAS, the Parties previously entered into the following agreements:

(i) the Employment Agreement, dated November 9, 2005;

(ii) Amendment No. 1 to Employment Agreement, dated October 29, 2007;

(iii) Amendment No. 2 to Employment Agreement, dated November 19, 2008;

(v) Amendment No. 3 to Employment Agreement, dated November 19, 2009; and

(vi) Amendment No. 4 to Employment Agreement, dated April 15, 2010 (collectively, the "Agreement");

WHEREAS, on September 2, 2010, the Company and Executive mutually agreed to increase Executive's Base Salary from $250,000 to $400,000 per annum;

WHEREAS, the Company desires to increase the Executive's Base Salary to $400,000 per annum;

NOW, THEREFORE, for and in consideration of the mutual promises, covenants and obligations contained herein, the Company and Executive agree as follows:

1. Definitions. Capitalized terms used in this Amendment, to the extent not otherwise defined herein, shall have the same meaning as in the Agreement, as amended hereby.

2. Amendments. As of the Effective Date, Section 4 of the Agreement is hereby amended and restated as follows:

> "4. Compensation. Executive's compensation during his employment under the terms of this Agreement shall be as follows:
>
> (a) Base Salary. Commencing September 2, 2010, Luby's shall pay to Executive a fixed annual base salary (the "Base Salary") of Four Hundred Thousand Dollars ($400,000) for each year. The Base Salary shall be payable in equal, semi-monthly installments on or about the 15th day and last day of each month or at such other times and in such installments as may be agreed between Luby's and Executive. All payments shall be subject to the deduction of payroll taxes, income tax withholdings, and similar deductions and withholdings as required by law.
>
> (b) Bonus. During each year of the Term, in addition to the Base Salary, Executive shall be eligible but not entitled to receive incentive compensation in an amount that the independent Board of Directors of the Company or an authorized committee thereof, shall determine, solely based upon the Company's performance relative to Board-approved goals relating to the Company's achievement of same-store sales (50%) and earnings before interest, taxes, depreciation and amortization (50%) targets."

3. Noncompetition. Executive hereby acknowledges and reaffirms the provisions of Section 11(a) of the Agreement.

4. CONTROLLING LAW. THIS AMENDMENT SHALL BE DETERMINED AND GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS, WITHOUT GIVING EFFECT TO ANY CONFLICTS OF LAWS PROVISIONS.

5. Severability. If any term or other provision of this Amendment is invalid, illegal, or incapable of being enforced by any rule of applicable law, or public policy, all other conditions and provisions of this Amendment shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated herein are not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Amendment so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated herein are consummated as originally contemplated to the fullest extent possible.

6. Effect of Amendment. This Amendment shall be binding upon Executive and his heirs, executors, legal representatives, successors and assigns, and Luby's and its legal representatives, successors and assigns. Except as provided in the preceding sentence, this Amendment, and the rights and obligations of the Parties hereunder, are personal and neither this Amendment, nor any right, benefit, or obligation of either Party hereto, shall be subject to voluntary or involuntary assignment, alienation, or transfer, whether by operation of law or otherwise, without the prior written consent of the other Party.

7. Execution. This Amendment may be executed and delivered (including by facsimile transmission) in one or more counterparts all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Party, it being understood that all Parties need not sign the same counterpart.

[Signatures appear on following page]

IN WITNESS WHEREOF, the Parties have executed this Amendment effective as of the Effective Date.

/s/ Harris J. Pappas

Harris J. Pappas
Luby's Inc.

/s/ Gasper Mir, III.

Gasper Mir, III
Chairman of the Board

Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

NAME	STATE OR COUNTRY OF ORGANIZATION OR INCORPORATION
LUBCO, Inc.	Delaware
Luby's Bevco, Inc.	Texas
Luby's Holdings, Inc.	Delaware
Luby's Limited Partner, Inc.	Delaware
Luby's Management, Inc.	Delaware
Luby's Fuddruckers Restaurants, LLC	Texas
Fuddruckers of Howard County, LLC	Maryland
Fuddruckers of Annapolis, LLC	Maryland
R. Wes, Inc	Texas
Fuddruckers Tulsa, LLC	Texas

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We have issued our reports dated November 14, 2011, with respect to the consolidated financial statements and internal control over financial reporting included in the Annual Report of Luby's, Inc. and its subsidiaries on Form 10-K for the year ended August 31, 2011. We hereby consent to the incorporation by reference of said reports in the Registration Statements of Luby's, Inc. and its subsidiaries on Form S-3/A (File No. 333-135057, effective October 12, 2006) and on Forms S-8 (File No. 333-135058, effective June 16, 2006; File No. 333-81606, effective January 29, 2002; File No. 333-81608, effective January 29, 2002; File No. 333-55140, effective February 7, 2001; and File No. 333-70315, effective January 8, 1999).

/s/ GRANT THORNTON LLP

Houston, Texas
November 14, 2011

Exhibit 31.1

Certification
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Christopher J. Pappas, certify that:

1. I have reviewed this Annual Report on Form 10-K of Luby's, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the consolidated financial statements, and other financial information included in this report, fairly present in all material respects, the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 14, 2011

By: /s/ CHRISTOPHER J. PAPPAS

Christopher J. Pappas
President and Chief Executive Officer

A signed original of this written statement required by Section 302 of the Sarbanes-Oxley Act of 2002 has been provided to Luby's, Inc. and will be retained by Luby's, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 31.2

Certification
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, K. Scott Gray, certify that:

1. I have reviewed this Annual Report on Form 10-K of Luby's, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the consolidated financial statements, and other financial information included in this report, fairly present in all material respects, the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 14, 2011

By: /s/ K. SCOTT GRAY

K. Scott Gray
Senior Vice President and Chief Financial Officer, and
Principal Accounting Officer

A signed original of this written statement required by Section 302 of the Sarbanes-Oxley Act of 2002 has been provided to Luby's, Inc. and will be retained by Luby's, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.1

**Certification Pursuant to
18 U.S.C. Section 1350,
As Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002**

In connection with the Annual Report of Luby's, Inc. on Form 10-K for the fiscal year ended August 31, 2011, as filed with the Securities and Exchange Commission on the date hereof, I, Christopher J. Pappas, President and Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 14, 2011

By: /s/ CHRISTOPHER J. PAPPAS

Christopher J. Pappas
President and Chief Executive Officer

Exhibit 32.2

Certification Pursuant to
18 U.S.C. Section 1350,
As Adopted Pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Luby's, Inc. on Form 10-K for the fiscal year ended August 31, 2011, as filed with the Securities and Exchange Commission on the date hereof, I, K. Scott Gray, Senior Vice President and Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: November 14, 2011

By: /s/ K. SCOTT GRAY

K. Scott Gray
Senior Vice President and Chief Financial Officer,
and Principal Accounting Officer

Notes

Notes

Company Headquarters

Luby's Inc.
13111 Northwest Freeway, Suite 600
Houston, TX 77040
713.329.6800
www.lubys.com

Notice of Annual Meeting

The 2012 annual meeting of shareholders will be held Friday, January 20, 2012, at 9:00 a.m. local time, at the Sheraton Brookhollow Hotel, 3000 North Loop West, Houston, TX 77092.

Register & Stock Transfer Agent

American Stock Transfer
& Trust Company
59 Maiden Lane
New York, NY 10038
800.937.5449
www.amstock.com

Independent Auditor

Grant Thorton
333 Clay Street
2700 Three Allen Center
Houston, TX 77002

Annual Report

The 2011 Luby's, Inc. Annual Report is available online at www.lubys.com or additional copies may be obtained by contacting Investor Relations at 713.329.6808, to receive a hard copy report.

NYSE Stock Symbol

LUB

CEO/CFO Certifications

On February 14, 2011, the company submitted its annual Section 3030A CEO Certification to the New York Stock Exchange. The company also filed the CEO and CFO certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 with the securities and Exchange Commission as exhibits to its Annual Report on Form 10-K for the fiscal year ended August 31, 2011.

Company Information

Luby's, Inc. is a multi-branded food service company operating in the retail restaurant and contract service settings. Our primary brands include Luby's Cafeteria, Fuddruckers and Luby's Culinary Contract Services. Also included in our brands are Luby's, Etc. and Koo Koo Roo Chicken Bistro.

As of November 2011, we operated 155 company-owned restaurants located throughout the United States. These establishments are located in close proximity to retail centers, business developments and residential areas. Of the 155 restaurants (95 Luby's Cafeterias, 57 Fuddruckers and 3 Koo Koo Roo Chicken Bistros), 83 are located on property that we own and 72 are on leased premises. We operated culinary contract services at 21 locations; 15 in the Houston, Texas area, 3 in Louisiana, 2 in Denton, Texas and 1 in Austin, Texas. Luby's Culinary Services provides food service management to healthcare, educational and corporate dining facilities. We had 57 franchisees operating 121 Fuddruckers restaurants, of which 116 are located in 28 states, 1 in Canada and 4 in Puerto Rico.


lubys.com


fuddruckers.com


lubyscs.com
Luby's
Culinary Services